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07023364

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Castellum AB

*CURRENT ADDRESS Box 2269, SE-403
14 Gothenburg
Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

FILE NO. 82- 4683

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☒	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DAT : 5/9/07



CASTELLUM

Annual Report 2006


Lorensberg 48:8, Gothenburg

Contents

The audited legal Annual Report comprises pages 6-94, apart from pages 58-59. Comparisons shown in brackets are made with the corresponding amounts previous year.

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

Year Summary

- Rental income for 2006 amounted to SEKm 2,014 (1,907 previous year).
- Net income after tax for the year amounted to SEKm 1,674 (1,294), equivalent to SEK 10.21 (7.89) per share.
- Income from property management improved by 8% to SEKm 883 (820), equivalent to SEK 5.38 (5.00) per share.
- The Board proposes a dividend of SEK 2.85 (2.62) per share, corresponding to an increase of 9%.

Data per Share

SEK	2006		2005		2004		2003		2002		2001		2000
Income from property management	5.38		5.00		4.52		4.07		3.77		3.30		2.65
Change		**+ 8%**		**+11%**		**+11%**		**+8%**		**+14%**		**+24%**	
Net income after tax	10.21		7 89		5.59		2.68		4.00		5.68		4.07
Change		**+ 29%**		**+41%**		**+108%**		**-33%**		**-30%**		**+39%**	
Dividend (2006 proposed)	2.85		2.62		2.38		2.13		1.88		1.63		1.38
Change		**+ 9%**		**+11%**		**+12%**		**+13%**		**+15%**		**+18%**	



View from the top floor of Castellum's property Nordstaden 2:16 overlooking the guest harbour "Lilla bommen" in Gothenburg. To the right in the picture the office property Gullbergsvass 1:15, "Guldet" is shown.

Annual General Meeting

Castellum AB's Annual General Meeting will take place on Thursday March 22, 2007 at 5 pm in Stenhammarsalen, Gothenburg Concert Hall, at Götaplatsen in Gothenburg.


Uppsala
Västerås
Örebro
Stockholm
Linköping
Gothenburg
Mölndal
Borås
Jönköping
Värnamo
Växjö
Helsingborg
Malmö
Lund

INCOME FROM PROPERTY MANAGEMENT/SHARE


Isolated quarter, SEK (bars)
Rolling annual value, SEK (line)
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

FAIR VALUE BY REGION


Greater Gothenburg 33%
Greater Stockholm 20%
Mälardalen 12%
Öresund Region 26%
Eastern Götaland 9%

FAIR VALUE BY TYPE OF PROPERTY


Office/retail 65%
Warehouse/ industrial 31%
Projects and undeveloped land 4%

Castellum – a short description

BUSINESS CONCEPT

Castellum's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customized commercial properties, through a strong and clear presence in five Swedish growth regions.

FOCUS ON CASH FLOW

The objective is to focus on cash flow growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend. The objective is an annual growth in cash flow of at least 10%. In order to achieve this objective, investments of at least SEKm 1,000 per year will be made. All investments will contribute to the objective of growth in income from property management within 1-2 years and have a value potential of at least 10%.

Cash flow for the year, i.e. income from property management, amounted to SEKm 883, equivalent to SEK 5.38 per share. The improvement is 8% and is chiefly an effect of investments made and lower interest rate costs.

REAL ESTATE PORTFOLIO WITH COMMERCIAL FOCUS

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to over SEK 24 billion and comprises commercial properties. Castellum's real estate portfolio is concentrated to Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Within each of these regions focus is placed on market areas and sub-markets where sufficient volume can be found to provide the prerequisites for good business opportunities by rational management and strong presence.

Investments, i.e. enhancement and development of existing properties, acquisitions of new properties and new construction, are carried out in areas with high growth rates where opportunities are found for increased occupancy rates, increased rental levels and improved cash flows. During 2006, Castellum made investments totalling SEKm 2,283, of which SEKm 1,292 were acquisitions and SEKm 991 investments in existing properties. During the year 12 properties were sold for a total of SEKm 460, which gave SEKm 83 in realized results.

During 2006, the prices of real estate have continued to increase. For Castellum's real estate portfolio the assumption is that the market yield has been reduced by 0.4%-units since the end of 2005. Changes in value for the year amount to SEKm 1,145, equivalent to approx. 5%.


Eklandia Fastighets AB

Central and eastern Gothenburg and Hisingen



Southern Gothenburg, Mölndal, Borås and Kungsbacka


BRIGGEN

Malmö, Lund and Helsingborg


BROSTADEN

Greater Stockholm


ASPHOLMEN

Örebro, Uppsala and Västerås


Corallen

Värnamo, Jönköping, Växjö and Linköping

DECENTRALIZED AND SMALL SCALE ORGANIZATION

Castellum's operations are run in a small-scale organization comprising six subsidiaries which own and manage the properties under their own brands. By having local roots the subsidiaries get close relations with the customers and good knowledge of the market situation and rental development within each market area. Property management is mainly carried out by own personnel.

Castellum shall have skilled and committed employees on every position, which is achieved as the group shall be an attractive workplace with good development possibilities. The Castellum group had as at December 31, 2006, 199 employees and each subsidiary has about 30 employees.

Castellum views a sustainable development with economic growth, social development and environmental concern a prerequisite for successful business operations.

CUSTOMERS

Good and long-term customer relations and hence satisfied customers is a prerequisite for creating long-term growth in Castellum. This is achieved by providing efficient and well situated premises meeting the customers' needs regarding both appropriate premises as well as service.

During the year, 737 new lease contracts were signed with a total annual value of SEKm 287, while contracts terminated amounted to SEKm 167. Hence, net leasing for the year was SEKm 120. Of the new signed contracts approx. 75% came from own networks, recommendations or existing customers expanding, while approx. 15% came from web pages and advertisements, and 10% came through agents.

Castellum has a good risk exposure in the lease portfolio, consisting of approx. 3,900 commercial contracts spreading over many sectors and durations. The economic occupancy rate for 2006 was 87.1%

STABLE CAPITAL STRUCTURE

Castellum's strategy is to have a stable capital structure, meaning an equity/asset ratio of 35-45% and an interest coverage ratio of at least 200%. As of December 31, 2006 the equity/assets ratio was 42% and the interest coverage ratio for 2006 was 343%.

Castellum's dividend policy is that at least 60% of income from property management after full tax deduction will be distributed, however investment plans, consolidation needs, liquidity and financial position in general will be taken into account. The Board proposes the Annual General Meeting 2007 a dividend of SEK 2.85 per share, which is an increase of 9% compared to previous year. The dividend ratio is 73%.

THE CASTELLUM SHARE

Castellum works for a stable and positive price trend with high liquidity in the company's share and that the company's actions will be made from a long term perspective.

The Castellum share is listed on OMX – The Nordic List Large cap and had at December 31, 2006 approx. 7,700 shareholders, of which 47% Swedish and 53% foreign. The Castellum share price at the same time was SEK 91.25, which is equivalent to a market capitalization of SEK 15 billion. Since IPO on 23 May, 1997 the total yield of the Castellum share has been on average 24.8% per year.

INVESTMENTS AND SALES/YEAR


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
2 500
2 000
1 500
1 000
500
0
-500
-1 000
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

NET LEASING PER QUARTER


SEKm
New leases
Terminations
Net leasing, rolling annual value
120
100
80
60
40
20
0
-20
-40
-60
-80
2000 2001 2002 2003 2004 2005 2006

FINANCING 31-12-2006


Shareholders' equity SEKm 10 184 (42%)
Deferred tax liabilities SEKm 2 723 (11%)
Derivatives SEKm 55 (0%)
Interest bearing liabilities SEKm 10 837 (44%)
Non interest bearing liabilities SEKm 647 (3%)

TOTAL YIELD (INCLUDING DIVIDEND)

	2006	On average per year May 1997-2006
Castellum	+31.3%	+24.8%
OMX Stockholm (SIX Return)	+28.1%	+11.1%
Real Estate Index Sweden (EPRA)	+35.8%	+21.2%
Real Estate Index Europe (EPRA)	+49,4%	+17,5%

CEO's Comments

When looking back at the past year there are particularly two things that I am very pleased with.

The first thing is Castellum's leasing capacity. Previous year 737 new rental contracts were signed and the net leasing was the best ever, SEKm 120. What is most impressive is the work behind the numbers – all employees way of working for long-term development of both customer relations as well as the product itself, i.e. the premises and the facility management. A very large portion of the new leases comes from own networks. I am convinced that close and long-term customer relations will have even greater importance on the future rental market.

The other thing is the pace of investments. During 2006, Castellum made investments of SEK 2.3 billion. The hard part is not in investing large sums of money, the challenge lies in to which yield and risk the investment is made. The real estate prices continues to beat new records meaning lower yields which in many cases are too low to be interesting for Castellum. With Castellum's organisation there are other investment opportunities. A large number of employees in the organisation have frequent customer contact which result in good knowledge of and the possibility to meet existing and new customers changing needs.
Over 40% of the investments for the year referred to everything from smaller refurbishments to larger new constructions. Another opportunity is acquisitions of properties with vacant premises. Our organisation with large leasing capacity is able to make a different risk assessment of vacancies than other operators. There are many examples of where Castellum relatively shortly after acquiring a vacant property has signed a lease and hence received a yield which is substantially higher than the market's required yield for a similar property.

2006 was also a good year when looking at the results. Income from property management amounted to SEKm 883 – an improvement of 8% compared with previous year, which is slightly lower than the 10% objective. With largely unchanged rental levels and vacancies it is mainly lower interest rates and effects of investments made that have contributed to the improved result. It may be noted that two shifts in trend have been seen beginning in the third quarter of the year – decreasing vacancies and increasing interest rate levels. Even though the effect on the result was limited, it is clearly an effect of the improved Swedish economy and labour market.

The demand for properties is still very large from both Swedish as well as foreign investors. Decreasing required yields have meant increasing real estate prices for the third consecutive year. The increase for the year on Castellum's real estate portfolio amounted to SEKm 1,145, which is equal to approx. 5%. Net income after tax improved by 29% to SEKm 1,674 – the best result ever.

The growth in the result has brought about a proposed increased dividend of SEK 2.85 per share, an increase of 9% compared with previous year. The proposed dividend is in line with the growth in income from property management as well as previous dividend ratios.

Following the previous years increase in value on properties, the balance sheet has become stronger and stronger. Despite the high pace of investments during 2006 with a 10% increase of the balance sheet total, the equity/assets ratio remained unchanged 42%.

The total yield on the Castellum share was SEK 3.7 billion, which is equivalent to +31%. The yield is somewhat higher than OMX Stockholm but slightly lower than Real Estate Index Sweden. The percentage of foreign ownership has continued to increase during 2006 and is now 53%. The increased foreign interest in both shares as well as properties clearly shows a continued globalization of the investment market and that Sweden is a part of this.

The Annual Report 2006 is Castellum's tenth as a listed company. Even though one can not rest on old victories it can still be noted to have been ten good years. The income from property management has improved on average 15% per year and has in all interim reports been higher than the corresponding period previous year. The real estate portfolio has during the ten year period almost tripled. This is an effect of investments of SEK 14 billion, sales of SEK 5 billion and that real estate values have increased on average 4.5% per year, equal to SEK 7 billion. For Castellum's shareholders the period has resulted in increased share price and dividends of almost SEK 16 billion, corresponding to a total yield of 25% per year on average.

Following a number of years with a relatively limited growth in Swedish economy and employment, the vacancy situation has now improved. The demand for premises picked up during 2006 and the net leasing is on historically high levels. This was most clear during the second part of the year and has shown no signs of slowing down in the beginning of the current year. In the present market situation current vacancies of over SEKm 300 is the largest potential in Castellum. Even if improved demand and decreasing vacancies would effect the rental levels already during the current year the affect on the result will be limited due to the lease expiry structure that delays the effect.

The positive development in income is counteracted by increasing market interest rates leading to higher interest costs. Castellum has currently credit agreements totalling approx. SEK 11 billion with an interest rate level of 4.0%, which is 0.3%-units higher than the average interest rate previous year. It is most likely that the increase will be even higher as the Riksbank is expected to raise the Repo interest rate further during the year.

In order to achieve income growth it is important that the pace of investments continues to be high, yet without putting volume before yield. The strong balance sheet makes it possible to within the limit of an equity/assets ratio of at least 35% make investments of approx. SEK 5 billion. The year has started off well, already during the first month acquisitions of approx. SEK 600 have been made, where the acquisitions in two now growth regions – Linköping and Halmstad – feels extra exciting.

Gothenburg, February 6th 2007

Håkan Hellström
Chief Executive Officer



"I am convinced that close and long-term customer relations will have even greater importance on the future rental market."

Operations

Business Concept

Castellum's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customized commercial properties, through a strong and clear presence in five Swedish growth regions.

Outcome 2006

Growth **+ 8%**

Investments **SEKm 2,283**

Equity/assets ratio **42%**

Interest coverage ratio **343%**

Dividend ratio **73%**

The share's total yield **31.3%**

Objectives

Castellum's operations are focused on cash flow growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

The objective is an annual growth in cash flow, i.e. income from property management per share, of at least 10%. In order to achieve this objective, investments of at least SEKm 1,000 per year will be made. All investments will contribute to the objective of growth in income from property management within 1-2 years and have a value potential of at least 10%. Sales of properties will take place when justified from a business standpoint and when an alternative investment with a higher yield can be found.

Strategy for Funding

CAPITAL STRUCTURE

Castellum will have a stable capital structure, meaning an equity/asset ratio of 35-45% and an interest coverage ratio of at least 200%.

Repurchase of own shares shall be available as a method to use for adjusting the company's capital structure. Sales of own shares held by the company will only take place, if needed, in order to restore the capital structure to the set level.

DIVIDEND

At least 60% of income from property management after full tax deduction will be distributed, however investment plans, consolidation needs, liquidity and financial position in general will be taken into account.

THE STOCK AND CREDIT MARKET

Castellum shall work for a stable and positive price trend with high liquidity in the company's share. However, all actions will be made from a long term perspective.

Castellum will have a frequent, open and fair reporting to shareholders, the capital and credit markets as well as media, yet without disclosing any individual business relation.

In the long term Castellum will be one of the largest listed real estate companies in Sweden.

Strategy for the Real Estate Portfolio and Property Management

GEOGRAPHY

Castellum's real estate portfolio is located in the five Swedish growth regions Greater Gothenburg, Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland, which provide for good business opportunities by rational property management and a strong presence in the market.

The development of the real estate and rental markets are, both nationally as well as regionally, dependent on the long-term economic growth. Important prerequisites for economic growth are a young well educated work force, access to good infrastructure and entrepreneurship. To make sure that investments are concentrated to areas within the country with expected high economic growth, Castellum is continuously analyzing the development on the different sub-markets.

TYPE OF PROPERTY

The real estate portfolio shall consist of commercial properties with general and flexible premises for office/retail and logistics/warehouse/industry. The distribution among the different categories is determined by business opportunities, cash flow, risk exposure and value growth.

DEVELOPMENT OF THE REAL ESTATE PORTFOLIO

The real estate portfolio shall be continuously enhanced and developed in order to improve cash flow.

New development potential shall be added through acquisitions or new construction, which can be developed by the organization and which comply with the group's earnings requirements.

In cases where new construction offers a competitive alternative, Castellum will participate in the new construction of commercial properties, however no major speculative projects, at a rate dictated by demand. The company holds a number of well situated sites with building permission and acquisition of further sites with building permission in attractive locations forms part of the company's strategy.

CUSTOMERS

Castellum shall be perceived as a service management company. This is achieved by having long-term relations and supplying premises and service meeting customer demands. In order to develop the customer relations the customers level of satisfaction shall be measured regularly. The risk within the circle of customers shall be kept low by spreading over many fields of business, length of contracts and size of contracts

PROPERTY MANAGEMENT/EMPLOYEES

Castellum shall deliver service and manage properties by a decentralized and small-scale organization with wholly owned subsidiaries and strong presence on the sub-markets. Property management shall be carried out mainly by own personnel.

Castellum shall have skilled and committed employees on every position, which is achieved as the group shall be an attractive workplace with good development possibilities. In order to develop the group in being an attractive workplace the employees level of satisfaction shall be measured regularly.



Idetorget 1, Linköping

CASTELLUM


Eklandia
Fastighets AB

Central and Eastern Gothenburg and Hisingen


Harry Sjögren AB

Southern Gothenburg, Mölndal, Borås and Kungsbacka


BRIGGEN

Malmö, Lund and Helsingborg


BROSTADEN

Greater Stockholm


ASPHOLMEN
FASTIGHETER AB

Örebro, Uppsala and Västerås


Corallen

Värnamo, Jönköping, Växjö and Linköping

Organization

Castellum's strategy is to manage its properties in a decentralized and small-scale organization with wholly owned subsidiaries and strong presence on the sub-markets. By having local roots the subsidiaries get close relations with the customers and knowledge of their operations and needs. The companies also receive good knowledge of the local real estate and rental markets, market changes and business opportunities.

SUBSIDIARIES

Castellum has six wholly owned subsidiaries which each have about 30 employees. The subsidiaries organizations are not identical but are in principal made up of a Managing Director, 3-5 market areas, business developers and 3-5 employees within finance and administration. Each market area employs one property manager with one assistant, one person working with leasing and 2-4 facility managers, where everyone has customer contact. The flat organization gives a short decision making process and creates a customer oriented and active organization. Castellum's subsidiaries operate under their own brands which strengthen the local identity.

Property management is mainly carried out by own personnel.

PURCHASING EXTERNAL SERVICES

In cases where external services are purchased, high demands are placed on suppliers in terms of quality, customer contact, service and environmental awareness. The company possesses decentralized purchasing expertise for negotiations of new construction, extension or refurbishment work. The group does not have its own organization for undertaking contracts.

MEASURING, COMPARING AND CONTROLLING

Castellum measures and compares the subsidiaries' management efficiency and asset value growth in the real estate portfolio. Within the group experiences are shared between the companies and specialist expertise can therefore be made available to the whole organization.

Castellum's operations are controlled by rules for decision making and work allocation, policies and instructions. Policies are in place for finance and financial work, information, information safety, environment, insurance, electricity and personnel which includes policies for equal opportunities and work environment.

PARENT COMPANY

The parent company Castellum AB is responsible for matters concerning the stock market (such as consolidated reports and stock market information) and the credit market (such as funding and financial risk management) as well as overall IT/IS strategies and personnel matters. The parent company has 13 employees.

The parent company takes part in decisions on major investments, acquisitions and sales of assets by involvement in the Board of the subsidiaries.

SUPPORT SYSTEMS

The application of support systems such as IT/IS within the group shall enable a safe and effective reporting and monitoring of operations. The technical platform is made up of local networks integrated into a group wide network and is made up of standard products which provide high security and lower maintenance costs in the long term.

Employees

Castellum has the objective of being an attractive workplace with development possibilities, which give good conditions for having skilled and committed employees. The employees attitudes are measured regularly in order to develop the group.

TRAINING AND SHARING OF EXPERIENCES

Committed, skilled and satisfied employees are a prerequisite for obtaining Castellum's objective of satisfied and profitable customers and therefore both internal and external training programs are carried out. For example many group-wide development programs specified for different work tasks are held. The development programs provide, besides increased knowledge, also motivation for continued development work and improved contact among employees within the group. Beside the group-wide development programs individual competence development takes place when needed.

In order to create the conditions for sharing of experience between the companies, group-wide projects are held with members from all companies. The projects cover topics such as development of efficient premises for a certain target market and property management. Apart from the projects there are fixed groups which are regularly discussing issues in specific areas such as finance, IT and environment.

ATTRACTIVE WORKPLACE

Recruiting and keeping good employees are important and Castellum is active in a number of areas in order to improve motivation and participation among the employees. The flat organization provides every employee with well defined areas of responsibility with a high level of flexibility within each area, which mean both professional as well as personal development. Castellum works on recruiting within the group in order to improve the employees' opportunities for development.

The employees' health is important and Castellum works with health issues and offers good corporate health services and beneficial health insurance.

A bonus program is applied that provides every employee with the opportunity to take part in their respective company's achieved improvement in the results.

Once a year all employees within the Castellum group meet in order to share experiences and strengthen the feeling of group spirit. The employees' view on Castellum is measured in a survey showing their attitudes towards their own working conditions, the company and its management. Castellum receives high marks in the survey and the employees show great faith in the company and are well familiar with the organization's objectives and strategies. The survey is completed every other year in order to give time to reflect on and work with the views that come to light.

The group had 199 employees at the year end, of which 36% were women. Employee turnover has been 9% during the year and absence due to illness was 2%.





Employees in the Castellum group

LEVEL OF EDUCATION


Upper secondary school 59%
University 33%
Compulsory school 8%

DISTRIBUTION OF WORK


Customer relations/ Property management 53%
Management/Finance/ Administration 30%
Marketing/ Leasing17%

AGE DISTRIBUTION - NUMBER OF EMPLOYEES


Number
70
60
50
40
30
20
10
0
20-29
30-39
40-49
50-59
60+
YEARS

Customers

The local subsidiaries shall offer appropriate premises and service satisfying the customer's needs. Therefore good and long-term customer relations are a prerequisite for creating growth in Castellum.

SATISFIED CUSTOMER INDEX 2006



Index
Castellum
Industry, average
85
80
75
70
65
60
55
50
Indoor climate
Value for money
Complaints
Environmental concern
Premises
Image
Tenant adjustments
Location
Service
Faults

LEASE MATURITY STRUCTURE



Lease value, SEKm (bars)
Number of leases (line)
600
500
400
300
200
100
0
1 200
1 000
800
600
400
200
0
2007
2008
2009
2010
2011
2012+

DISTRIBUTION OF CONTRACTS BY INDUSTRY



Industry, %
35
30
25
20
15
10
5
0
Commercial goods and services
Consumer durables and services
Information technology
Public sector
Health care
Consumer staples
Materials
Finance and real estate
Telecommunication services
Energy
Utilities

LEASING ACTIVITY



Web pages and advertisments 15%
Signed, previously terminated 5%
Recommendations 9%
Agents 10%
Own networks 33%
Existing customer expansions 28%

BEING CLOSE TO THE CUSTOMER

The local property management organisation provides a natural possibility for planned, frequent meetings with the customer in order to receive information about current and future operations. Thereby Castellum can, in plenty of time, work together with the customer on finding solutions when their needs change. Castellum's flat organizational structure provides a short decision making process and power to act and the customer knows who to contact when needed.

The property managers and the local facility managers work close to the customers and feel great responsibility to offer high quality premises, good personal service, quick answers and responsible actions. This will build up a long-term competitive advantage for Castellum.

ADDED VALUE

Facility management services create added value and is an important competitive advantage in leasing. Castellum works on matters which will improve the attractiveness of the area where the customer is operating and with issues that can improve and facilitate the customer's day-to-day operations. Examples on measures are coordination in order to improve security within an area, memberships in networks that may lead to business to business-relationships and support with procurement of services such as cleaning and furnishing.

In order to receive further knowledge of what may affect the local rental market the subsidiaries co-operate with municipalities and are active in local networks, such as company associations.

The local companies give out information through customer news letters and web pages on a regular basis.

SATISFIED CUSTOMER INDEX

As a basis for continued improvement work, customer attitudes are measured by means of various internal and external surveys. Castellum has for several years participated in the Property Barometer Satisfied Customer Index (SCI). The SCI measures the customers' views on areas such as the premises, location, rent, service and faults. The survey shows that the customers' faith in Castellum is consistently high.

CUSTOMER STRUCTURE

Castellum has a good risk diversification in the lease portfolio, regarding both fields of business and length of contracts. The group has approx. 3,900 commercial contracts, where the single largest contract makes up for 1% of Castellum's total rental income.

LEASING ACTIVITY

During 2006 the organization signed 737 new contracts with a total annual value of SEKm 287. The leasing activity shows the importance of taking care of the customers and the networks. Of the new signed contracts approx. 75% came from own networks, recommendations or existing customers expanding, while approx. 15% came from web pages and advertisements, and 10% came through agents.

Responsible Business

Sustainable development with economic growth, social development and environmental concern is a prerequisite for successful business operations. Castellum view responsible business as a competitive advantage in order to receive greater faith by the customers, enhance the brand and create growth in the company.

The objective is that each and every employee in his or her practice acts on a long-term basis, acts properly in business relations and has an overall view of the operations. A prerequisite for achieving the objective is committed and skilled employees and good relations to external parties. Castellum has since the company was founded worked on creating a corporate culture with a good work environment where the employees act responsibly. The work is followed up by both employee surveys and customer surveys.

Castellum is active in order to develop and make the regions where the company is present more attractive for both companies operating in the region and for the inhabitants. Examples are engagement in corporate associations and co-operation with universities and municipalities.

Castellum implemented an environmental policy in 1995 and the values for responsible business below were adopted in 2001. The values Castellum applies with regard to human rights, labour conditions and environmental issues are largely in line with the UN's Global Compact code of conduct with its ten principles.

CASTELLUM'S VALUES

Commercial viability: The reasonable, legitimate demands of various parties must be observed. Actions must be characterised by competence, sound business ethics and acknowledgement of responsibility. Competitive benefits are gained while at the same time treating competitors in a proper way.

Quality and service: Premises are maintained to such a degree that they satisfy promises given and tenants' expectations in terms of service and standards. This is reflected in an attitude that must be characterised by professionalism in contacts with each and every individual.

Laws: Laws and ordinances as well as other applicable rules and regulations must be observed both by employees, customers and by any supplier/subcontractor engaged.

Discrimination: No employee, customer or supplier/subcontractor may be discriminated against for reasons of race, skin colour, origin, religion, age, pregnancy or sexual orientation.

Work environment: Work environment means the effect that the work has on employees, from a physical, psychological and social view. The objective is that no one shall be sick by or injured at work. We shall have good leaders creating the preconditions for a work environment where the employees feel work pleasure and comfort, as well as being well informed and committed. All employees shall take part in the work of creating a good work environment.

Safety: There must be the best possible levels of safety in the business itself and in and around the properties.

Social responsibility/benefit: In Castellum's role as a major real estate company, with a focus on commercial properties, the company must be able to offer customised premises for various purposes.


Värnamo 14:11, Värnamo

"Castellum's business shall be run with the least possible impact on the environment and shall use resources sparingly in order to contribute towards achieving a sustainable development"

RESPONSIBILITY FOR THE ENVIRONMENT

Castellum's strategy is to develop the real estate portfolio from a customer perspective with the least possible impact on the environment and use resources sparingly in order to contribute towards achieving a sustainable development. The environmental work is mainly focused on energy consumption where Castellum has the largest impact on the environment.

Castellum's environmental work began 1995 and is a natural part of day-to-day operations and supported by the senior executives. The environmental work creates more participation among the employees, a higher quality in property management and added value for the customers.

As a confirmation that the work is making progress, Castellum has for many years been rated as one of the most environmentally progressive listed companies selected by Swedbank Robur, Banco, Folksam, KPA and Öhmans. Swedbank Robur says that "Castellum was one of the first real estate companies to implement a systematic approach for working with environmental issues and the company is still one of the leaders. Good results have been achieved over the years within all critical areas."

More efficient energy consumption

Castellum is working actively towards a lesser use of energy and turning to more environmental adapted energy sources in order to minimize the discharge of carbon dioxide. Castellum discharges approx. 17,500 tons of carbon dioxide per year of which 98% come from heating the properties and 2% from transportations.

Through a good support system for reviews, properties can be controlled and compared in order to determine where efforts should be made. Examples of measures implemented are adaptation of heating and ventilation to meet users' needs, exchange of control and regulatory systems, low energy lighting and motion controlled lighting.

Since 2001, only electricity labelled environmental friendly are used in the properties owned by the Castellum group. The environmental label means that the electricity is produced from renewable energy sources.

In order to minimize and carry out transportations with the least possible impact on the environment transports, of for example waste, are coordinated. Training in ECO-driving has taken place in a number of companies. 16% of Castellum's cars may be run on renewable fuels.

Environmentally adapted and renewable energy sources

A continuous work is in progress for converting the properties' systems for heating to district heating or other environmental friendly energy sources. 85% of the properties are heated by district heating and during 2005, 4 properties totalling 13 thous. sq.m. have been converted to district heating. Ground heating/cooling is installed in 7 properties totalling 37 thous. sq.m. and an additional 4 properties of 35 thous. sq.m. will be completed during 2007. Ground heating/cooling is a profitable and well functioning solution with a small impact on the environment.

Environmental inventory of properties

An inventory regarding any possible environment or health risk such as hazardous substances, ground pollution, radon, moist/mould, and operations requiring special permits, has been completed for 85% of the properties. During 2006, 188,000 sq.m. were checked using methods such as "Miljöstatus för byggnader". PCB has been confirmed in 28 properties in which measures are taken according to plan. During 2006, measures were taken in 7 properties.

Castellum's work on follow-up on energy consumption and environmental inventories makes the company well prepared for the EU directive regarding energy declaration of buildings.

Castellum has no ongoing environmental disputes.

DISTRIBUTION OF ENERGY CONSUMPTION FOR HEATING


District heating 85%
Oil 4%
Gas 8%
Electricity 3%

ENERGY- AND WATER CONSUMPTION

Not adjusted for degree day	2006	2005	2004
District heating, MWh	156 139	145 172	143 565
Electricity, MWh	111 979	103 633	95 129
Oil, MWh	7 757	10 785	11 781
Gas, MWh	13 932	11 572	9 725
Total, MWh	**289 807**	**271 162**	**260 200**
Water, m3	754 759	727 077	765 227
Lettable area Dec 31, thou, sq.m.	2 787	2 651	2 505

Energy consumption is not directly comparable over the years due to different weather conditions, size of the real estate portfolio and the types of properties it includes.

Waste
Systems for on site waste sorting with at least six categories are found in approx. 50% of the properties. Continuous discussions are held with customers and public cleansing departments in order to increase the share of on site waste sorting.

Organization, controlling and follow-up
Castellum has an environmental management system in the form of a group-wide environmental policy, guidelines and overall strategies for a number of environmental areas. The environmental work is performed locally by each subsidiary through annual action plans with objectives and related measures. The action plans are followed up every year. Each subsidiary has an environmental co-ordinator who co-ordinates and runs the work in cross-functional groups involving all employees. The work is reported at each subsidiary's Board meetings.

The Senior Executives took the initiative for Castellum's environmental adaptation and have a very active role in the work. Environmental concern is seen as a prerequisite for achieving the company's objectives. The environmental work covers all of Castellum's operations and the work is followed up every year by external environmental auditors with very good results.

Within the group there is an environmental group with environmental co-ordinators from all companies which meet regularly in order to share experiences and monitor the development taking place in the world at large.

Constantly improving competence is a basic condition in Castellum's decentralized organization. All employees have received basic training in environmental matters. Most employees have also completed training in specific areas such as energy matters and materials selection.

Requirements on suppliers
On larger purchases and procurements demands are placed on the contractor to show an environmental policy and a plan for material handling, selection of products and materials, work methods and a materials and environmental description and waste handling. External experts are used partly to control that the placed demands are followed.

On smaller purchases environmentally adapted products are prioritized and environmental demands are put on the supplier. The requirements are reviewed every year.

Communication and co-operation
Information about the progress being made and to cooperate with others on environmental issues is important in order to push the work forward. Information about the work is provided by such means as information meetings, customer visits, customer newsletters and the Internet to customers and other interested parties.

Cooperation with interested parties such as customers, suppliers, other companies, consultants, municipal authorities, universities and colleges take place in order to gain knowledge of new technologies and a possibility to share others experiences. Examples of cooperations where Castellum is active is the Swedish Energy Agency's "Procurement group for premises" which works in order to implement energy efficient techniques available on the market as soon as possible. Other cooperations Castellum is a part of is "Byggsektorns kretsloppsråd" and the EU-project "GreenBuilding", which works on making buildings more energy efficient. Harry Sjögren AB is a member of the network "Miljöchefer in Mölndal" and Fastighets AB Briggen runs the project "Clean ideas" together with Malmö University in order to improve on site waste sorting and the customers' commitment.

For further information about Castellum's environmental work see www.castellum.se


CORALLEN
036-30 57 50
Kangoo,
Kangåå
på...
Natur/Biogas







Employees in the Castellum group

The Real Estate Portfolio

The Swedish market is characterized by a large number of operators with limited market shares


Uppsala
Västerås
Örebro
Stockholm
Linköping
Gothenburg
Mölndal
Borås
Jönköping
Värnamo
Växjö
Helsingborg
Malmö
Lund

GDP GROWTH SWEDEN


Percentage change in GDP, annually, constant prices
6
5
4
3
2
1
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

REAL ESTATE TRANSACTIONS SWEDEN


Transaction volume, SEKm (bars)
Office yields (lines)
160 000
140 000
120 000
100 000
80 000
60 000
40 000
20 000
0
8%
7%
6%
5%
4%
3%
2%
1%
0%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Gothenburg
Malmo
Stockholm

LISTED REAL ESTATE COMPANIES


Castellum
Wallenstam
Balder
FastPartner
Fair value, SEKm
0
5 000
10 000
15 000
20 000
25 000
30 000
35 000
1 000
1 500
2 500
500
Companies with a real estate value > SEKm 3,000

In Sweden there are almost three million properties with a total tax assessment value of SEK 4,000 billion, of which the majority are residential properties. Out of the commercial properties in Sweden, Castellum, which is one of the major real estate owners in Sweden, is estimated to own roughly 1-2% while all of the listed Swedish real estate companies are estimated to own roughly 8-10%.

The largest real estate owners in Sweden are, in addition to the listed companies, publicly owned companies as well as Swedish and foreign institutional investors. In addition, there are a large number of smaller real estate owners, such as smaller real estate and construction companies, the user and private persons. Due to the very scattered ownership without any dominating real estate owner, the competitors differ between the different sub-markets.

SWEDISH ECONOMY

The economic growth in Sweden has been strong during the last years, which has also been reflected in the development of the companies' salary payments and the growth in the households' disposable income. The fast growth in the world economy during the last years has been favourable to a small and strongly export dependent country like Sweden.

The economic growth is not uniform on all of the nations' local markets. Population growth, employment and economic growth has above all been concentrated to the three major urban regions and larger growth regions.

THE RENTAL MARKET

With growth in the economy and employment, the demand for premises increase. Hence, the development of Swedish economy strongly correlates with the rental market, i.e. the market for leasing premises. Provided that the supply does not increase more than the demand, the vacancy rates will improve giving the potential for increased rental levels. Continued growth and demand together with low vacancy rates and increasing rental levels makes new construction possible giving an increased supply as a consequence. Stagnation in the economy gives the opposite relation.

During 2004 signs of growth showed in the economy and the business environment had a positive development after many years of stagnation in the economy. In the beginning the growth was mainly an effect of improved efficiency and cost savings and did therefore not lead to increasing employment rates, but later to an improved demand. During 2006, the demand for premises has continued to improve for all types and on all sub-markets. However, the vacancy rate is on such a level in large parts of the country that it will probably take time before real growth will be seen in the rental levels.

THE REAL ESTATE MARKET

The turnover on the real estate market, i.e. the market for buying and selling properties, has been historically high during 2006. Properties for a value of approximately SEK 140 billion have changed hands in larger transactions. This is equivalent to a turnover of approximately 2% of the total underlying value of properties in Sweden. The Swedish market today is characterized by being highly international, have a high turnover rate and being transparent. These factors have contributed to the continued large demand from both foreign as well as domestic investors. During 2006, the properties market value have increased in general all over Sweden and for all categories, which is chiefly an effect of the large demand followed by lowered required yields.

CASTELLUM'S REAL ESTATE PORTFOLIO

Castellum's real estate portfolio is concentrated to a few selected sub-markets where the local subsidiaries have a strong position. Castellum's geographical sub-markets can be characterised as stable, with good prospects for long-term positive growth. The local market conditions, however, do show significant variations even within the individual regions.

On December 31, 2006 Castellum's real estate portfolio comprised 515 properties (494) with a total rental value of SEKm 2,400 (2,220) and a total lettable area of 2,787,000 sq.m. (2,651,000).
The properties fair value at the year-end amounted to SEKm 24,238 (21,270). For properties owned at the year-end the net operating income was SEKm 1,365 (1,296) and changes in value SEKm 1,062 (861).

The real estate portfolio which consists solely of Swedish properties in 31 (28) of the 290 municipalities in the country as a whole, is located in five growth regions: Greater Gothenburg, the Öresund region, Greater Stockholm, Mälardalen and Eastern Götaland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of 65% office and retail properties, 31% warehouse and industrial properties as well as 4% development projects and undeveloped land mainly concentrated to well-located employment areas with good means of communications and services.

INVESTMENTS AND SALES

During the year, investments for a total of SEKm 2,283 (1,357) and sales of SEKm 460 (468) were made, which gave SEKm 83 (71) in realized results.

Since 1997, Castellum has made investments of SEK 13.7 billion and sold properties for SEK 4.9 billion. The rental value of the real estate portfolio has during the same period increased from SEK 1.2 billion to SEK 2.4 billion, mainly due to a larger portfolio and increased rental levels.

CHANGES IN VALUE

During 2006, the prices on real estate have continued to increase. This is to the largest part an effect of further reductions in the required market yields and to a lesser part due to improvements in net operating income from the properties. For Castellum's real estate portfolio the assumption is that the market yield has been reduced by 0.4%-units since the end of 2005. The valuations show a fair value of SEKm 24,238, giving an unrealized increase in value of SEKm 1,062, equivalent to approx. 5%. The increase in value for Castellum was relatively similar considering both geography as well as category.

RENTAL DEVELOPMENT

Castellum's lease portfolio is considered to be in line with current market rents and contracts expiring are generally extended with unchanged conditions. Castellum's average rental level is SEK 1,091 sq.m. for office/retail and SEK 624 sq.m. for warehouse/industrial premises. Rental levels have increased by 2% compared with previous year. Since 1997 rental levels have improved on average approx. 4% per year, for both office/retail and for warehouse/industrial premises.

During the year 737 leases were signed with a total annual value of SEKm 287 (208), while terminated contracts and bankruptcies amounted to SEKm 167 (162). Hence, net leasing for the year was SEKm 120 (46).

Reports on the development in the local markets may be found in each regional summary.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on January 1, 2006	21 270	494
+ Acquisitions	1 292	33
+ Investments in existing properties	991	-
- Sales	- 377	- 12
+ Unrealized change in value	1 062	-
Real estate portfolio on December 31, 2006	24 238	515

GROWTH IN RENTAL VALUE


Rental value, SEKm (bars)
Rental value SEK/sq.m. (lines)
2 400
2 000
1 600
1 200
800
400
0
1 200
1 000
800
600
400
200
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Office/retail
Warehouse/industrial
Residential

CHANGES IN VALUE ON PROPERTIES


%
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
2000 2001 2002 2003 2004 2005 2006

NET LEASING PER QUARTER


SEKm
New leases
Terminations
Net leasing, rolling annual value
120
100
80
60
40
20
0
-20
-40
-60
-80
2000 2001 2002 2003 2004 2005 2006

CASTELLUM'S REAL ESTATE PORTFOLIO 31-12-2006

	31-12-2006				January-December 2006						
	No of properties	Area thous. sq m.	Fair value SEKm	*Fair value SEK/sq.m*	Rental value SEKm	*Rental value SEK/sq m*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	70	364	4 491	*12 336*	413	*1 134*	90.6%	374	100	*275*	274
Öresund Region	47	307	4 537	*14 795*	375	*1 222*	89.3%	335	89	*289*	246
Greater Stockholm	43	300	3 286	*10 951*	366	*1 219*	79.0%	289	103	*345*	186
Mälardalen	49	237	1 889	*7 971*	212	*895*	89.4%	189	57	*241*	132
Eastern Götaland	40	211	1 668	*7 887*	183	*868*	92.4%	170	60	*283*	110
Total office/retail	**249**	**1 419**	**15 871**	***11 183***	**1 549**	***1 091***	**87.6%**	**1 357**	**409**	***288***	**948**
Warehouse/industrial											
Greater Gothenburg	90	545	3 339	*6 122*	345	*633*	88.0%	304	68	*125*	236
Öresund Region	39	280	1 633	*5 834*	172	*614*	81.4%	140	38	*135*	102
Greater Stockholm	33	201	1 231	*6 141*	154	*767*	87.0%	134	43	*215*	91
Mälardalen	38	154	709	*4 601*	92	*598*	85.9%	79	24	*156*	55
Eastern Götaland	31	164	609	*3 720*	75	*457*	86.0%	64	17	*102*	47
Total warehouse/industrial	**231**	**1 344**	**7 521**	***5 597***	**838**	***624***	**86.0%**	**721**	**190**	***141***	**531**
Total	**480**	**2 763**	**23 392**	***8 466***	**2 387**	***864***	**87.1%**	**2 078**	**599**	***217***	**1 479**
Leasing and property administration									115	*42*	- 115
Total after leasing and property administration									**714**	***259***	**1 364**
Development projects	7	24	469	–	13	–	–	5	4	–	1
Undeveloped land	28	–	377	–	–	–	–	–	–	–	–
Total	**515**	**2 787**	**24 238**	**–**	**2 400**	**–**	**–**	**2 083**	**718**	**–**	**1 365**

The table above relates to the properties owned by Castellum at the end of the year and reflects the income and costs of the properties as if they had been owned during the whole year. The discrepancy between the net operating income of SEKm 1,365 accounted for above and the net operating income of SEKm 1,314 in the income statement is explained by the deduction of the net operating income of SEKm 15 on properties sold during the year, as well as the adjustment of the net operating income of SEKm 66 on properties acquired/completed during the year, which are recalculated as if they had been owned or completed during the whole year.

FAIR VALUE BY TYPE OF PROPERTY

Office/retail 65%
Warehouse/industrial 31%
Projects and undeveloped land 4%

FAIR VALUE BY REGION

Greater Gothenburg 33%
Greater Stockholm 20%
Mälardalen 12%
Öresund Region 26%
Eastern Götaland 9%

PROPERTY RELATED KEY RATIOS

	2006	2005	2004	2003	2002	2001	2000
Rental value, SEK/sq.m.	864	851	859	829	799	747	694
Economic occupancy rate	87.1%	88.1%	89.6%	90.7%	91.5%	93.0%	92.4%
Property costs, SEK/sq.m.	259	247	255	246	237	239	228
Net operating income, SEK/sq.m.	494	502	514	506	494	455	413
Fair value, SEK/sq.m.	8 466	7 930	7 706	7 296	7 132	6 681	6 150
Number of properties	515	494	492	500	508	526	547
Lettable area, thousand sq.m.	2 787	2 651	2 505	2 437	2 381	2 338	2 309



Gullbergsvass 1:15, Gothenburg

Investments and Sales

Investments of the year

SEKm 2,283

Sales of the year

SEKm 460

Castellum's strategy for growth includes constantly improving and developing the real estate portfolio by acquisitions and investments in refurbishment and extension of existing properties as well as new construction. The investments are made in order to improve cash flow and increase the value of the properties. New development projects are added on an ongoing basis through the acquisition of both properties with development potential and unutilised building permissions.

During 2006, Castellum invested a total of SEKm 2,283, of which SEKm 1,292 were acquisitions and SEKm 991 were investments in existing properties. Castellum completed major projects for a total value of over SEKm 600 and has ongoing projects for a total value of SEKm 1,300, of which the outstanding investment volume amounts to approx. SEKm 620.

Castellum's project portfolio contains good risk exposure with many projects in several locations and with a large number of tenants in several different sectors.

During the year, 12 properties have been sold for a total sales price of SEKm 460, which exceeded fair value by SEKm 83. During 2006, the last residential properties in Gothenburg and Helsingborg were sold, which means that Castellum no longer owns any purely residential properties.

INVESTMENTS AND SALES/YEAR


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
2 500
2 000
1 500
1 000
500
0
-500
-1 000
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

INVESTMENTS AND SALES/REGION


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
1 000
800
600
400
200
0
-200
-400
Greater Gothenburg
Öresund
Greater Stockholm
Mälardalen
Eastern Götaland

INVESTMENTS

Greater Gothenburg

In Kungsbacka, Castellum has acquired the industrial property Varla 3:22 with a lettable are of 23,500 sq.m. for SEKm 137. The property which is located next to the northern entrance, where Castellum already owns a number of properties, also comprises an unutilized building permission of approx. 25,000 sq.m. The property was in principle unlet at the time of acquisition.

In October the office property Majorna 163:1 in Gothenburg was acquired for SEKm 81. The property which has a lettable area of 9,600 sq.m. also comprises an unutilized building permission of 2,000 sq.m. The property is in principle fully let.

In one transaction of SEKm 83 three warehouse and industrial properties with a lettable area of 10,600 sq.m. were acquired in the Gothenburg area. The properties Högsbo 40:2 and Rud 51:21 are located in Gothenburg and Hönekulla 1:571 is located in Härryda. The properties are in principle fully let and add to the company's previous portfolio in the area.

In December the office property Sannegården 28:14 in Gothenburg was acquired for SEKm 53. The lettable area amounts to approx. 6,400 sq.m. and the occupancy rate is 70%.

On the property Arendal 1:13 next to the harbour in Gothenburg, Castellum has, during the third quarter, completed a modern and flexible warehouse and logistics building of 27,000 sq.m. The investment amounted to SEKm 157. The property is fully let.

In Åbro industrial estate in Mölndal, Castellum has invested SEKm 34 in the property Sesamfröet 2. The investment comprises new construction of 1,200 sq.m. and conversion of 2,000 sq.m. warehouse premises into office. The investment was completed during the fourth quarter and the property is fully let.

In central Gothenburg, in the office property Nordstaden 2:16, an investment comprising refurbishment and modernization of existing office premises has been made. The investment amounted to SEKm 105 in total and was completed at the end of 2006. The property's office premises are fully let. Additional investments of SEKm 65 regarding retail premises on the ground floor are decided and will be completed at the end of 2007.

In the expansive area Lindholmen on Hisingen, new construction of a 5,000 sq.m. office property is under way on the property Lindholmen 28:2. The investment of SEKm 126 will be completed during the second quarter 2007. Contracts are signed for approx. 30% of the area to date.

In Lerum, new construction of an industrial building of approx. 10,000 sq.m. is under way on the property Berg 1:76. The investment is calculated to SEKm 73 and will be completed during the second half of 2007. A contract is signed for the entire area.

Öresund Region

In Lund, Castellum has during 2006 acquired the office and industrial property Reuterdahl 12 for SEKm 44. The lettable area of approx. 5,600 sq.m. consists of equal parts office and industrial premises. The property located next to the Ideon area has a good visible location towards E22 and increases the presence in the prioritized area. The occupancy rate was approx. 50% at the time of acquisition.

On the property Kulan 1 in Helsingborg a new warehouse building of 3,300 sq.m. was completed for an existing tenant. The investment amounted to SEKm 24 and was finished during the first quarter 2006.

On the property Forskaren 2 in Lund new construction of 20,000 sq.m. high quality office premises has begun. The project is split into two stages of 10,000 sq.m each. The investment in stage 1 is calculated to SEKm 180 and will be completed in the middle of 2008. Stage 2 can be started when there is further demand.

On the property Gustav Adolf 13 by Gustav Adolfs torg in central Malmö a refurbishment project has been started. The investment comprises enhancement of some office premises and a gradual conversion of offices to retail premises on the lower floors. New retail premises are also created by moving the walls on the ground floor further out. The investment in calculated to SEKm 75 and will be completely finished during the autumn of 2008.

Greater Stockholm

During 2006, six properties with a total lettable area of approx. 48,000 sq.m. were acquired in one transaction of SEKm 438 in Greater Stockholm. The transaction referred to five office properties and one industrial property. Through the acquisition Castellum is making new presence in Solna with the properties Yrket 4 and Gräslöken 1. The properties Hammarby-Smedby 1:454 and Hammarby-Smedby 1:461 mean new presence in Upplands-Väsby and increase the company's presence along the E4 between Stockholm and Arlanda. The office property Sätesdalen 2 adds to the company's existing portfolio in Kista. With a strategic location and with good communications in Vällingby the industrial property Vagnhallen 19 is found. The economic occupancy rate at the time of acquisition was approx. 55%.

During the autumn the industrial property Instrumentet 1 in Solna was acquired. The property which has a lettable area of approx. 3,700 sq.m. was acquired for SEKm 49. The property is fully let.




ATLAS DESIGN


Hönekulla 1:571, Härryda


Arendal 1:13, Gothenburg


Förenade Bil

LARGER PROPERTY ACQUISITIONS 2006

	SEKm
Real estate portfolio in Greater Stockholm comprising:	438
Gråslöken 1, Jarfalla	
Hammarby Smedby 1:461, Upplands-Vasby	
Hammarby Smedby 1:454, Upplands-Vasby	
Vagnhallen 19, Stockholm	
Yrket 4, Solna	
Sätesdalen 2, Stockholm	
Varla 3:22, Kungsbacka	137
Bolanderna 35:1, Uppsala	119
Real estate portfolio in Greater Gothenburg comprising:	83
Rud 51:21, Gothenburg	
Hogsbo 40:2, Gothenburg	
Honekulla 1:571, Harryda	
Majorna 163:1, Gothenburg	81
Sannegården 28:14, Gothenburg	53
Instrumentet 1, Solna	49
Reuterdahl 12, Lund	44
Jarnmalmen 1, Örebro	41
Unaman 8, Växjö	31
Ögongloben 5, Jönköping	20
Orontofsen 5&9, Jönköping	20

LARGER COMPLETED PROJECTS 2006

	up to 2006, SEKm
Arendal 1:13, Gothenburg	157
Visiret 2 B, Huddinge	118
Svetsaren 6, Örebro	45
Tidskriften 2, Sollentuna	45
Sesamfröet 2, Molndal	34
Kulan 1, Helsingborg	24

LARGER ONGOING PROJECTS 2006

SEKm	up to 2006	2007+	To be completed
Forskaren 2, Lund	0	180	Middle 2008
Nordstaden 2:16, Gothenburg	105	65	Quarter 4, 2007
Lindholmen 28:2, Gothenburg	120	6	Quarter 2, 2007
Gustav Adolf 13, Malmö	1	74	Autumn 2008
Dragarbrunn 16:2, Uppsala	80	24	Quarter 3, 2007
Berg 1:76, Lerum	30	43	Quarter 3, 2007
Unaman 8, Växjö	0	35	Quarter 4, 2007
Tunbytorp 7, Västerås	1	23	Quarter 4, 2007
Årsta 74:1, Uppsala	6	12	Quarter 2, 2007

In Smista Park, Huddinge, Castellum has during the third quarter of the year completed a new full service facility intended for sales of cars on the property Visiret 2. The investment amounted to SEKm 118 and the property is fully let.

In Sollentuna an investment including conversion of previous warehouse premises in the property Tidskriften 2 to office and retail premises was completed. The investment of SEKm 45 which also comprises new construction of a cold warehouse was completed during the fourth quarter 2006. The property is fully let.

Mälardalen

In Uppsala, Castellum has during 2006 acquired the office and retail property Boländerna 35:1 with a lettable area of approx. 10,000 sq.m. for SEKm 119. The property, which is fully let, is located in the area Boländerna and further increases the presence in the prioritized area.

In the area Holmen in Örebro, Castellum has established new presence through the acquisition of the property Järnmalmen 1 for SEKm 41. On the property, which has a highly visible location from the E18/20, there are four buildings with a total lettable area of approx. 10,500 sq.m. which consists of equal parts office and industrial premises. The property, which also includes an unutilized building permission of approx. 6,000 sq.m., is in principle fully let.

In the area Aspholmen in Örebro, Castellum has competed a new office building of 3,700 sq.m. on the property Svetsaren 6. The investment amounted to SEKm 45 and was completed at the end of 2006. The property, which was built with a system for ground heating/cooling, is fully let.

In the combined office and retail property Dragarbrunn 16:2 in central Uppsala a total refurbishment of both the property's office and retail premises is under way. The investment which will be completed in stages is calculated to SEKm 104 in total and will continue until the third quarter 2007. The property will then be approx. 85% let.

In Västerås, new construction of 2,600 sq.m. retail premises intended for sales of cars is planned on the property Tunbytorp 7. The investment amounts to SEKm 24 and will be completed at the turn of the year 2007. The property is fully let.

Eastern Götaland

In Växjö, Castellum has during 2006 acquired the office and retail property Unaman 8 with a lettable area of 5,200 sq.m. for SEKm 31. The property which has a central location and large vacancies will be subject to major refurbishment. The additional investment on the property is expected to be completed at the turn of the year 2007/2008 and amount to SEKm 35.

During the end of 2006, the office property Ögongloben 5 in Jönköping was acquired for SEKm 20. The property which has a lettable area of approx. 3,300 sq.m. is fully let.

In Ljungarum industrial estate in Jönköping, Castellum has increased its presence by acquiring the warehouse and industrial property Örontofsen 5 & 9 with a lettable area of 3,800 sq.m. for SEKm 20. The property which also holds an unutilized building permission of approx. 5,000 sq.m. has an occupancy rate of approx. 60%.

SALES

Greater Gothenburg

During 2006, Castellum has sold seven properties in Greater Gothenburg for a total of SEKm 138, which gave SEKm 32 in realized results. Five of the sales were residential properties in central and eastern Gothenburg which were sold for SEKm 114 and gave SEKm 28 in realized results. Four of the residential properties were sold to tenant-owners' associations. Further, two office properties in Gothenburg were sold for SEKm 24, which gave SEKm 4 in realized results.

Öresund Region

In the Öresund Region, Castellum has during 2006 sold two properties and part of a property for a total of SEKm 299, which gave SEKm 47 in realized results. Two of the sales were residential properties in Helsingborg which were sold for SEKm 288, and gave SEKm 46 in realized results. Both of the residential properties were sold to tenant-owners' associations. Further, part of a warehouse and industrial property in Helsingborg were sold for SEKm 11, which gave SEKm 1 in realized results.


Hammarby-Smedby 1:454, Upplands Väsby


Sätesdalen 2, Stockholm


Unaman 8, Växjö


SOLD
Inom Vallgraven 41:13, Gothenburg

Greater Gothenburg

The real estate portfolio in Greater Gothenburg, which mainly is located in Gothenburg, Mölndal and Borås, is equivalent to 33% of Castellum's total real estate holdings.


Alingsås
Gothenburg
Mölndal
Borås
Kungsbacka


GOTHENBURG REGION
Growth in gross wages, % (bars)
Number of people employed (line)
Gothenburg region
Nation

THE GOTHENBURG REGION

The Gothenburg region stretches from Orust in the north to Kungsbacka in the south and is made up of 15 municipalities. The region with its approx. 940 000 inhabitants is one of Sweden's largest employment areas and has had a population growth of 7.3% during the last ten years. The region forms one local employment area mainly by communications and commuting possibilities. With its central location and access to one of northern Europe's largest harbours the region has historically been a centre for industry and commerce. Now when the structure of the local economy has broadened growth is created by knowledge based and high-tech companies as well as traditional businesses.

The service sector makes up approx. 50% of the total gross wages, which is a significant part of the regional economy, compared with just over 20% in the industrial sector. The economic growth in the Gothenburg region has been strong during the last ten-year period. The employment rate has increased by 1.4% per year on average, which is considerably higher than the nation's average of 0.6% per year. The growth rate for the total gross wages during the period 1995-2005 has been approx. 4.5%, which is also higher than average for the nation which has grown 3.6%. The most rapid growth is seen in the service sector with 5.5% during the period.

GOTHENBURG AND MÖLNDAL

Gothenburg is the nation's second largest municipality with a population of almost 500,000 people and Mölndal with approx. 60,000 inhabitants is the nation's 36th largest municipality. In the area, which for many years has experienced a positive population growth, the level of education is higher than the national average and the University and Colleges of Gothenburg hold over 40,000 students.

The infrastructure in the region is well developed with the largest harbour in Scandinavia, Landvetter airport and the major highways E6 and E20. The Åbro area in Mölndal form, together with Högsbo/Sisjön in the municipality of Gothenburg, Sweden's largest area of trade and industry.

The industry in Gothenburg is extensive and spreads over many fields of business. Industry, trade, and transportation have historically been the most significant fields. In Mölndal the business structure is dominated by electronics, pharmaceuticals, medical technology and hygiene products.

KUNGSBACKA

Kungsbacka is located approx. 30 kilometres south of Gothenburg with good communications using the highways E6 and E20. The number of inhabitants in the municipality amounts to over 70,000 and during the last years Kungsbacka has been one of the municipalities in Sweden which has grown the most. Commuting both to and from Kungsbacka has increased over the last years. The local economy in Kungsbacka is dominated by small businesses and companies which benefits from good communications and being close to other businesses in the region.

ALINGSÅS

Alingsås municipality is located 48 kilometres east of Gothenburg with good communications in west-eastern direction by both trains and cars. The local economy in Alingsås has undergone a major restructure during the last 10 years and is no longer as dependent on some larger companies as before. Alingsås municipality has approx. 35,000 inhabitants.

BORÅS

Borås municipality forms together with Svenljunga, Mark, Herrljunga and Ulricehamn a common employment region with approx. 150,000 inhabitants, which is located about 60 kilometres east of Gothenburg. The population in the region has grown with 1.2% during the last ten years.

Commerce has a strong position together with the textile and clothing industry and create intensive international trading, supported by the nearness to Landvetter airport and the harbour in Gothenburg. The total gross wages have during the period 1995-2005 grown by 3.5% per year, which is in line with average for the nation which has grown 3.6%. The employment rate has grown on average 0.5% per year during the last ten years, which is somewhat lower than average for the nation which has grown 0.6%.

THE RENTAL MARKET

The Gothenburg region has during 2006 experienced a continued good economic growth, which has made vacancy rates decrease in most sub-markets. The increasing demand has been noticed for both office premises as well as suitable warehouse and logistics premises. For retail premises the vacancy rate has as in previous years been insignificant. Despite the improved market the rental levels have remained relatively stable. The general vacancy rates in the region are estimated to 10-12% for office and 5-10% for industrial and warehouse premises.

MARKET RENTS (INCL. HEATING)

	GOTHENBURG	MÖLNDAL	BORÅS
Office			
Central	1 200–2 300	900–1 400	800–1 000
Employment area	650–1 250	500–1 000	400–800
Retail			
Central	3 000–7 200	1 200–2 500	1 500–2 500
Employment area	800–3 600	500–1 500	500–1 200
Warehouse/industrial			
Well situated	450–850	450–850	350–600

THE REAL ESTATE MARKET

The interest in investing in the region is continued strong and a number of larger real estate transactions were made during the last year. The required yields have decreased during 2006 for all types of properties, which is mainly an effect of that the demand for properties is larger than the supply. Real estate transactions of approx. SEK 8.3 billion took place in the Gothenburg region during 2006.

YIELDS AT SALES

	GOTHENBURG	MÖLNDAL	BORÅS
Office			
Central	5.5%–7.0%	6.5%–8.0%	7.0%–8.0%
Employment area	6.5%–8.0%	7.0%–8.5%	8.0%–9.0%
Retail			
Central	5.5%–7.0%	6.0%–8.0%	6.5%–7.5%
Employment area	6.0%–7.5%	6.5%–8.0%	7.5%–8.5%
Warehouse/industrial			
Well situated	6.5%–8.5%	7.0%–8.5%	7.5%–9.0%





Gullbergsvass 1:15, Gothenburg





Sesamfröet 1, Mölndal



Employees in Eklandia and Harry Sjögren

FAIR VALUE BY AREA

Gothenburg 63%
Mölndal 17%
Borås 8%
Kungsbacka 4%
Rest of Greater Gothenburg 8%

INVESTMENTS AND SALES


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
1 000
800
600
400
200
0
-200
-400
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

GROWTH IN RENTAL VALUE


Rental value, SEKm (bars)
Rental value SEK/sq.m. (lines)
800
700
600
500
400
300
200
100
0
1 600
1 400
1 200
1 000
800
600
400
200
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Office/retail
Warehouse/industrial
Residential

NET LEASING


SEKm
New leases
Terminations
Net leasing
100
80
60
40
20
0
-20
-40
-60
2000 2001 2002 2003 2004 2005 2006


Eklandia
Fastighets AB


Harry Sjögren AB

CASTELLUM'S REAL ESTATE PORTFOLIO

Castellum's real estate portfolio in Greater Gothenburg comprises 176 properties with a total area of 914,000 sq.m. and a fair value of SEKm 8,103. For properties owned at the year-end the rental value amounted to SEKm 758 and net operating income to SEKm 475. Changes in value for the year was SEKm 370, corresponding to approx. 5%.

In central and eastern Gothenburg, there are mainly office and retail properties. On Hisingen and in Högsbo/Sisjön there are office properties and warehouse and industrial properties.

In Mölndal, Castellum's real estate portfolio mainly consists of warehouse and industrial properties and offices in Åbro and Lackarebäck.

In Borås, Castellum owns mainly office and retail properties in central Borås, but also a smaller share of warehouse and industrial properties.

There are also mixed property holdings in Alingsås, Partille, Kungälv, Kungsbacka, Lerum and Härryda.

In February 2007, five properties in Halmstad were acquired for SEKm 215.

See also the section Castellum's Real Estate Portfolio 2006, with real estate schedule, maps and financial information.

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area thous. sq.m	Fair value SEKm	Rental value SEKm	Percentage of value
Office/retail	364	4 491	413	56%
Warehouse/industrial	545	3 339	345	41%
Total	**909**	**7 830**	**758**	**97%**
Development projects and undeveloped land	5	273	–	3%
Total	**914**	**8 103**	**758**	**100%**

INVESTMENTS AND SALES

During 2006, Castellum has made investments in Greater Gothenburg for a total of SEKm 913, of which SEKm 447 were acquisitions and SEKm 466 investments in existing properties. Further, properties have been sold for SEKm 138, which gave SEKm 32 in realized result. See also the section Investments and Sales.

RENTAL DEVELOPMENT

Castellum's lease portfolio is considered to be in line with current market rents and contracts expiring are generally extended with unchanged conditions. Castellum's average rental level is SEK 1,134 sq.m. for office/retail and SEK 633 sq.m. for warehouse/industrial premises. Rental levels have increased by 2% compared with previous year. Since 1997 the rental value has increased from SEKm 421 to SEKm 758, while rental levels during the same period have improved on average approx. 4% per year.

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 84 (69), while contracts terminated amount to SEKm 48 (44), giving a net leasing of SEKm 36 (25).

SUBSIDIARIES

Castellum's properties in Greater Gothenburg are owned and managed by wholly owned subsidiaries Eklandia Fastighets AB, with its head office in Gothenburg, and Harry Sjögren AB with its head office in Mölndal. Eklandia's real estate portfolio is mainly concentrated to central and eastern Gothenburg and Hisingen while Harry Sjögren's properties are located mainly in Högsbo/Sisjön in southern Gothenburg, Mölndal, Borås, Kungsbacka, Lerum, Partille, Alingsås and Härryda. At the year-end Eklandia had 36 employees and Harry Sjögren had 26 employees.



Hönekulla 1:571, Mölnlycke

Öresund Region

The real estate portfolio in the Öresund Region, which mainly is situated in Malmö, Lund and Helsingborg, is equivalent to 26% of Castellum's total real estate holdings.


Helsingborg
Malmö
Lund


MALMÖ REGION
Growth in gross wages, % (bars)
Number of people employed (line)
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
450 000
440 000
430 000
420 000
410 000
400 000
390 000
380 000
370 000
360 000
350 000
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006f
Malmö region
Nation

The Öresund region as a whole has a population of approx. 3.6 million people, almost one third on the Swedish side and two thirds on the Danish side. The region in Sweden consists of 25 municipalities. The Swedish part of the region has a wide local economy with industry, public sector and trade being the three largest fields of business and together making up for more than 60% of the jobs.

The regions positive changes have continued during 2006. A few examples of this is that more people are moving to Sweden from Denmark, that commuting across the Öresund Bridge increases and that logistics operators are expanding on the Swedish side. The Malmö region, incl. Lund and Helsingborg, is just like the Gothenburg region one of the fastest growing regions in Sweden.

The population has grown a total of 6.6% over the last ten years, which is a few percentage units lower than the other major urban regions. The employment rate in the region has grown on average 0.8% per year during the last ten years, which is somewhat higher than average for the nation which has grown 0.6% per year. The total gross wages have grown quickly in the region. The growth has been 4.2% on an annual basis, compared with the nation's average of 3.6%.

MALMÖ

Malmö is the nation's third largest municipality with a population of approx. 270,000 people and a strong population growth. The level of education in Malmö is fairly high and the university holds approx. 21,000 students.

Malmö has a well developed infrastructure with the Öresund Bridge, a number of major motorways, a modern harbour and good railroad connections.

The local economy has shifted from previously having a few large companies to consist of many small companies today. Besides private service companies, strong fields are logistics, retail and wholesale, as well as construction and real estate companies. More knowledge based companies are found in the fields of biotechnology and medicine, environmental technology, IT and digital media.

LUND

Lund is the nation's 12th largest municipality with approx. 100,000 inhabitants and a steady population growth. That Lund holds one of Sweden's oldest universities is clearly seen in the population, where the level of education is very high. The University holds 32,000 students.

Lund has a good infrastructure with the E22 going through and the E6 passing west of the city and the airport Sturup south towards Malmö.

Lund's economy has a knowledge based profile and many smaller companies, often knowledge and research-based, with connections to the university and established companies have been founded, partly through Sweden's first and largest research park, Ideon.

HELSINGBORG

Helsingborg is the nation's ninth largest municipality with about 120,000 inhabitants. The population growth in Helsingborg has also been positive.

Helsingborg's strategic location and good infrastructure, with the major motorways E4 and E6 and Sweden's second largest harbour, has made the city to a centre for sea and land transport. Helsingborg is a trade and logistics centre, but also food, medicine and manufacturing are important fields.

THE RENTAL MARKET

During 2006 the economic upswing has improved and new job opportunities have been created in the region, which currently generates both high activity and decreasing vacancy rates on the rental market. The rental levels have remained stable on all sub-markets during 2006.

New construction today is taking place within office, retail and logistics in order to meet the market's demand for efficient premises and the right geographical location for their operations. The general vacancy rates in the region are estimated to 10% for office, 15-20% for industrial and warehouse premises, while insignificant for retail

MARKET RENTS (INCL. HEATING)

	MALMÖ	LUND	HELSINGBORG
Office			
Central	1 300–2 000	1 000–2 000	1 000–1 700
Employment area	800–1 300	800–1 200	750–1 350
Retail			
Central	2 000–6 000	2 500–4 000	2 000–4 000
Employment area	800–1 500	800–1 500	750–1 500
Warehouse/industrial			
Well situated	500–750	450–750	450–700

THE REAL ESTATE MARKET

The increasing internationalization of the real estate market in Öresund and the continued high national demand has led to increasing real estate prices for all types of properties in the region during 2006. In combination with a continued stable rental market this has led to decreasing required yields also during 2006. The largest change in value as a percentage during 2006 has been on high quality inner city properties in Malmö. Real estate transactions of approx. SEK 8.7 billion took place in Malmö, Lund and Helsingborg during 2006

YIELDS AT SALES

	MALMÖ	LUND	HELSINGBORG
Office			
Central	5.5%–7.0%	6.0%–7.0%	6.0%–7 0%
Employment area	7.0%–8.5%	7 0%–8.5%	7.5%–9.0%
Retail			
Central	5.0%–6.5%	5.5%–6.5%	6 0%–7.0%
Employment area	6.5%–8.5%	7.0%–8.5%	8.0%–8.5%
Warehouse/industrial			
Well situated	7.5%–9.0%	7.5%–9.0%	8.0%–9.0%





Lybeck 10, Malmö



Forskaren 2, Lund



Kulan 1, Helsingborg



Employees in Briggen

FAIR VALUE BY AREA

Malmö 56%
Lund 27%
Helsingborg 17%

INVESTMENTS AND SALES

SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
1 000
800
600
400
200
0
-200
-400
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

GROWTH IN RENTAL VALUE

Rental value, SEKm (bars)
Rental value SEK/sq.m. (lines)
700 / 1 400
600 / 1 200
500 / 1 000
400 / 800
300 / 600
200 / 400
100 / 200
0 / 0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Office/retail
Warehouse/industrial
Residential


NET LEASING
SEKm
New leases
Terminations
Net leasing
100
80
60
40
20
0
-20
-40
-60
2000
2001
2002
2003
2004
2005
2006


BRIGGEN

CASTELLUM'S REAL ESTATE PORTFOLIO

Castellum's real estate portfolio in the Öresund Region comprises 92 properties with a total area of 587,000 sq.m. and a fair value of SEKm 6,199. For properties owned at the year-end the rental value amounted to SEKm 547 and net operating income to SEKm 324. Changes in value for the year was SEKm 336, corresponding to approx. 6%.

Castellum's portfolio in Malmö comprises mainly blended commercial properties in the important and established market areas Jägersro, Fosie, Bulltofta and Norra Hamnen. In central Malmö there is also a portfolio of larger office and retail properties.

In Lund, Castellum's real estate portfolio comprises mainly office-, and warehouse and industrial properties in the industrial estates Råbyholm, Gunnesbo and close to the Ideon technology park. There is also a smaller portfolio of office and retail properties located in central Lund.

The portfolio in Helsingborg comprises mainly office-, and warehouse and industrial properties situated primarily in Berga industrial estate and in central Helsingborg.

See also the section Castellum's Real Estate Portfolio 2006 with real estate schedule, maps and economic information.

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area, thous. sq.m.	Fair value SEKm	Rental value SEKm	Percentage of value
Office/retail	307	4 537	375	73%
Warehouse/industrial	280	1 633	172	26%
Total	**587**	**6 170**	**547**	**99%**
Development projects and undeveloped land	-	29	-	1%
Total	**587**	**6 199**	**547**	**100%**

INVESTMENTS AND SALES

During 2006, Castellum has made investments in the Öresund Region for a total of SEKm 182, of which SEKm 67 were acquisitions and SEKm 115 investments in existing properties. Further, properties have been sold for SEKm 299, which gave SEKm 47 in realized result. See also the section Investments and Sales.

RENTAL DEVELOPMENT

Castellum's lease portfolio is considered to be in line with current market rents and contracts expiring are generally extended with unchanged conditions. Castellum's average rental level is SEK 1,222 sq.m. for office/retail and SEK 614 sq.m. for warehouse/industrial premises. Rental levels have increased by 2% compared with previous year. Since 1997 the rental value has increased from SEKm 261 to SEKm 547, while rental levels during the same period have improved on average approx. 4% per year.

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 61 (34), while contracts terminated amount to SEKm 32 (31), giving a net leasing of SEKm 29 (3).

SUBSIDIARY

Castellum's properties in the Öresund region are owned and managed by its wholly owned subsidiary Fastighets AB Briggen, with its head office in Malmö and a local office in Helsingborg. At the year-end Briggen had 34 employees.


Murman 8, Malmö

Greater Stockholm

The real estate portfolio in Greater Stockholm, which mainly is gathered in expansive inner suburbs with good communications and services, is equivalent to 20% of Castellum's total real estate holdings.


Stockholm

STOCKHOLM REGION

Growth in gross wages, % (bars) — Number of people employed (line)

10.0 / 9.0 / 8.0 / 7.0 / 6.0 / 5.0 / 4.0 / 3.0 / 2.0 / 1.0 / 0.0 / -1.0 / -2.0

1 100 000 / 1 050 000 / 1 000 000 / 950 000 / 900 000 / 850 000 / 800 000 / 750 000 / 700 000 / 650 000 / 600 000

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006f

Stockholm region — Nation

The Greater Stockholm region consists of 23 municipalities which together with Uppsala make up one common employment area with over 2.2 million inhabitants. In the municipality of Stockholm, which is Sweden's largest, has a population of almost 800,000 inhabitants.

Stockholm is characterized by being the nation's capital and main ground for the political institutions, the Swedish Parliament and for many Swedish companies. The region has Sweden's largest service sector spreading over many fields of business and makes up for over 60% of the total sum of wages in the region. The private companies have experienced good growth in the region during 2006, which has had a positive effect on the employment. During the last years the population has grown significantly in the region, 9.5% between 1995-2005 and the trend has continued also during 2006.

The growth in the employment rate has also been strong during the last ten year period with an average growth of 0.9% per year, which means 50% faster growth than average for the nation. This despite a large drop in employment during the years 2001 to 2004 within service sectors such as IT, telecom and finance. The employment rate has shown signs of recovery during 2006. The economic growth during the third quarter was 3.5% on an annual basis and the Stockholm region is probably on its way to re-take a leading roll for economic growth in Sweden. The total gross wages have also experienced rapid growth in the region. Between the years 1995 to 2005 the growth was 4.3% on an annual basis, to be compared with the nation's average of 3.6%. The most rapid growth in the gross wages is seen in the service sector with 5.7% per year.

Greater Stockholm can be divided into north and south of the city, where there are mainly service-based companies in the north and production and distribution companies in the south.

The infrastructure in the northern part of Greater Stockholm region is well developed with for instance the two airports Arlanda and Bromma. Stockholm has also several harbours, which to a large extent are used for passenger transportations.

The municipality of Sollentuna, which has a strategic location between Stockholm city and Arlanda airport, consists of a number of submarkets with office and industrial premises. In the north-eastern part of Bromma, in the municipality of Stockholm, is Mariehäll. The area has a fairly even split between commerce, communication, manufacturing and service businesses.

Kista, in the municipality of Stockholm, is the location of Kista Science Park – one of Northern Europe's most dynamic business parks.

Johanneshov, which is situated south of Stockholm close to the Globen area, has an economy dominated by commerce and communication, as well as an increasing portion of service companies. Skärholmen and Kungens kurva is located south of Johanneshov. In Skärholmen there are offices, residential properties and shopping centre. Kungens kurva is most notable for its retail trade in the form of hypermarkets. Close to Kungens kurva, by the E4, is Smista Allé which is an area under development.

THE RENTAL MARKET

The activity and the demand on the rental market in Stockholm have improved which in turn have reduced vacancy rates on a number of submarkets. An overall upward adjustment of market rents have not yet been seen so the rental levels have remained stable during 2006. New construction of office properties has been on a low level during 2006 but a number of large projects are planned to start in 2007.

The general vacancy rates in the region are estimated to 15-20% for office, 10-15% for industrial and warehouse premises, while insignificant for retail.


Hammarby-Smedby 1:454, Upplands Väsby

MARKET RENTS (INCL. HEATING)

	INNER SUBURBS
Office	
Central	1 500–2 100
Employment area	800–1 600
Retail	
Central	1 500–4 000
Employment area	700–2 000
Warehouse/industrial	
Well situated	600–900



Sätesdalen 2, Stockholm

THE REAL ESTATE MARKET

The volume of transactions of properties in the Stockholm region amounted to approx. SEK 39.3 billion during 2006, which is a historically high level. The transactions are taking place for all types of properties, but the highest volume is geographically located to Stockholm's inner city, Solna and Kista. The large demand has remained for all types of properties in the region through out 2006, which has meant continued reductions in required yields.

YIELDS AT SALES

	INNER SUBURBS
Office	
Central	6.0%–7.0%
Employment area	6.5%–7.5%
Retail	
Central	5.0%–6.0%
Employment area	6.0%–7.5%
Warehouse/industrial	
Well situated	7.0%–8.0%


Gräslöken 1, Solna


Hammarby-Smedby 1:461, Upplands Väsby

FAIR VALUE BY AREA


Bromma/Mariehäll 23%
Sollentuna 14%
Johanneshov 10%
Solna 7%
Skärholmen/Kungens kurva 11%
Rest of Greater Stockholm 21%
Elektronikbyn in Kista 14%

INVESTMENTS AND SALES


SEKm
Investments in existing properties
Aquisitions
Property sales
Net investment
1 000
800
600
400
200
0
-200
-400
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

GROWTH IN RENTAL VALUE


Rental value, SEKm (bars)
Rental value SEK/sq.m. (lines)
700
600
500
400
300
200
100
0
1 400
1 200
1 000
800
600
400
200
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Office/retail
Warehouse/industrial

NET LEASING


SEKm
New leases
Terminations
Net leasing
100
80
60
40
20
0
-20
-40
-60
2000 2001 2002 2003 2004 2005 2006

BROSTADEN

CASTELLUM'S REAL ESTATE PORTFOLIO

Castellum's real estate portfolio in Greater Stockholm comprises 80 properties with a total area of 501,000 sq.m. and a fair value of SEKm 4,770. For properties owned at the year-end the rental value amounted to SEKm 520 and net operating income to SEKm 254. Changes in value for the year was SEKm 224, corresponding to 5%.

In the northern suburbs, Castellum's real estate portfolio is mainly made up of larger office and retail properties in Mariehäll in Bromma, Kista, Sollentuna, Solna and Upplands-Väsby. In the areas Veddesta/Lunda and Rosersberg there are mainly warehouse and industrial properties.

In the southern suburbs, Castellum's real estate portfolio is located in for instance Johanneshov, Skärholmen/Kungens kurva and Nacka. In these areas there are mainly larger office and retail properties. In Botkyrka there are also warehouse and industrial properties.

See also the section Castellum's Real Estate Portfolio 2006 with real estate schedule, maps and economic information.

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area, thous. sq.m.	Fair value SEKm	Rental value SEKm	Percentage of value
Office/retail	300	3 286	366	69%
Warehouse/industrial	201	1 231	154	26%
Total	**501**	**4 517**	**520**	**95%**
Development projects and undeveloped land	–	253	–	5%
Totalt	**501**	**4 770**	**520**	**100%**

INVESTMENTS AND SALES

During 2006, Castellum has made investments in Greater Stockholm for a total of SEKm 663, of which SEKm 495 were acquisitions and SEKm 168 investments in existing properties. Further, an office property has been sold for SEKm 7, which gave SEKm 1 in realized result. See also the section Investments and Sales.

RENTAL DEVELOPMENT

Castellum's lease portfolio is considered to be in line with current market rents and contracts expiring are generally extended with unchanged conditions. Castellum's average rental level is SEK 1,219 sq.m. for office/retail and SEK 767 sq.m. for warehouse/industrial premises. Rental levels have increased by 1% compared with previous year. Since 1997 the rental value has increased from SEKm 268 to SEKm 520, while rental levels during the same period have improved on average approx. 3% per year.

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 60 (50), while contracts terminated amount to SEKm 39 (32), giving a net leasing of SEKm 21 (18).

SUBSIDIARY

Castellum's properties in Greater Stockholm are owned and managed by the wholly owned subsidiary Fastighets AB Brostaden, with its head office in Stockholm. Brostaden's operations are divided into five market areas. At the year-end Brostaden had 34 employees.



Sätesdalen 2, Stockholm

Mälardalen

The real estate portfolio in Mälardalen, which mainly is located in Örebro, Uppsala and Västerås, is equivalent to 12% of Castellum's total real estate holdings

Mälardalen is a region with close to half a million inhabitants, a positive population growth and a good business structure. The highest growth rates are seen in towns with universities or colleges.

The Mälar line and the Svealand line have improved communications between Stockholm and Örebro via Västerås and Eskilstuna respectively.


Uppsala
Vasterås
Örebro

ÖREBRO

Örebro togehter with an additional seven municipalities makes up the nation's seventh largest region with almost 220,000 inhabitants. The population growth has been 1.7% during the last 10 years. The level of education is high and the university in Örebro has approx. 13,000 students.

The strategic location, with large roads that merge, good railroad connections and an airport, has made Örebro a centre for distribution.

The economy in Örebro is diverse with no single dominant employer. Businesses are found in fields such as commerce, service, administration, a variety of manufacturing industries and several municipal administrative bodies.

Governmental and municipal administration is a relatively large part of the regional economy and makes up approx. 35% of the total gross wages in the region while the private service sector's total gross wages makes up approx. 35%. The growth in the total gross wages has during the last ten years been 3.2% per year, which is somewhat lower than the national average of 3.6%. The employment rate in the region has during the last ten years grown on average 0.6% per year, which is in line with the national average.

ÖREBRO REGION


Growth in gross wages, % (bars)
Number of people employed (line)
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
120 000
115 000
110 000
105 000
100 000
95 000
90 000
85 000
80 000
75 000
70 000
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006f
Örebro region
Nation

UPPSALA

The Uppsala region has 290,000 inhabitants and by hosting Sweden's oldest university Uppsala is largely characterized by the students and the population has a high level of education. Uppsala University has 40,000 students. The population growth has been 5.0% during the last 10 years. Only the largest urban regions have had a higher yearly population growth during the same period.

Uppsala has a central location in a region with strong growth and has for many years been one of the most expansive municipalities in Sweden.

Uppsala is a municipality holding a dynamic industry focusing on knowledge, ideas and entrepreneurial flair. The economy in Uppsala is characterised by relatively small and hi-tech based service and industrial companies.

The employment rate in the region has grown on average 1.0% per year since 1995, which is higher than the national average of 0.6%, but for natural reasons it strongly correlates to the Stockholm region.
The total gross wages have between the years 1995 to 2005 grown 4.2% annually, to be compared with the national average of 3.6%. The service sector shows the fastest growth in the gross wages with an average growth of 6.1% per year.

UPPSALA REGION


Growth in gross wages, % (bars)
Number of people employed (line)
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
150 000
145 000
140 000
135 000
130 000
125 000
120 000
115 000
110 000
105 000
100 000
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006f
Uppsala region
Nation

VÄSTERÅS

Västerås is the nation's fifth largest region with approx. 225,000 inhabitants. The population growth has been 1.3% during the last ten year period. The population growth is concentrated to Västerås municipality. Västerås has a college and the level of education in the city is high.

VÄSTERÅS REGION


Growth in gross wages, % (bars)
Number of people employed (line)
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
120 000
115 000
110 000
105 000
100 000
95 000
90 000
85 000
80 000
75 000
70 000
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006f
Västerås region
Nation

The infrastructure is important and Västerås has a strategic location by the E18, a well developed rail road system, an airport and the largest inland port in the Nordic countries.

The good means of transportation in Västerås together with its central location have led to the growth of many small companies. In the municipality there are also medium-sized and large companies specialising in electrical, data, energy and environmental engineering.

The employment rate in the region has grown on average 0.5% per year during the last ten years, which is in line with the nation's average increse of 0.6%. The growth in the total gross wages has during the period been 3.1% per year, which is somewhat lower than the national average of 3.6%.



Dragarbrunn 20:2, Uppsala

Järnmalmen 1, Örebro

THE RENTAL MARKET

In all areas of Mälardalen the activity on the rental market has increased, which has led to improved vacancy rates within many sub-markets. The rental levels have as in previous years remained stable during 2006. With the structure of the local business in mind the largest demand is for industrial- and logistics premises, retail premises and smaller offices. The general vacancy rates in the region are estimated to 10% for office, 10-15% for warehouse and industrial premises, while insignificant for retail.

MARKET RENTS (INCL. HEATING)

	ÖREBRO	UPPSALA	VÄSTERÅS
Office			
Central	800–1 300	1 200–1 900	800–1 300
Employment area	600–1 100	700–1 200	600–1 000
Retail			
Central	1 400–3 000	2 000–4 000	1 400–3 000
Employment area	600–1 200	700–2 000	600–1 500
Warehouse/industrial			
Well-situated	400–700	500–700	400–700



THE REAL ESTATE MARKET

The real estate market in Mälardalen has continued to be very interesting for both international as well as domestic operators. A number of larger transactions have taken place during the last year in different segments and sub-markets. The total volume of transactions in the area has been SEK 3.4 billion. Real estate transactions of approx. SEK 2.1 billion took place in Uppsala during 2006, approx. SEK 1.1 billion in Västerås and approx. SEKm 250 in Örebro. The prices on properties in Mälardalen has increased during 2006, chiefly depending on the strong demand in combination with stable rental levels, which have led to decreasing required yields.



YIELDS AT SALES

	ÖREBRO	UPPSALA	VÄSTERÅS
Office			
Central	6.5%–7.0%	6.0%–6.5%	6.5%–7.5%
Employment area	7.5%–8.5%	7.0%–8.0%	7.5%–8.5%
Retail			
Central	6.0%–7.0%	5.5%–6.5%	6.0%–7.0%
Employment area	7.0%–8.5%	6.0%–7.5%	7.0%–8.5%
Warehouse/industrial			
Well-situated	8.0%–9.0%	7.5%–8.5%	8.0%–9.0%



Employees in Aspholmen

FAIR VALUE BY AREA

Uppsala 39%
Västerås 30%
Sigtuna 3%
Örebro 28%

INVESTMENTS AND SALES


SEKm
1 000
Investments in existing properties
Acquisitions
Property sales
Net investment
800
600
400
200
0
-200
-400
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

GROWTH IN RENTAL VALUE


Rental value, SEKm (bars)
Rental value SEK/sq.m. (lines)
500
1 000
400
800
300
600
200
400
100
200
0
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Office/retail
Warehouse/industrial
Residential

NET LEASING


SEKm
New leases
Terminations
Net leasing
100
80
60
40
20
0
-20
-40
-60
2000 2001 2002 2003 2004 2005 2006

ASPHOLMEN FASTIGHETER AB

CASTELLUM'S REAL ESTATE PORTFOLIO

Castellum's real estate portfolio in Mälardalen comprises 91 properties with a total area of 410,000 sq.m. and a fair value of SEKm 2,883. For properties owned at the year-end the rental value amounted to SEKm 317 and net operating income to SEKm 171. Changes in value for the year was SEKm 136, corresponding to approx. 5%. The main focus of Castellum's real estate portfolio is concentrated around the main employment areas in Örebro, Uppsala and Västerås.

In Örebro, Castellum's real estate portfolio is mainly concentrated to the area Aspholmen. The portfolio consists of a mix of office and retail properties and warehouse and industrial properties.

In Uppsala, mainly office and retail properties are found, but also warehouse and industrial properties. The properties have attractive sites in Fyrislund, Boländerna and along Kungsgatan.

In Västerås, there is a mix of office and retail properties and warehouse and industrial properties. The real estate portfolio is situated in the established market areas Kopparlunden, Tunbytorp, Bäckby and Hälla.

Castellum also owns a minor real estate portfolio in Märsta, Sigtuna municipality.

See also the section Castellum's Real Estate Portfolio 2006 with real estate schedule, maps and economic information.

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area thous. sq.m.	Fair value SEKm	Rental value SEKm	Percentage of value
Office/retail	237	1 889	212	65%
Warehouse/industrial	154	709	92	25%
Total	**391**	**2 598**	**304**	**90%**
Development projects and undeveloped land	19	285	13	10%
Total	**410**	**2 883**	**317**	**100%**

INVESTMENTS AND SALES

During 2006, Castellum has made investments in Mälardalen for a total of SEKm 390, of which SEKm 207 were acquisitions and SEKm 183 investments in existing properties. Further, an office property has been sold for SEKm 7, which gave SEKm 2 in realized result. See also the section Investments and Sales.

RENTAL DEVELOPMENT

Castellum's lease portfolio is considered to be in line with current market rents and contracts expiring are generally extended with unchanged conditions. Castellum's average rental level is SEK 895 sq.m. for office/retail and SEK 598 sq.m. for warehouse/industrial premises. Rental levels have increased by 2% compared with previous year. Since 1997 the rental value has increased from SEKm 155 to SEKm 317, while rental levels during the same period have improved on average approx. 3% per year.

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 61 (40), while contracts terminated amount to SEKm 34 (36), giving a net leasing of SEKm 27 (4).

SUBSIDIARY

Castellum's properties in Mälardalen are owned and managed by the wholly owned subsidiary Aspholmen Fastigheter AB with its head office in Örebro. The company has local management offices in Västerås and Uppsala. At the year-end Aspholmen had 32 employees.



Svetsaren 6, Örebro

Eastern Götaland

The real estate portfolio in Eastern Götaland, which mainly is located in Värnamo, Jönköping and Växjö, is equivalent to 9% of Castellum's total real estate holdings.


Linköping
Jönköping
Värnamo
Växjö


VÄRNAMO REGION
Growth in gross wages, % (bars)
Number of people employed (line)
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006f
Värnamo region
Nation


JÖNKÖPING REGION
Growth in gross wages, % (bars)
Number of people employed (line)
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006f
Jönköping region
Nation


VÄXJÖ REGION
Growth in gross wages, % (bars)
Number of people employed (line)
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006f
Växjö region
Nation

Castellum's Eastern Götaland region comprises mainly the municipalities Värnamo, Jönköping, Växjö, and from 2007 also Linköping. These cities has for a long time enjoyed a stable growth in both economy and employment.

Småland is well known for the entrepreneurial spirit and is one of the most attractive and successful regions for small businesses in Sweden.

VÄRNAMO

Värnamo is the nation's 72nd largest municipality with a population of approx. 33,000 people and population growth of 3.5% during last ten years. The estimated reception area for the city's commerce is about 100,000 inhabitants.

The infrastructure in Värnamo, with the E4 passing through the city and the railroad connections, vouches for a successful industry.

Värnamo has historically been a significant marketplace and is today a centre for commerce and services. The populations' strong tradition of running small businesses has given rise to many small manufacturing companies in sectors such as metal, machinery, plastics, rubber and wood processing. The industry is to a large degree export-orientated.

The employment rate in the region has grown on average 0.4% per year since 1995, which is somewhat lower than the national average of 0.6%. The total gross wages have had the same growth rate in Värnamo as the national average, 3.6% per year.

JÖNKÖPING

The Jönköping region is with its over 200,000 inhabitants the nation's eighth largest region in terms of population. The population growth has been 1.3% during the last ten years. The level of education is relatively high and the university has over 8,000 students.

The strategic location with many major highways and access to both airport and railway has developed Jönköping to a centre for logistics. From Jönköping the distance to both Stockholm and Malmö is about 300 kilometres, while it is 150 kilometres to Gothenburg. The local economy is diverse and expansive, and comprises mainly small and medium-sized companies.

The employment rate in the region has grown on average 1.0% per year between 1995 and 2006, which is higher than the national average of 0.6% and higher than a number of regions of similar size. As a result of the somewhat faster growth in employment the total gross wages have grown faster in Jönköping – 3.9% per year, compared with the national average of 3.6%.

VÄXJÖ

Växjö municipality forms together with four adjacent municipalities Sweden's 20th largest region with over 126,000 inhabitants and the population growth has been on an even level for many years. The level of education is high and the University of Växjö has about 14,000 students.

Good access to means of communication and education have turned Växjö into an attractive city. There is a good mixture of companies in basic industries such as woods and manufacturing and companies with a hi-technological profile. Large internationally recognised companies are also mixed together with small and mid-size companies.

The employment rate in the region has grown on average 0.5% per year since 1995, which is marginally lower than the national average of 0.6%.

The total gross wages have had approximately the same growth rate in Växjö as the national average.

LINKÖPING

In Linköping Castellum acquired a real estate portfolio in the beginning of 2007. The Linköping region is Sweden's fourth largest region with 244,000 inhabitants and the municipality is Sweden's fifth largest. Linköping is located in the middle of Östergötland and has a strategic location with good means of communication. The airport lies in the middle of the city, approx. three kilometres from Stora Torget.

The traditional business in the municipality is much diversified. Some fields of business are very strong such as provisions, graphical industries and traditionally knowledge intense high-tech companies. The level of education is high and the university has approx. 23,000 students.

THE RENTAL MARKET

The demand for commercial premises has improved in Eastern Götaland. In combination with new construction projects started already being let this has meant decreasing vacancies in many market areas. Hence, there has been a working balance between supply and demand. However, the decreasing vacancy rates have not meant increasing rental levels so the last years stable rental levels have remained during 2006.

The general vacancy rates in the region are estimated to 10% for office, 15% for industrial and warehouse premises, while insignificant for retail.

MARKET RENTS (INCL. HEATING)

	VÄRNAMO	JÖNKÖPING	VÄXJÖ
Office			
Central	700–1 300	800–1 400	800–1 400
Employment area	550–850	600–1 100	500–1 000
Retail			
Central	900–1 800	1 000–2 500	1 000–2 000
Employment area	500–1 000	600–1 200	550–1 000
Warehouse/industrial			
Well-situated	350–550	400–700	400–600

THE REAL ESTATE MARKET

A continued strong interest in the real estate market in Eastern Götaland and a stable rental market have lead to increasing real estate prices for all categories resulting in lower required yields. Properties with good locations and long-term contracts have had the largest increase in prices as a percentage during the year. Real estate transactions of approx. SEKm 930 took place in Jönköping during 2006, approx. SEKm 820 in Växjö and approx. SEKm 460 in Värnamo.

YIELDS AT SALES

	VÄRNAMO	JÖNKÖPING	VÄXJÖ
Office			
Central	7.5%–8.5%	6.5%–8.5%	7.0%–9.0%
Employment area	8.5%–10.0%	7.5%–9.0%	8.0%–9.5%
Retail			
Central	7.0%–9.0%	6.0%–8.5%	7.5%–9.0%
Employment area	8.0%–10.5%	7.0%–9.5%	8.5%–10.0%
Warehouse/industrial			
Well-situated	9.0%–10.0%	8.0%–10.0%	8.5%–10.5%


BAUER
Våning 5
Våning 4
Våning 3
Droskan 12, Jönköping

Jungfrun 11, Värnamo

Nordstjärnan 9, Växjö


Snickaren 11, Växjö


Employees in Corallen

FAIR VALUE BY AREA



Jönköping 40%
Värnamo 33%
Rest of Eastern Götaland 3%
Växjö 24%

INVESTMENTS AND SALES



SEKm
1 000
Investments in existing properties
Property sales
Acquisitions
Net investment
800
600
400
200
0
-200
-400
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

GROWTH IN RENTAL VALUE



Rental value, SEKm (bars)
Rental value SEK/sq m. (lines)
500
1 000
400
800
300
600
200
400
100
200
0
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Office/retail
Warehouse/industrial
Residential

NET LEASING



SEKm
New leases
Terminations
Net leasing
100
80
60
40
20
0
-20
-40
-60
2000 2001 2002 2003 2004 2005 2006

Corallen

CASTELLUM'S REAL ESTATE PORTFOLIO

Castellum's real estate portfolio in Eastern Götaland comprises 76 properties with a total area of 375,000 sq.m. and a fair value of SEKm 2,283. For properties owned at the year-end the rental value amounted to SEKm 258 and net operating income to SEKm 144. Changes in value for the year was SEKm 79, corresponding to 3%. The main focus of Castellum's real estate portfolio is in Värnamo, Jönköping and Växjö. In the beginning of 2007, four properties in the area Mjärdevi Science Park in Linköping was acquired for SEKm 373.

In Värnamo, Castellum's real estate portfolio is mainly concentrated to very centrally situated office and retail properties as well as warehouse and industrial properties in expansive industrial estates.

In Jönköping, there are mainly office and retail properties situated in attractive areas such as Rosenlund, central Jönköping and A6.

In Växjö, Castellum owns mainly office and retail properties in the central parts and within the expansive area Västra Mark where also warehouse and industrial properties are found.

See also the section Castellum's Real Estate Portfolio 2006 with real estate schedule, maps and economic information.

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area, thous. sq.m	Fair value SEKm	Rental value SEKm	Percentage of value
Office/retail	211	1 668	183	73%
Warehouse/industrial	164	609	75	27%
Total	**375**	**2 277**	**258**	**100%**
Development projects and undeveloped land	-	6	-	0%
Total	**375**	**2 283**	**258**	**100%**

INVESTMENTS AND SALES

During 2006, Castellum has made investments in Eastern Götaland for a total of SEKm 135, of which SEKm 76 were acquisitions and SEKm 59 investments in existing properties. Further, an industrial property has been sold for SEKm 9, which gave SEKm 1 in realized result. See also the section Investments and Sales.

RENTAL DEVELOPMENT

Castellum's lease portfolio is considered to be in line with current market rents and contracts expiring are generally extended with unchanged conditions. Castellum's average rental level is SEK 868 sq.m. for office/retail and SEK 457 sq.m. for warehouse/industrial premises. Rental levels have increased by 2% compared with previous year. Since 1997 the rental value has increased from SEKm 202 to SEKm 258, while rental levels during the same period have improved on average approx. 3% per year.

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 21 (15), while contracts terminated amount to SEKm 14 (19), giving a net leasing of SEKm 7 (–4).

SUBSIDIARY

Castellum's properties in Eastern Götaland are owned and managed by the wholly owned subsidiary Fastighets AB Corallen, with its head office in Värnamo. The company also has local management offices in Jönköping and Växjö. At the year-end Corallen had 25 employees.



[illegible] 1, Jönköping.

Building permissions and Potential Projects

Castellum owns 750,000 sq.m. unutilized building permissions.

BUILDING PERMISSIONS 31-12-2006

Region/Area	Building permissions, thousand sq.m.
Greater Gothenburg	**304**
Högsbo-Sisjön-Åbro	88
Hisingen	56
Gothenburg	49
Kungsbacka	49
Rest of Greater Gothenburg	62
Öresund Region	**105**
Lund	55
Malmö	39
Helsingborg	11
Greater Stockholm	**219**
Sollentuna	110
Huddinge	71
Johanneshov	28
Rest of Greater Stockholm	10
Mälardalen	**45**
Örebro	17
Västerås	13
Uppsala	13
Rest of Mälardalen	2
Eastern Götaland	**77**
Värnamo	31
Jönköping	24
Växjö	15
Rest of Eastern Götaland	7
Total	**750**

Part of Castellum's strategy is to construct new premises when this is a competitive alternative. In order to offer the customer new constructed premises with the shortest possible time for moving in, it is a competitive advantage to own building permissions in attractive locations with approved detail plans. Castellum has 750,000 sq.m. unutilized building permissions. For a number of these there are finalised projects which can be started relatively promptly provided that lease agreements have been signed.

GREATER GOTHENBURG

In Högsbo-Sisjön-Åbro, which is Sweden's largest industrial estate, Castellum owns a large number of building permissions for a total of approx. 88,000 sq.m. Castellum is discussing with potential tenants of new construction in the area on an ongoing basis.

On Hisingen, which is one of Castellum's largest market areas in Greater Gothenburg, a number of properties are found with building permissions for a total of 56,000 sq.m. The building permissions are located in different industrial estates and permits almost only construction of warehouse and industrial premises.

Just south of central Gothenburg, with an attractive highly visible location by the E6/E20 and close to the highway 40 to Landvetter and Borås, "Tändstickan", Kallebäck 2:5, a site with building permission for construction of around 35,000 sq.m. office premises is located. A detailed plan for the area has been confirmed.

In Kungsbacka, approx. 30 km south of Gothenburg, Castellum owns a number of properties with unutilized building permissions of approx. 49,000 sq.m. The properties are located in the areas Hede and Varla in northern Kungsbacka.

Lackarebäck, to the south of central Gothenburg, is a dynamic commercial area where Castellum owns several properties. The proximity to E6/E20 provides good communications.

In addition to the above mentioned projects, there are sites in Greater Gothenburg with further building permissions of approx. 50,000 sq.m.

ÖRESUND REGION

Next to Edison Park in Lund, Castellum also owns the property Höjdpunkten 2, with the opportunity to build premises of up to approx. 30,000


1 700 sq.m.
1 200 sq m
HÖGSBO
2 000 sq m
2 300 sq m
4 000 sq m
20 000 sq m
SISJÖN
2 500 sq m
SÖDERLEDEN
10 000 sq m
15 000 sq m
2 800 sq m
3 000 sq m
3 000 sq m
MÖLNDAL
LACKAREBÄCK
5 000 sq m
10 000 sq m
2 800 sq m
2 800 sq m
ÅBRO

Building permissions in Högsbo-Sisjön-Åbro

sq.m. The property will form the entrance to the new, large commercial area planned in Brunnshög.

Next to the large project property Kampen 25, in the Sofielund industrial estate in Malmö, Castellum owns the property Intäkten 5, which can be refurbished to create both an attractive gateway to the area and additional car parking capacity. The existing main building can be converted into modern offices covering approx. 1,800 sq.m. and it will be possible to build a new office building of around 1,500 sq.m. Construction will be started when lease agreements have been signed.

In addition to the above mentioned projects, there are sites in the Öresund region with building permissions for a further 70,000 sq.m.

GREATER STOCKHOLM

In Johanneshov, in southern Stockholm, Castellum owns several neighbouring properties that have building permissions, providing the basis for a coordinated, integrated development of the area. By Bolidenplan is Linde Torp, which is a planned building permission of approx. 23,000 sq.m. Castellum also owns some neighbouring properties in the district Renseriet, where further potential for expansion can be created by demolishing some of the existing buildings and utilizing undeveloped land. A detailed plan is being drawn up with the aim of obtaining building permissions for an additional 15,000 sq.m. in the area.

North of Stockholm, by the E4/E20 about half way to Arlanda airport, "Norrviken Strand", Rankan 3-4, is located, a major site with building permission for approx. 110,000 sq.m. This is a premier site for the future with access to both good communications and beautiful natural surroundings. Work on changing the detail plan is going on in order to use parts of the site for residential properties and commerce.

By the E4/E20, at Kungens kurva in Huddinge is Smista Allé, which is one of the largest sites with building permissions in Greater Stockholm. For the building permissions of approx. 71,000 sq.m. there are detailed plans with focus on offices, retail of capital goods and warehouses. In the last years a number of new construction projects were finished in the area.

In Mariehäll in Bromma, detailed planning work is under way in the Archimedes and Vallonsmidet district, with the aim of developing today existing building permissions of approx. 5,000 sq.m. by creating new building permissions for extensions and new constructions of approx. 20,000 sq.m.

In addition to the above mentioned projects, there are sites in Greater Stockholm with building permissions for a further 10,000 sq.m.

MÄLARDALEN

In central Västerås, Castellum owns part of Kopparlunden, which is one of the most interesting development areas in Västerås. In the area, project properties are owned with approx. 12,000 sq.m. building permissions, representing future new construction, extensions and refurbishment.

In Örebro, Castellum owns Järnmalmen 1 which holds an unutilized building permission with an approved detail plan of 6,000 sq.m. and a highly visible location from E18/E20.

In addition to the above mentioned projects, there are sites in Mälardalen with building permissions for a further 27,000 sq.m.

EASTERN GÖTALAND

In Eastern Götaland, there are several potential refurbishment and new construction projects, of which the largest permits new construction of approx. 11,000 sq.m. retail premises in Värnamo.

In addition to the above mentioned projects, there are sites in Eastern Götaland with building permissions for a further 66,000 sq.m.



Generatorn 1, Mölndal



Smista Allé, Huddinge



Linde Torp, Stockholm



Kopparlunden, Västerås

Financing

FINANCING 31-12-2006


Shareholders' equity
SEKm 10 184 (42%)
Deferred tax liabilities
SEKm 2 723 (11%)
Derivatives
SEKm 55 (0%)
Interest bearing liabilities
SEKm 10 837 (44%)
Non interest bearing liabilities
SEKm 647 (3%)

LISTED REAL ESTATE COMPANIES


Interest coverage ratio %
Castellum
Industry average
Borrowing ratio %

Source: Rolling annual values based on each company's Q3 report 2006

Policy	Objective	Outcome
Equity/assets ratio	35-45%	42%
Interest coverage ratio	At least 200%	343%
Interest rate risk		
– average fixed interest term	0,5-3 years	2,3 years
– share with maturity within 6 month	Maximum 50%	48%
Currency risk	Not allowed	No exposure
Funding risk	Minimum 50% credit agreements with a duration of at least 2 years	100%
Counterparty risk	Credit institutes with high ratings at least "investment grade"	Fulfilled
Liquidity risk	Liquidity reserve in order to fulfil payments due	SEKm 2,322 in unutilized credit agreements

Owning properties demands financing in the form of equity and interest bearing loans. The share of equity in relation to interest bearing loans is decided partly by the chosen financial risk level, partly by the share of equity required to receive loans in banks. By setting objectives for the capital structure the allocation of equity and interest bearing loans are defined and the level of financial risk is determined, in order to meet the required return on equity, secure room for investments and to receive necessary funding. Castellum has chosen a strategy with a lower financial risk than the industry as a group.

FINANCIAL POLICY

The financial activities in Castellum are run according to the financial objectives set by the Board in the financial policy. The objectives in the financial policy are:

- Capital structure with an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.
- Secure the need for liquidity and long-term funding.
- Achieve a low and stable net interest income/costs within the given risk mandate.

The financial policy states the given mandates and limits for management of financial risks and overall assignments of responsibility. As a measure of continuous improvement and adjustments of the financial risk management the Board makes an annual overview of the financial policy.

CAPITAL STRUCTURE

The value of Castellum's assets amounts to SEKm 24,446 (21,378). They are financed partly through equity of SEKm 10,184 (8,940) and partly through liabilities of SEKm 14,262 (12,438), of which SEKm 10,837 (9,396) are interest bearing.

ORGANIZATION

Castellum is the Group bank and all financial management is centralised to the parent company. The treasury department is for instance responsible for the Group's funding, interest rate risk management, financing of the subsidiaries and cash management. The treasury department consists of three persons. The parent company also holds a function for independent control of the financial operations, a so called compliance function.

RISK MANAGEMENT

The operational risk and the financial risk together make up Castellum's overall business risk. The financial operations are carried out in order to within the given risk mandate adjust the financial risk level to meet changes in the operational risk. An increased market interest rate is generally considered to depend on economic growth and increasing inflation, which in turn is considered to lead to an improved demand for commercial properties and hence increasing rents and/or reduced vacancies. Thus increased financial costs during an economic boom will over time be met by higher rental income. In that way the overall business risk can be kept on a stable level.

To be short of necessary funding is Castellum's single largest financial risk. In order to secure the need for liquidity and competitive long term funding regular reviews and renegotiations of existing credit agreements are carried out and new credit agreements are signed when needed. In order to achieve the objective of a stable net interest income/costs financial transactions are carried out based on estimations of the groups overall need for liquidity, funding and chosen interest rate risk.

Interest rate risk occurs due to the fact that the market interest rates change and affect net financial income/costs. By the use of interest rate derivatives the interest rate risk can be managed in a cost effective manner. Castellum works with a set of group bank accounts in order to be able to use a net of the group's liquid flows and hence reduce the need of liquidity.

At the Board's yearly overview of the financial policy the risk mandate for the average fixed interest term was adjusted from previously 1.5 – 3 years to the current 0.5 – 3 years. At the same time the maximum share of interest rate maturity was adjusted from the previous maximum of 60% within 12 months to the current maximum of 50% within 6 months. The risk mandates provide flexibility for the financial risk level to be adjusted to the current operating risk in the group from time to time.

FINANCING STRUCTURE

Funding is provided by draw downs of short term loans under long term credit agreements, issuing of bonds or commercial papers. Castellum can increase or decrease outstanding loans under the long-term credit agreements. The amount of interest-bearing liabilities may therefore be minimized from time to time.

After deduction of liquid assets of SEKm 8 (5), net interest bearing items were SEKm 10,829 (9,391), as of 31 December, 2006. Castellum had, at the same date, long-term binding credit agreements totalling SEKm 11,050 (10,956), long-term bonds totalling SEKm 350 (0), short-term binding credit agreements totalling SEKm 1,776 (422) and a commercial paper program of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,975 are fully covered by unutilized long-term credit agreements. The average duration of long-term credit agreements at the year-end was 5.8 years. During the year credit agreements totalling SEKm 8,500 have been renegotiated whereby new lower credit margins have been set and the duration of the credit agreements have been extended. New credit agreements of SEKm 1,450 have been added. During 2006, Castellum has for the first time issued long-term bonds totalling SEKm 350 with a duration between 3-5 years at the time of issuing. As of January 1, 2007 an additional SEKm 1,000 in long-term credit agreements have been added.

INTEREST RATE MATURITY STRUCTURE

The average effective interest rate as of 31 December, 2006 was 4.0% (3.5%), which is 0.3 percentage units higher than the average interest rate level during the year. The higher closing interest rate is an effect of increasing market interest rates.

The average fixed interest term on the same date was 2.3 years (2.7). The share of loans with interest rate maturity during the next 12 months was 60% (57%). Assuming an unchanged volume of loans and a retained average fixed interest term an immediate change in the market interest rate of +/– 1%-unit would affect net financial items by SEKm –63 / +43 during the following year.

Castellum's strategy of using interest rate derivatives in order to manage the interest rate risk and achieve the desired interest rate maturity structure means that there over time may be changes in value of the interest rate derivatives portfolio. These changes occur in part due to changes in market interest rates, part due to the time factor (an originally 5-year fixed interest term with 2 years left to maturity is compared with a 2-year fixed interest term). As of December 31, 2006 the market value of the interest rate derivatives portfolio amounted to SEKm –55. An upward parallel adjustment of the discounting interest rate used in the valuation as of December 31, 2006 of 1%-unit would affect the value of the interest rate derivatives portfolio by SEKm 170.

CREDIT AGREEMENTS / LIMITS

Credit agreements / limits	Amount, SEKm	Utilized, SEKm
Long-term binding credit agreements	11 050	7 300
Long-term bonds	350	350
Short-term binding credit agreements	1 776	204
Commercial paper program	3 000	2 975
Total	16 176	10 829

CREDIT MATURITY


Credit maturity, SEKm
Credit amount, utilized
Credit amount, unutilized
10 000
8 000
6 000
4 000
2 000
0
1 year
2 years
3 years
4 years
5 years
> 5 years

INTEREST RATE MATURITY


Interest rate maturity, SEKm (bars)
Average interest rate, % (line)
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1 year
2 years
3 years
4 years
5 years
> 5 years

INTEREST RATE TREND


%
14
12
10
8
6
4
2
0
STIBOR 3 months
Swap rate 5 years

Opportunities and Risks

The continued positive economic outlook with stable growth in Swedish economy is expected to lead to improved demand for premises, but also to increasing interest rates.

Opportunities and risks may roughly be divided into two sections – changes in the cash flow and changes in value.

OPPORTUNITIES AND RISKS IN CASH FLOW

Rental Income

Both rental levels as well as vacancies for commercial contracts are mainly depending on the growth in Swedish economy, but are also affected by the level of new construction. Economic growth is considered to lead to increased demand for premises and hence decreasing vacancies, with the potential for increasing market rents as a result. Since the commercial contracts are signed for a certain period of time, a change in the market interest rates does not give an immediate effect on the rental income. The most common term of a new lease is currently 3-5 years with a nine months notice and an index clause linked to the inflation. The average remaining lease duration in Castellum's portfolio is 3.0 years. Castellum's lease portfolio is presently considered to be in line with market rents, which is why a majority of the contracts expiring are extended with unchanged conditions.

The risk of large changes in the vacancies increases with the amount of large tenants a real estate company has. In Castellum, the single largest contract as well as the single largest tenant accounts for approx. 1% of the groups total rental income. Castellum's current lease maturity structure together with the lease portfolio's make up of sizes and sectors, provide a good risk exposure. Vacancies during 2006 amounted to approx. SEKm 317 and make up a potential for possible new leases, assuming a continued successful leasing activity and a stable rental market.

LEASE MATURITY STRUCTURE


Lease value, SEKm (bars)
Number of leases (line)
600
500
400
300
200
100
0
1 200
1 000
800
600
400
200
0
2007
2008
2009
2010
2011
2012+

DISTRIBUTION BY SIZE OF LEASES


Lease value, SEKm
800
700
600
500
400
300
200
100
0
2 283 leases
689 leases
472 leases
354 leases
102 leases
0-0.25
0.25-0.5
0.5-1
1-3
> 3 SEKm

Property Costs

Operating costs are largely made up of fixed fee costs such as costs for electricity, cleaning, heating and water, where electricity and heating costs have the largest effect on income. The price of electricity is controlled by supply and demand on the open market for electricity. Castellum limits the risk by hedging a certain amount of electricity. Most of the costs are passed on to the tenants why Castellum's exposure to changes in the costs are relatively limited. Castellum's properties have a good standard and maintenance situation. The real estate tax is a federal tax based on the properties' tax assessment value and completely dependent on political decisions such as tax rate and tax assessment value, which Castellum cannot control. The real estate tax is also passed on to the tenants.

Interest Costs

Interest costs is the single largest cost item for Castellum. The market interest rate can change quickly, a change with an immediate effect in Castellum's interest rate for funding of +/– 1%-unit would theoretically give a change in net financial items of approx. SEKm –/+ 108. In order to limit this effect the interest rate maturity structure has been spread over different terms. A change in the market interest rate of +/– 1%-unit will affect cash flow by SEKm –63/+ 41 for 2007.

Taxes

Castellum is affected by political decisions such as changes in the corporate tax rate, real estate tax, the fiscal legislation or interpretations of it. Future income tax reforms or interpretations of these may have both positive as well as negative effects on Castellum's fiscal position.

Summary of Opportunities and Risks in the Cash Flow

Increasing market interest rates is generally an effect of economic growth and increasing inflation, which is thought to give higher rental income. This is in part due to that the demand for premises is thought to increase leading to reduced vacancies and hence the potential for increasing market rents and in part due to that the index clause in the commercial contracts is compensating the increasing inflation. An economic boom therefore means higher interest costs but also higher rental income, while the opposite relationship is true during a recession. The change in rental income and interest costs does not take place at the exact same time, why the effect on income in the short term may occur at different points in time.

SENSITIVITY ANALYSIS – CASH FLOW

	Effect on income, SEKm	Probable scenario	
	+/- 1% (units)	Boom	Recession
Rental level	+21/-21	+	–
Vacancies	+24/-24	+	–
Property costs	-7/+7	–	0
Interest costs	-63/+41	–	+

OPPORTUNITIES AND RISKS IN VALUES

The Properties' Value

Castellum reports its properties at fair value with changes in value in the income statement. This means that the result in particular but also the financial position may be more volatile. The value of the properties are determined by supply and demand, where the prices are mainly depending on the properties' expected net operating income and the buyer's required yield. An increasing demand gives lower required yields and hence an upward adjustment in prices, while a weaker demand has the opposite effect. In the same way, a positive real development in net operating income gives an upward adjustment in prices, while a low real growth has the opposite effect.

During 2006, the prices on real estate have continued to increase in general in all of Sweden and for all types of properties. This is to the largest part an effect of further reductions in the required market yields and to a lesser part due to improvements in net operating income. In a situation where the rental market is improving, the prices on real estate can remain even if the required yields should increase somewhat. If the demand for Swedish properties is reduced, for example due to investors seeking markets elsewhere or other types of assets, a downward adjustment in prices cannot be ruled out. The sensitivity analysis on the side shows how Castellum's equity/assets ratio and borrowing ratio are affected by a +/– 20% change in value.

In property valuations consideration should be taken to an uncertainty range of +/– 5-10%, in order to reflect the uncertainty that exist in the assumptions and calculations made. Possible premiums paid on portfolios have not been taken into account.

All of Castellum's properties are insured to their full value.

SENSITIVITY ANALYSIS – CHANGE IN VALUE

Properties	-20%	-10%	0	+10%	+20%
Change in value pre tax, SEKm	-4 848	-2 424	–	+2 424	+4 848
Equity/assets ratio	34%	38%	42%	44%	47%
Borrowing ratio	56%	50%	45%	41%	37%

Interest Bearing Liabilities and Financial Risk

Castellum's absolute greatest financial risk is to lack access to funding. However, existing credit agreements are overviewed and renegotiated on an ongoing basis and new agreement are signed when needed in order to secure Castellum's need for funding. Castellum has currently an average duration of long term credit agreements of 5.8 years.

In order to manage the interest rate risk in a cost effective way Castellum uses interest rate derivatives. As the agreed interest rate deviates from the market interest rate from time to time there is a theoretical surplus or sub value on the derivatives, which is reported in the income statement. The lesser risk taken in the interest payments by signing derivative agreements and extending the fixed interest term, the greater risk taken in the value of the derivatives, since the time factor means greater risk for large changes in value. For further description of Castellum's financial risks and a sensitivity analysis of the interest rate derivatives portfolio, see note 16.

The Castellum Share

TOTAL YIELD (INCLUDING DIVIDEND)

	2006	On average per year May 1997-2006
Castellum	+31.3%	+24.8%
OMX Stockholm (SIX Return)	+28.1%	+11.1%
Real Estate Index Sweden (EPRA)	+35.8%	+21.2%
Real Estate Index Europe (EPRA)	+49.4%	+17.5%

NET ASSET VALUE

SEKm		(Uncertainty range)
Equity according to the balance sheet	10 184	
Reversed 28% deferred tax	2 723	
Net asset value excluding tax	12 907	(+/- 9%)
SEK/share	79	(SEK 86 - 71)
Calculated 10% deferred tax	- 972	
Net asset value after 10% deferred tax	11 935	(+/- 9%)
SEK/share	73	(SEK 79 - 66)

SHARE PRICE/NET ASSET VALUE


%
Share price in relation to the net asset value with 10% tax, without uncertainty range
160
140
120
100
80
60
40
20
0
2000 2001 2002 2003 2004 2005 2006 2007

THE SHARE'S EARNINGS MULTIPLE


Share price in relation to rolling four quarter net income
20
15
10
5
0
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

THE SHARE'S DIVIDEND YIELD


%
Last proposed/actual dividend in relation to the share price
7
6
5
4
3
2
1
0
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

SHARE PRICE AND TOTAL YIELD

The price of the Castellum share at the year-end was SEK 91.25. During 2006 the total yield on the share, including dividend payment of SEK 2.62, was 31.3%.

Since introduction to the stock exchange on May 23, 1997 the Castellum share's total yield has been on average 24.8% per year.

PROPOSED DIVIDEND

The Board intends to propose the annual general meeting to decide on a dividend of SEK 2.85 per share, an increase of 9% compared with previous year. The dividend ratio is 73% of income from property management after a 28% tax deduction.

If the annual general meeting decides to accept the Board's dividend proposal, of Tuesday March 27, 2007 as the record day for payment of the dividend, the share will be traded including the dividend up to and including the day for the annual general meeting, Thursday March 22, 2007. Payment of the dividend is expected to take place on Friday March 30, 2007.

The dividend falls within Castellum's objective of distributing at least 60% of income from property management after tax, having taken into account investment plans, consolidation needs, liquidity and financial position in general. Castellum's historical dividend ratios are shown in the ten year summary on page 50.

KEY FIGURES RELATED TO THE SHARE PRICE

Net asset value

When assets and liabilities are valued at fair value the net asset value can be calculated using shareholders' equity in the balance sheet. However, consideration should be taken to that the effective tax is lower than the reported 28% nominal tax rate, in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted. The calculated effective tax is estimated to 10%, which means that Castellum's net asset value amounts to SEKm 11,935 equivalent to SEK 73 per share. The share price at the year-end was thus 125% of the net asset value. When valuing properties a value range of +/- 5-10% is normally used in order to reflect the uncertainty that exists in the assumptions and valuations made. The table on the left shows the effect a value range of +/- 5% has on Castellum's net asset value.

The yield on net asset value for the year, including changes in value and considering a 10% deferred tax, can be calculated to 18.6%. Regarding changes in value, which in large are affected by factors in the world around which are uncontrollable by Castellum, consideration has not been taken to any uncertainty ranges.

Earnings capacity

Income from property management before tax for 2006 amounted to SEK 5.38 per share, which compared to the share price at the year-end gives a multiple of 17.

Dividend yield

The proposed dividend of SEK 2.85 corresponds to a yield of 3.1% on the basis of the share price at the year-end.

SHAREHOLDERS

At the year-end, Castellum had approx. 7,700 shareholders. The proportion of shares registered abroad at the year-end was 53%. Shareholders registered abroad can not be broken down in terms of directly held and nominee registered shares.

SHARE CAPITAL, NUMBER OF SHARES AND REPURCHASE

The share capital amounts to SEKm 86, distributed among 172,006,708 A-shares with a par value of SEK 0.50 per share. Each share, except the company's own repurchased shares, entitles the holder to one vote and carries an equal right to a share in Castellum's capital. There are no potential shares, such as convertible shares. The share split 4:1 decided by the Annual General Meeting was carried out in April 2006. Last day for trading shares prior to the split was April 24, 2006 and record day for the share split was April 27, 2006. All share related key ratios in this annual report have been recalculated based on the share split. Changes in share capital and the number of shares are displayed in note 14.

During 2000 Castellum repurchased 8,006,708 of the company's own shares for a total of SEKm 194, equivalent to 4.7% of the total registered number of shares. Since then no repurchases of the company's own shares have been made. As repurchasing is a good method of adapting the capital structure to the capital requirements from time to time, the Board will propose to the AGM that the mandate to repurchase shares will be extended until the next AGM. This mandate provides the facility to repurchase a maximum of 10% of the number of registered shares in the company, i.e. a further 9.2 million shares in addition to the previously repurchased shares.

The number of outstanding shares, i.e. the number of registered shares minus the number of repurchased shares, thus totals 164,000,000.

The Castellum share is listed on OMX Stockholm – The Nordic List Large cap and is thus exempt from wealth tax for Swedish private individuals resident in Sweden.

LISTED REAL ESTATE COMPANIES

The total market capitalization of Swedish real estate companies operating solely in this field was approx. SEK 113 billion at the year-end, equivalent to approx. 3% of the total market capitalization of listed Swedish companies totalling approx. SEK 4,300 billion. Castellum's market capitalization, i.e. the value of all outstanding shares in Castellum, amounted to SEK 15.0 billion as at December 31, 2006.

During 2006, a total of 107.7 million shares were traded, equivalent to an average of 429,000 shares per day, corresponding on an annual basis to a turnover rate of 66%.

SHAREHOLDERS ON 31-12-2006

Shareholders	Number of shares	Percentage of voting rights and capital
Szombatfalvy, Laszlo	11 000 000	6.7%
AFA Sjukförsäkrings AB	7 324 950	4.5%
AMF Pensionsförsäkrings AB	3 442 500	2.1%
Kåpan Pensioner Försäkringsförening	2 793 600	1.7%
Tredje AP-fonden	2 344 992	1.4%
Realinvest, Roburs Aktiefond	2 119 000	1.3%
AFA TFA Försäkrings AB	2 067 692	1.3%
Societe Generale Dep Des Services	1 601 922	1.0%
Norman, Bengt	1 300 000	0.8%
Länsförsäkringar Fastighetsfond	1 182 060	0.7%
Andra AP-fonden	1 157 199	0.7%
Gamla Livförsäkringsaktiebolaget	1 027 200	0.6%
Robur Småbolagsfond Sverige	1 016 600	0.6%
SEB Sverige Småbolagsfond	969 400	0.6%
Handelsbankens Småbolagsfond	840 000	0.5%
Svenskt Näringsliv	800 000	0.5%
Carnegie Fond AB, Småbolag	780 000	0.5%
Folksam LO Fond AB	676 972	0.4%
Livförsäkrings AB Skandia	649 144	0.4%
XACT OMXSB	643 500	0.4%
Roburs Småbolagsfond Norden	625 800	0.4%
Handelsbankens Aktiefond Index	615 679	0.4%
Sjöstrand, Peter	600 000	0.4%
AFA AGB	554 193	0.3%
Folksam Fond AB	546 227	0.3%
Wiman, Henric	545 888	0.3%
Swedish shareholders < 500 000 shares		
47 holders, 100 000 - 499 999 shares	10 159 469	6.2%
360 holders, 10 000-99 999 shares	9 670 587	5.9%
2 944 holders, 1 000-9 999 shares	8 745 848	5.3%
3 863 holders, 1-999 shares	1 796 759	1.1%
415 shareholders registered abroad	86 402 819	52.7%
Total outstanding shares	**164 000 000**	**100.0%**
Repurchased shares	8 006 708	
Total registrered shares	**172 006 708**	

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 31-12-2006


USA 20%
Great Britain 9%
Sweden 47%
Of which
Trusts, associations etc 2%
AP-funds 2%
Luxembourg 6%
The Netherlands 5%
Other 13%

LISTED REAL ESTATE COMPANIES


Market capitalization, SEKm
Market capitalization calulated on 23-01-2007
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
Fabege
Hufvudstaden
Castellum
Kungsleden
Ljungberg-gruppen
Wallenstam
Wihlborgs
Klövern
Brinova
Heba
FastPartner
Balder
Sagax
Catena
Diös

TEN YEAR SUMMARY

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Share price, kr										
last paid during the last day for trading	91.25	71.50	59.50	42.50	30.50	27.13	26.00	20.75	22.00	19.75
highest paid during the year	95.50	85.00	60.75	45.13	34.25	28.75	27.75	22.00	25.00	20.50
lowest paid during the year	56.50	55.00	39.38	28.25	24.63	22.63	17.00	16.63	16.38	13.50
average (high/low per day)	78.54	68.29	47.32	33.86	29.78	25.95	22.36	19.41	21.05	16.67
Dividend, SEK (for 2006 proposed)	2.85	2.62	2.38	2.13	1.88	1.63	1.38	1.13	0.88	0.69
The share's dividend yield	3.1%	3.7%	4.0%	5.0%	6.1%	6.0%	5.3%	5.4%	4.0%	3.5%
Dividend ratio	73%	73%	73%	72%	69%	68%	72%	73%	69%	62%
Total yield, the Castellum share	31.3%	24.2%	45.0%	45.5%	18.4%	9.6%	31.9% [1]	–1.7%	14.9%	54.9% [2]
Real Estate Index Sweden (EPRA)	35.8%	40.2%	48.8%	32.5%	3.2%	–2.2%	42.1%	19.4%	–4.2%	2.6%
Real Estate Index Europe (EPRA)	49.4%	25.8%	41.7%	21.4%	2.3%	–0.6%	17.4%	13.3%	–0.9%	8.6%
OMX Stockholm (SIX Return)	28.1%	36.3%	20.8%	34.2%	-35.9%	-14.8%	–10.8%	69.8%	13.1%	3.4%
Number of shares, thousand										
average	164 000	164 000	164 000	164 000	164 000	164 000	186 512	200 000	200 000	200 000
outstanding	164 000	164 000	164 000	164 000	164 000	164 000	164 000	200 000	200 000	200 000
registered	172 008	172 008	172 008	172 008	172 008	172 008	172 008	200 000	200 000	200 000
Number of shareholders	7 700	7 900	8 900	8 800	8 300	7 100	7 100	7 100	5 400	4 200
Proportion of shareholders registerd abroad	53%	46%	37%	33%	31%	34%	44%	42%	53%	45%
Market capitalization, SEKm	14 965	11 726	9 758	6 970	5 002	4 448	4 264	4 150	4 400	3 950
Turnover, thousand shares per day	107 710	93 268	86 289	92 067	107 587	132 720	156 742	113 152	184 380	110 605
Turnover, thousand shares per day on average	429	369	341	370	430	531	624	449	738	718
Turnover rate per year	66%	57%	53%	56%	66%	81%	84%	57%	92%	92%
Income from property management per share, SEK	5.38	5.00	4.52	4.07	3.77	3.30	2.65	2.15	1.77	1.55
Share price / Income from property management per share	17.0	14.3	13.2	10.4	8.1	8.2	9.8	9.7	12.5	12.7
Equity per share, SEK	62	55	49	46	45	42	38	33	-	-
Net asset value per share, SEK (with 10% tax, without uncertainty range)	73	63	55	51	49	47	41	35	-	-
Share price / Net asset value	125%	113%	108%	83%	62%	58%	63%	59%	-	-

1) Including an average value of SEK 0.28 for redemption rights 2) From an introductary price of SEK 12.75.

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO MAY 23, 1997 UNTIL JANUARY 22, 2007


Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Castellum share price
Castellum share price incl dividend
OMX Stockholm
(SIX Return incl dividend)
Real Estate Index Sweden
(EPRA incl dividend)
Real Estate Index Europe
(EPRA incl. dividend)
Turnover per month

INVESTOR RELATIONS

Castellum's objective is to continuously provide frequent, open and fair reporting on the company's real estate portfolio, results and financial position to shareholders, the capital market, the media and other interested parties, yet without disclosing any individual business relations.

Investor Relations are based above all on quarterly financial reports, press releases on significant commercial events and presentations of Castellum.

During the year, a large number of presentations of Castellum were made in meetings with investors and analysts, and at investment meetings in collaboration with brokers, the media or associations both in Sweden and abroad. The large proportion of foreign shareholders means that there is extensive contact with foreign investors.

There are between 10-15 Swedish and foreign analysts who track the development of both Castellum and the Swedish real estate sector.

PRESS RELEASES

2007-02-02	Castellum enters into Halmstad
2007-01-24	Castellum's income from property management improved by 8% and a dividend of SEK 2.85 is proposed
2007-01-18	The Election Committee's proposals regarding members to the Board of Directors and Auditors in Castellum AB
2007-01-08	Castellum enters into Linköping
2006-12-01	Castellum sells the last residential property
2006-11-10	Castellum invests SEKm 443
2006-10-18	Continued growth in Castellum's income from property management
2006-10-16	Castellum invests SEKm 329 and sells for SEKm 53
2006-07-18	Castellum's net leasing continues strong
2006-07-10	Castellum invests SEKm 656
2006-04-19	Castellum's income from property management improved by 10%
2006-03-23	Annual General Meeting in Castellum AB
2006-03-03	Castellum invests SEKm 205 and sells for SEKm 112
2006-02-21	Proposals to the AGM in Castellum AB
2006-02-08	The Swedish version of Castellum's Annual Report 2005 is now available on www.castellum.se
2006-01-26	Castellum's income from property management improved by 11% and an improved dividend of SEK 10 50 per share is proposed

All press releases, quarterly reports and annual reports, both in Swedish and English, are available immediately after publication at www.castellum.se. On the website, it is possible to subscribe to Castellum's press releases and quarterly reports. Other information about Castellum, such as the real estate portfolio and continuous updates of the Castellum share price are also disclosed on the website.


www.castellum.se
Sätesdalen 2, Stockholm

Corporate Governance

Corporate governance is about the different means of decision making by which the shareholders directly and indirectly controls the company. A high level of transparency in the information towards shareholders and the financial market helps the decision making process run efficiently and provide different owners good insight into the operations of the company. Corporate governance has evolved through laws, recommendation, the so called code, and through self regulation.

Swedish Code for Corporate Governance

Castellum applies the code which purpose is to create good preconditions for practicing the role of an active and responsible ownership. The rules of the code aim to create a clear distribution of roles and responsibility between the different bodies for management and control. In addition, the code strives for transparency in the information to shareholders and credit market, and protects the Companies Act's principle of equal treatment. The code is meant to make up one step in the self-regulation of the Swedish business environment. It is based upon the principle comply or explain, meaning that all rules must not always be followed and there is no crime in deviating from one or more particular rules of the code if there are motives and explanations.

Castellum deviates from the paragraph, "making the members of the election committee public", which according to the code shall be made six month prior to the AGM. The AGM 2006 decided, according to previous practice, that an election committee should be established at the end of the third quarter, and that the names of the members of the election committee should be published in the company's third interim report for the year. This meant that the composition of the election committee was published approximately five months prior to the AGM.

Since the Corporate Governance Report, which is made up of the section corporate governance pages 52-61, is an important report Castellum has chosen to include this in the Directors' Report, excluding the section about internal control on pages 58-59. Hence, the Corporate Governance Report, excluding the section about internal control, is included in the regular audit of the annual report.

ARTICLES OF ASSOCIATION

The name of the company is Castellum Aktiebolag and the company is a public limited company.
The registered office of the Board is in Gothenburg.

The objective of the company's activities is to acquire, administer, develop and sell real estate and securities– directly or indirectly through wholly or partially owned companies – and to carry out other activities compatible with these.

Changes in Castellum's articles of association are made in accordance with the regulations of the Companies Act.

The articles of association, which also includes information on share capital, number of board members and auditors as well as rules for summons and agenda for the annual general meeting is available in total on the company's web page.

ANNUAL GENERAL MEETING 2006

According to the Companies Act the annual general meeting is the highest decision making forum in a public limited company. The annual general meeting elects the Board of Directors and the company's auditors as well as makes decisions on changes in the articles of association and on changes in the share capital.

The latest AGM was held on March 23rd 2006 in Stenhammarsalen, the Gothenburg Concert Hall. At the AGM over 230 shareholders were present, which represented 16.8% of the total number of shares and votes.

The AGM adopted the financial reports for 2005 and discharged the Board of Directors and the Chief Executive Officer from liability regarding the operations for 2005.

Dividend to the shareholders was decided according to the Board's proposal of SEK 10.50 per share, equal to SEK 2.62 per share after split.

The AGM decided that the Board of Directors shall consist of seven board members with no deputies and that the Board shall receive a fixed remuneration of SEK 1,600,000 of which SEK 400,000 to the Chairman of the Board and SEK 200,000 to each one of the remaining board members. To the Board of Directors Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Stig-Arne Larsson and Göran Lindén were re-elected and Christer Jacobson was elected as new board member. The AGM elected Jan Kvarnström as Chairman of the Board.

The AGM decided to approve the Board's proposed principles of remuneration and other terms of employment for the executive management.

The AGM decided to adopt a new articles of association and to make a share split, by which every old share was replaced by four new shares.

The AGM also decided to authorise the Board – for the purpose of adjusting the company's capital structure – to both acquire the company's own shares, up to 10% of all shares in the company, and to give the Board the mandate to transfer all of the company's shares held by the company.

Minutes of the annual general meeting held on March 23rd 2006 is available on the company's web site.

Election Committee

The Annual General Meeting 2006 decided that an election committee should be appointed for the AGM 2007 in order to fulfil the tasks set out in the code for corporate governance and to propose a procedure for setting up a new election committee. Further, decision was made that the election committee should be established by the Chairman contacting the three largest shareholders at the end of the third quarter 2006 in order for them to each appoint one member to the election committee who, together with the Chairman of the Board of Directors as convener, should constitute the election committee. It was also decided that the election committee would appoint a chairman amongst its members. The election committee which was formed includes: Lars Öhrstedt representing AFA Försäkring, László Szombatfalvy, Åsa Nisell representing Swedbank Robur and the Chairman of the Board Jan Kvarnström. Lars Öhrstedt is the chairman of the election committee.

The election committee has held three meetings with minutes, of which one was held over the phone. At the meetings the election committee has discussed all the issues the election committee are obliged to discuss according to the Code for corporate governance. The election committee has among other things judged if the current Board of Directors meet the requirements that will be put on the Board as an effect of Castellum's situation and future operations, e.g. by reviewing the evaluation made of the work of the Board.

Further, the election committee has decided on the requirements put on the new board members that the election committee have found should be recruited and used a systematic procedure for searching for suitable candidates. During this procedure the election committee has engaged a recruiting consultant who has suggested suitable candidates. The election committee has met and interviewed the new board members finally proposed by the election committee.

In order to evaluate the proposed Board members' competence and whether they may be considered independent from Castellum, the senior executives and the major shareholders in Castellum, the election committee has gathered information about the proposed board members.

When estimating the remuneration to the Board of Directors the election committee has taken the fact that the remuneration was raised at the annual general meeting 2006 into consideration.

The election committee has given proposals for election of and remuneration to auditors. The Board of Directors' audit committee has assisted the election committee in preparing the matter. The election committee has gathered information about the proposed auditors' competence and independence.

Finally the election committee has provided Castellum information on how the work of the election committee has progressed, which proposals the election committee has decided on and provided information about the proposed board members and auditors.

THE ANNUAL GENERAL MEETING 2007

For the AGM on March 22, 2007 the Board of Directors proposes:

- a dividend of SEK 2.85 per share and March 27, 2007 as record day,
- guidelines for remuneration to members of the executive management,
- incentive plan for members of the executive management,
- a renewed mandate for the Board to decide on purchase or transfer of the company's own shares.

For the AGM the election committee proposes:

- that the number of board members shall be seven,
- that remuneration to the Board should remain SEK 1,600,000, of which SEK 400,000 to the Chairman of the Board and SEK 200,000 to each one of the remaining board members. The remuneration include work on the committees,
- re-election of the board members Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Christer Jacobson, and Göran Lindén, and new-election of Mats Wäppling and Per Berggren as board members, and that Jan Kvarnström shall be re-elected as Chairman of the Board of Directors,
- that the number of auditors should be two and one deputy auditor,
- that remuneration to the auditors should be based on running account,
- re-election of auditor Ingemar Rindstig and deputy auditor Conny Lysér, and election of new auditor Carl Lindgren,
- for AGM to decide on appointing an election committee for the AGM 2007 and for the Chairman to contact the three largest shareholders at the end of the third quarter 2006 and invite them to each appoint one member to the election committee, and that the three appointed members together with the Chairman of the Board of Directors shall constitute the election committee. The election committee will appoint a chairman amongst its members.

BOARD OF DIRECTORS

According to the articles of association, Castellum's Board shall consist of no less than four and no more than eight members. Board members are elected at the annual general meeting for the time until the end of the first annual general meeting held after the year the board member was elected. During 2006, the Board has consisted of seven regular members. The Board works according to a set of procedural rules containing instructions on the allocation of work between the Board and the CEO. There are no agreements between Castellum and board members regarding remuneration if leaving the assignment.

BOARD OF DIRECTORS

Jan Kvarnström *Chairman of the Board*
Born 1948, Graduate in Business Administration and Economics and MBA. Executive chairman in Linebrook Ltd. Previous experience from different executive positions in the Bonnier-group, PK-banken (now Nordea), Securum AB, Esselte AB and Dresdner Bank AG etc. Shareholdings: 1,600

Marianne Dicander Alexandersson
Born 1959, Graduate Engineer. Previously CEO of Kronans Droghandel AB. Executive positions within Kronans Droghandel since 1997. Previously within Volvo, ICI AB and Pharmacia. Other assignments: Director of Confederation of Swedish Enterprise, Swedish Trade Federation and Chalmers University of Technology. Shareholdings: 24

Ulla-Britt Fräjdin-Hellqvist
Born 1954, Graduate Engineer. Own operations in Fräjdin & Hellqvist AB and Senior Partner of Enhancer Consulting AB. Executive positions within Volvo Car Corporation and Head of Department in Confederation of Swedish Enterprise. Other assignments: Chairman of the Board of SinterCast AB and Director of Finnveden AB, Svedberg i Dalstorp AB and Generic Sweden AB etc. Shareholdings: 800

Mats Israelsson
Born 1940, Graduate Engineer. Own operations in Mats Israelsson Konsult AB. Has worked as consultant and CEO within consulting firms focused on project co-ordination of construction projects and management, specialized in real estate. Other assignments: Chairman of the Board of Forsen Projekt AB and Director of Kungsleden AB, LjungbergGruppen AB, Akademiska Hus Stockholm AB and Veidekke Bostad AB. Shareholdings: 24,000

Christer Jacobson
Born 1946, Graduate in Business Administration and Economics DHS. Own operations in Bergsrådet Konsult & Förvaltning AB. Previously stock commentator and market manager at Affärsvärlden and Head of Analysis and CEO of the Alfred Berg-group. Other assignments: Director of Fastighets AB Balder. Shareholdings: 0

Stig-Arne Larsson
Born 1943, Telecommunications Engineer and Business administrator. Management education at INSEAD. Own operations in Sal Ventures AB. Executive positions within telecommunications and IT, in Telia AB etc. Other assignments: Chairman of the Board of Generic Mobile AB and Director of Generic Sweden AB. Shareholdings: 2,000

Göran Lindén
Born 1944, Bachelor of Science in Economics. Has been CEO of ABBA AB, BCP AB, Fortos AB, Swedish Match AB and deputy CEO of Procordia AB and member of the executive board in AB Volvo. Other assignments: Chairman of the Boardo of Insplanet AB, Procordia's retirement fund, Rölunda AB, Flodins Filter AB, Retail House Oy and Västanå Slott AB and Director of Wicanders Förvaltnings AB, Pricer AB, Plockmatic Int. AB and Grimaldi Industrier AB. Shareholdings: 0

Secretary to the Board

Anders Wikström *Secretary to the Board*
Born 1949. Secretary to the Board since 1994. Lawyer, Mannheimer Swartling Advokatbyrå. Shareholdings: 1,372

The information above refers to the situation in the beginning February 2007. Shareholdings include own holdings and those of spouse, minors or children living at home and associated companies.



From left: Stig-Arne Larsson, Ulla-Britt Fräjdin-Hellqvist, Christer Jacobson, Jan Kvarnström, Anders Wikstrom, Marianne Dicander Alexandersson, Mats Israelsson and Göran Lindén.

The Board of Directors Responsibility

According to the Swedish Companies Act and the Board of Directors' rules of procedure the Board is responsible for drawing-up overall, long-term strategies and objectives, budget and business plans, review and establish the accounts, as well as making decisions on issues regarding investments and significant changes in Castellum's organization and operations. The Board also appoints the company's chief executive officer and sets remuneration and other terms of employment benefits for the company's chief executive officer.

The Board of Directors' Rules of Procedure

The Board of Directors' rules of procedure is set annually. The rules of procedure describes the work of the Board and the distribution of responsibility between the Board and the Chief Executive Officer. The rules of procedure also prescribes that the Board shall have an audit committee and a remuneration committee made up of all members of the Board who are not employed by the company. The Chairman of the committees shall be the Chairman of the Board of Directors.

The Chairman of the Board of Directors

The Chairman of the Board of Directors is responsible for making sure that the members of the Board regularly receive information needed from the Chief Executive Officer in order to follow the company's financial position, results, liquidity, financial planning and development. The Chairman of the Board of Directors is also obliged to fulfil decisions made by the Annual General Meeting regarding establishing an election committee and to take part in the work of the committee.

The Board of Directors' Activities During 2006

During 2006, Castellum's Board held nine meetings of which one was an inaugural meeting. According to the prevailing procedural rules, the Board must hold at least five ordinary board meetings each calendar year.

Board meetings are held in conjunction with the publication of the company's reports, with the year-end and proposed appropriation of profits being dealt with in January, interim accounts in April, July and October, and the budget for the next year at the meeting held in December.

At each of the ordinary board meetings, those present deal with matters of significance for the company, such as acquisitions and sales of properties, as well as investments in existing properties. Furthermore the Board is informed about the current state of operations in both the rental and real estate markets as well as the stock and credit markets.

The regular matters dealt with by the Board during 2006 included the business plan, company-wide policies, overall strategies, the procedural rules for the Board, the capital structure and financing requirements,

BOARD OF DIRECTORS, NUMBER OF MEETINGS AND ATTENDENCE DURING 2006 IN CASTELLUM AB

			Attendence/Of the total number of meetings		
Name	Elected	Independent	Boardmeetings	Audit Committee	Remuneration Committee
Jan Kvarnström, Chairman	1994	No	9 of 9	4 of 4	2 of 2
Marianne Dicander Alexandersson	2005	Yes	9 of 9	4 of 4	2 of 2
Ulla-Britt Frajdin-Hellqvist	2003	Yes	9 of 9	4 of 4	2 of 2
Mats Israelsson	1997	Yes	9 of 9	4 of 4	2 of 2
Christer Jacobson	2006	Yes	7 of 7	3 of 3	2 of 2
Stig-Arne Larsson	1997	Yes	9 of 9	4 of 4	2 of 2
Goran Lindén	1999	Yes	7 of 9	3 of 4	1 of 2

accounting matters and the company's insurance situation. An annual evaluation of the work of the Board of Directors has been performed by the Secretary to the Board commissioned by the Board. The evaluation has been given to the election committee.

Remuneration to the Board of Directors

Remuneration of SEK 1,600,000 (1,050,000) was paid to the Board of Directors according to the AGM's decision. Of which the chairman received SEK 400,000 (300,000) and the other 6 (5) board members each received SEK 200,000 (150,000). No other compensation beside the remuneration has been paid.

REMUNERATION COMMITTEE

The Remuneration Committee works mainly with the question of remuneration and incentive plans for the CEO and other senior executives. The Remuneration Committee shall meet at least twice a year. During 2006, the Committee has held two meetings.

AUDIT COMMITTEE

The Audit Committee's tasks are to take responsibility for the company's internal control, accounting principles, risk management, financial reporting, auditing and before the election committee's process prepare for the election of auditors and their remuneration as well as secure a qualified independent review of the company. The Audit Committee shall meet with the company's auditors at least twice a year. During 2006, the Committee has held four meetings.

AUDIT

Castellum's auditors are elected by the AGM for a period of four years. The present period began in 2003 and the next election will therefore take place at the regular AGM in 2007. The company's auditors are Caj Nackstad, working at KPMG, Ingemar Rindstig, working at Ernst & Young and deputy auditor Conny Lysér, working at KPMG, all of them are authorised public accountants.

Remuneration to Auditors

Remuneration to auditors during the year was SEK 3,492,000 (2005: 3,610,000 2004: 3,275,000) of which SEK 1,942,000 (2005: 2,074,000 2004: 1,931,000) related to auditing assignments and the remainder to consulting. The corresponding amounts for the parent company were SEK 787,000 (2005: 1,171,000 2004: 1,639,000) and 562,000 (2005: 867,000 2004: 855,000). Of the group's total remuneration of SEK 3,492,000 (2005: 3,610,000 2004: 3,275,000), SEK 3,346,000 (2005: 3,034,000 2004: 3,067,000) refers to KPMG and the remainder to Ernst& Young.



From left: Ingemar Rindstig, Conny Lysér and Caj Nackstad

Caj Nackstad
Born 1945.
Company's auditor since 1994.

Ingemar Rindstig
Born 1949.
Company's auditor since 2003.

Conny Lysér
Born 1962.
Company's deputy auditor since 2003.

The following section about internal control is part of the Corporate Governance Report, but is not a part of the Directors' Report. The section has not been reviewed by the auditors.

INTERNAL CONTROL

According to the Swedish Companies Act and Swedish code for corporate governance the Board of Directors is responsible for the internal control. This report has been drawn up in accordance with the Swedish code for corporate governance and is hence limited to internal control regarding the financial reporting.

The internal control in Castellum follows an established framework, Internal Control – Integrated Framework, "COSO", comprising the following five components: control environment, risk assessment, control activities, information and communication and monitoring.

Control Environment

The basis for the internal control regarding the financial reporting is made up of the control environment, which consists of different parts that together form the culture and values Castellum is managed from. The fundamentals for Castellum's internal control is the decentralized small-scale organization with approx. 500 properties, as well as cost centres, which are managed by six subsidiaries, each with approx. 25-35 employees. The decision making processes, authorizations and responsibilities which have been drawn up and communicated in documents such as the Board of Directors' rules of procedure, rules for decision making, rules for authorization, accounting and reporting manuals, internal policies and manuals are also important for the internal control. Documents in use are updated regularly to changes in legislation, accounting standards or listing requirements etc.

Risk Assessment

In Castellum risk management is built into processes concerned and different methods are used to evaluate and limit risks and to secure that the risks Castellum is exposed to are managed in accordance with set polices and guidelines. In accordance with the rules of procedure, the Board of Directors, also the audit committee, reviews the internal control once a year. Identified risks are assessed and measures are set to reduce these risks. The important risks Castellum has identified in the financial reporting are errors in the accounting and valuation of properties, interest bearing liabilities, taxes and VAT, as well as the risk of fraud, loss or embezzlement of assets.

Control Activities

The risks identified regarding the financial reporting are taken care of by the company's structure for control resulting in a number of control measures. The control measures aim to prevent, discover and correct errors and deviations and comprise analytical reviews on many levels in the organization and comparisons of income statement items, reconciliation of accounts, follow-up and reconciliation of board decisions and policies set by the board, authorization and reporting of business transactions, structure for proxy and authorization, authorized signatory, compliance officer function, group-wide definitions, templates, tools for reporting as well as accounting and valuation principles.

Castellum's subsidiaries have their own financial functions which take part in the planning and follow-up of their units' financial results. Their regular analysis of their own units financial reporting are together with the analysis made at group level an important part of the internal control in order to ensure that the financial reporting do not contain any significant errors.

Information and Communication

Castellum has ways for information and communication that aim to ensure an effective and correct distribution of information regarding the financial reporting. This demands that all parts of the operation communicate and share relevant and important information. Policies and guidelines regarding the financial reporting as well as updates and changes are made available and aware to the personnel concerned. The group management as well as the Board of Directors regularly receive financial information about the subsidiaries with comments on financial results and risks. The Board of Directors also receives additional information regarding risk management, internal control and financial reporting from the auditors through the audit committee. In order to ensure that the external distribution of information is correct and complete there are both a policy for communicating with the stock market and an information security policy.

Monitoring

Regular follow-ups take place on many levels in the group, on both property level and subsidiary level as well as group level. The Board of Directors, which also makes up the audit committee, regularly evaluates the information provided by the company management and the auditors. The company's auditors also report in person directly to the audit committee at least twice a year of their observations from the audit and their assessment of the internal control. In addition the audit committee has an annual review of the risk assessments made and the decided measures. The audit committee's and the Board of Directors' monitoring are of particular importance for the development of the internal control and for ensuring that measures are taken for possible shortcomings and suggestions that emerge.

The Need for Internal Audits

Castellum has a small scale organization with approx. 25-35 employees in each company which together manages approx. 500 cost centres. All property management are run by the subsidiaries while finance activities are taken care of by the parent company, meaning that Castellum AB is not a profit centre. This gives the financial function of the parent company the role of a controlling function for the subsidiaries and a compliance officer function for the treasury department. In all this provides for the assessment that there is no need for a special unit for internal audits.

EXECUTIVE MANAGEMENT

The executive management includes the Chief Executive Officer, the Deputy Chief Executive Officer, the Financial and Finance Directors of Castellum AB and the six Managing Directors of the subsidiaries.

During the autumn Gunnar Östenson has been appointed as new Managing Director of Fastighets AB Briggen, following the retirement of the previous Managing Director Bengt Arne Johansson.

The Chief Executive Officer

The Chief Executive Officer is responsible for the company's day-to-day operations and for leading the operations according to the guidelines and directives submitted by the Board of Directors and for providing the Board with information and necessary basis for decision making.

The Chief Executive Officer is also reporting at Board meetings and shall make sure that members of the Board regularly receive the information needed in order to follow the company's and the group's financial position, results, liquidity, and development.

Guidelines for Remuneration and Other Terms of Employment for the Executive Management

The annual general meeting 2006 decided on the following principles for remuneration and other terms of employment for the executive management:

Castellum shall uphold such remuneration levels and terms of employment as required in order to recruit and maintain a good management with competence and capacity to reach set goals. The remuneration and other terms of employment for the management shall thus be adjusted to the market conditions. A fixed salary will be paid for work performed in a satisfactory manner.

In addition, flexible remunerations may also be offered, in order to reward clearly goal referenced achievements by simple and transparent constructions. The flexible remuneration of the management shall generally not exceed the fixed salary. The flexible remuneration of the management shall depend upon the extent to which set goals have been fulfilled. The remuneration of the management under the bonus- and incentive programs will depend upon the extent to which set goals have been fulfilled, mainly in respect of profits from property management, sale of properties, development of the company image, training of staff and customer satisfaction, as well as development of the share price, both in nominal figures and compared to the real estate index.

The non-monetary benefits of the management shall facilitate the work of the members of management and shall correspond to what is considered reasonable under relevant market practice.

The pension terms of the management shall be adjusted to market conditions in relation to what is general market practice regarding the corresponding employees, and shall be based on pension schemes with fixed charges.

Dismissal pay and severance pay of a member of the management shall not exceed 24 monthly salaries in total.

For further information regarding remuneration for the management see note 10, page 80.

The proposed guidelines for remuneration to members of the executive management, according to the new rules of the Companies Act, which will be put forward at the annual general meeting on March 22, 2007 were at the time of signing of the annual report, not yet finished. The proposal will be available on the company's web site along with the Invitation to the annual general meeting, i.e. from the end of February.

EXECUTIVE MANAGEMENT

Håkan Hellström *Chief Executive Officer, Castellum AB.*
Born 1956, Graduate in Business Administration and Economics. Employed since 1994 as Chief Financial Officer and Deputy Chief Executive Officer. Has previously worked as Authorised Public Accountant. Other assignments: Member of the Board of European Public Real Estate Association (EPRA). Shareholdings: 90 000.

Henrik Saxborn *Deputy Chief Executive Officer, Castellum AB with responsibility for business development.*
Born 1964, Graduate Engineer. Previous experience from management and acquisitions of properties. Employed since 2006. Shareholdings: 4 000.

Tage Christoffersson *Managing Director, Eklandia Fastighets AB.*
Born 1952, upper secondary schooling and real estate/economy at KTH. Has been working in the real estate business since 1976. Employed since 1994 and Managing Director of Eklandia sedan 1995. Shareholdings: 40 800.

Ulrika Danielsson *Finance Director, Castellum AB.*
Born 1972, Graduate in Business Administration and Economics. Experience within the financial and controlling function. Employed since 1998 and Finance Director since 2006. Shareholdings: 1 000.

Anette Engström *Financial Director, Castellum AB.*
Born 1961, Graduate in Business Administration and Economics. More than 20 years experience from bank and finance. Employed since 2000 and Financial Director since 2006. Shareholdings: 21 300.

Claes Junefelt *Managing Director, Fastighets AB Corallen.*
Born 1960, Graduate Engineer. More than 15 years experience from building construction as team manager/district manager. Employed and Managing Director of Corallen since 2005. Shareholdings: 1 200.

Claes Larsson *Managing Director, Aspholmen Fastigheter AB.*
Born 1957, Graduate Engineer. More than 10 years experience from building construction as team manager/district manager. Employed and Managing Director of Aspholmen since 2002. Shareholdings: 12 200.

Anders Nilsson *Managing Director, Fastighets AB Brostaden.*
Born 1967, Graduate Engineer. More than 10 years experience from the real estate business. Employed since 1993 and Managing Director of Brostaden since 2006. Shareholdings: 250

Christer Sundberg *Managing Director, Harry Sjögren AB.*
Born 1955, Graduate Engineer. More than 25 years experience from banks and real estate companies. Employed and Managing Director of Harry Sjögren AB since 1993. Shareholdings: 36 800

Gunnar Östenson *Managing Director, Fastighets AB Briggen.*
Born 1956, Graduate in Business Administration and Economics. Previous experience from real estate management and the construction industry. Employed and Managing Director of Briggen since 2006. Shareholdings: 200.

The information above refers to the situation in the beginning February 2007. Shareholdings include own holdings and those of spouse, minors or children living at home and associated companies.


Håkan Hellström
Henrik Saxborn
Tage Christoffersson
Ulrika Danielsson
Anette Engström
Claes Junefelt
Claes Larsson
Anders Nilsson
Christer Sundberg
Gunnar Östenson

Financial Review

SUMMARY

Rental income amounted to SEKm 2,014 (1 907) with an economic occupancy rate of 87.1% (88.1%). The occupancy rate which is lower than in 2005, is compared with the turn of the half-year, adjusted for acquisitions and sales, approx. 0.5%-units higher.

During the year 737 new lease contracts were signed with a total annual value of SEKm 278 (208), while contracts terminated amounted to SEKm 167 (162). Hence, net leasing for the year was SEKm 120 (46).

Property costs amounted to SEKm 700 (637), corresponding to SEK 259 per sq.m. (247). The increase in costs per square metre was 5% and is chiefly explained by higher costs for heating.

Income from property management i.e. net income for the year excluding changes in value and tax, amounted to SEKm 883 (820), equivalent to SEK 5.38 (5.00) per share. The improvement is 8% and is chiefly an effect of investments made and lower interest rate costs.

During the year, changes in value on properties and derivatives amounted to, respectively, SEKm 1,145 (932) and SEKm 178 (–40). Changes in value on properties refer to both SEKm 83 in realized results from properties sold during the year and SEKm 1,062 in unrealized change in value, equivalent to an increase in value of approx. 5%. The prices on properties have continued to increase during 2006. This is to the largest part an effect of further reductions in the required market yields and to a lesser part due to improvements in net operating income from the properties. The assumption is that the market yield in Castellum's real estate portfolio has been reduced 0.4%-units since the year end. The change in value on the derivatives is mainly an effect of increasing market interest rates.

Castellum's net income for the year 2006 was SEKm 1,674 (1 294).

THE REAL ESTATE PORTFOLIO

As of 31 December, 2006 Castellum's real estate portfolio amounted to a fair value of SEKm 24,238 (21,270). During the year investments totalling SEKm 2,283 (1,357) were made, of which SEKm 1,292 (760) were acquisitions and SEKm 991 (597) investments in existing properties. Of the total investments, SEKm 913 related to Greater Gothenburg, SEKm 663 to Greater Stockholm, SEKm 390 to Mälardalen, SEKm 182 to the Öresund Region and SEKm 135 to Eastern Götaland.

FINANCING

As of 31 December, 2006, Castellum had long term binding credit agreements totalling SEKm 11,050 (10,956), long term bonds totalling SEKm 350 (0), short term binding credit agreements totalling SEKm 1,776 (422) and a commercial paper program of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,975 are fully covered by unutilized long term credit agreements. After deduction of liquid assets of SEKm 8 (5), net interest-bearing liabilities were SEKm 10,829 (9,391). The average duration of Castellum's long term credit agreements as of 31 December, 2006 was 5.8 years (6.1).

The average effective interest rate as of 31 December, 2006 was 4.0% (3.5%). The average fixed interest term on the same date was 2.3 years (2.7) while the share of loans with interest rate maturity during the next 12 months was 60% (57%).

MULTI YEAR SUMMARY

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Income Statement										
Rental income	2 014	1 907	1 856	1 758	1 684	1 571	1 435	1 256	1 200	1 131
Property costs	–700	–637	–628	–595	–560	–549	–518	–499	–518	–534
Net operating income	1 314	1 270	1 228	1 163	1 124	1 022	917	757	682	597
Central administrative expenses	–67	–68	–69	–67	–63	–67	–62	–56	–58	–53
Net financial items	–364	–382	–418	–428	–442	–414	–360	–271	–271	–234
Income from property management	**883**	**820**	**741**	**668**	**619**	**541**	**495**	**430**	**353**	**310**
Changes in value										
Properties	1 145	932	660	–43	251	686	668	109*	89*	64*
Derivatives	178	–40	–146	–13	–168	42	–114	–*	–*	–*
Depreciation, items affecting comparability etc	–	–	–	–	–	–	–12	–84*	–78*	–83*
Current tax	–10	–1	–5	–1	–2	–	–1	–	–1	–
Deferred tax	–522	–417	–334	–171	–44	–338	–276	–127*	–101*	–81*
Net income for the year	**1 674**	**1 294**	**916**	**440**	**656**	**931**	**760**	**328***	**262***	**210***
Balance Sheet										
Investment properties	24 238	21 270	19 449	18 015	17 348	16 551	14 759	13 337	8 695*	8 586*
Other assets	200	103	94	167	172	394	118	184	767	710
Cash and bank	8	5	7	33	20	20	11	96	100	116
Total assets	**24 446**	**21 378**	**19 550**	**18 215**	**17 540**	**16 965**	**14 888**	**13 617**	**9 562**	**9 412**
Shareholders' equity	10 184	8 940	8 035	7 467	7 334	6 946	6 240	6 604	4 263*	4 182*
Interest-bearing liabilities	10 837	9 396	8 834	8 598	8 264	8 254	7 245	5 670	4 765	4 795
Deferred tax liabilities	2 723	2 126	1 659	1 294	1 124	1 081	743	468	–*	–*
Derivatives	55	233	391	245	232	64	106	–	–*	–*
Non interest-bearing liabilities	647	683	631	611	586	620	554	875	534	435
Total shareholders' equity and liabilities	**24 446**	**21 378**	**19 550**	**18 215**	**17 540**	**16 965**	**14 888**	**13 617**	**9 562**	**9 412**
Financial key ratios										
Net operating income margin	65%	67%	66%	66%	67%	65%	64%	60%	57%	53%
Interest rate level, average	3,7%	4,3%	4,9%	5,4%	5,7%	5,8%	5,9%	5,8%	6,3%	6,2%
Interest coverage ratio	343%	315%	277%	256%	240%	231%	238%	259%	230%	232%
Return on equity	17.5%	15.2%	11.8%	5.9%	9.2%	14.1%	11.8%	7.6%*	6.2%*	5.1%*
Return on total capital	10.4%	10.4%	9.6%	5.9%	7.6%	10.3%	10.6%	7.1%*	6.7%*	5.7%*
Investments in properties, SEKm	2 283	1 357	1 268	1 108	1 050	1 741	1 352	1 993	712	867
Sales, SEKm	460	468	494	397	503	635	598	425	571	389
Equity/assets ratio	42%	42%	41%	41%	42%	41%	42%	48%	45%*	44%*
Borrowing ratio	45%	45%	45%	48%	48%	50%	49%	43%	55%*	56%*

Data per share *(since there are no potential common stock, there is no effect of dilution)*

	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Average number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*186 512*	*200 000*	*200 000*	*200 000*
Earnings after tax, SEK	10.21	7.89	5.59	2.68	4.00	5.68	4.07	1.64*	1.31*	1.05*
Income from property management, SEK	5.38	5.00	4.52	4.07	3.77	3.30	2.65	2.15	1.76	1.55
Outstanding number of shares, thousand	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*164 000*	*200 000*	*200 000*	*200 000*
Dividend, SEK (2006 proposed)	2,85	2,62	2,38	2,13	1,88	1,63	1,38	1,12	0,87	0,69
Dividend ratio	73%	73%	73%	72%	69%	68%	72%	73%	69%	62%
Properties fair value, SEK	148	130	119	110	106	101	90	67	43*	43*
Shareholders' equity, SEK	62	55	49	46	45	42	38	33	21*	21*

* In the multi year summary above retroactive adjustments have been made for new accounting principles (IFRS) apart from 1997-1998 where property valuations have not been previously disclosed.

Financial Reports 2006

Consolidated Income Statement

SEKm		2006	2005
Rental income	Note 3	2 014	1 907
Operating expenses	Note 4	– 393	– 353
Maintenance	Note 4	– 100	– 93
Ground rent	Note 4	– 18	– 16
Real estate tax	Note 4	– 74	– 69
Leasing and property administration	Note 4	– 115	– 106
Net operating income		**1 314**	**1 270**
Central administrative expenses	Note 5	– 67	– 68
Financial items			
Financial income	Note 6	3	3
Financial costs	Note 7	– 367	– 385
Income from property management		**883**	**820**
Changes in value	Note 8		
Properties, realized		83	71
Properties, unrealized		1 062	861
Derivatives, realized		–	14
Derivatives, unrealized		178	– 54
Income before tax		**2 206**	**1 712**
Current tax	Note 9	– 10	– 1
Deferred tax	Note 9	– 522	– 417
Net income for the year		**1 674**	**1 294**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company

Data per share (since there are no potential common stock, there is no effect of dilution)		
Average number of shares, thousand	164 000	164 000
Earnings after tax, SEK	10.21	7.89
Dividend, SEK (for 2006 proposed)	2.85	2.62

Consolidated Balance Sheet

SEKm		Dec 31 2006	Dec 31 2005
ASSETS			
Fixed assets			
Investment properties	Note 11	24 238	21 270
Tangible fixed assets	Note 12	13	14
Other long-term receivables		-	-
Total fixed assets		**24 251**	**21 284**
Current assets			
Rent receivables		11	9
Other receivables		144	57
Prepaid expenses and accrued income		32	23
Cash and bank		8	5
Total current assets		**195**	**94**
TOTAL ASSETS		**24 446**	**21 378**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Sharholders' equity attributable to the shareholders of the parent company	Note 14		
Share capital		86	86
Reserves		20	20
Retained earnings		10 078	8 834
Total Shareholders's equity		**10 184**	**8 940**
Liabilities	Note 15		
Long-term liabilities			
Long-term interest-bearing liabilities	Note 16	10 837	9 396
Deferred tax liability	Note 17	2 723	2 126
Total long-term liabilities		*13 560*	*11 522*
Short-term liabilities			
Derivatives		55	233
Accounts payable		160	141
Tax liabilities		11	17
Other liabilities		60	133
Accrued expenses and prepaid income	Note 18	416	392
Total short-term liabilities		*702*	*916*
Total liabilities		**14 262**	**12 438**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**24 446**	**21 378**
Pledged assets	Note 19	10 487	9 130
Contingent liabilities		-	-

Income Statement for the Parent Company

SEKm		2006	2005
Income	Note 3	10	9
Central administrative expenses	Note 5	- 50	- 49
Financial items			
Financial income	Note 6	961	917
Financial costs	Note 7	- 387	- 407
Income before changes in value and tax		**534**	**470**
Changes in value	Note 8		
Derivatives, realized		-	14
Derivatives, unrealized		178	- 54
Income before tax		**712**	**430**
Current tax	Note 9	-	-
Deferred tax	Note 9	- 41	14
Net income for the year		**671**	**444**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company

Data per share (since there are no potential common stock, there is no effect of dilution)		
Average number of shares, thousand	164 000	164 000
Earnings after tax, SEK	4.09	2.71
Dividend, SEK (for 2006 proposed)	2.85	2.62

Balance Sheet for the Parent Company

SEKm		Dec 31 2006	Dec 31 2005
ASSETS			
Fixed assets			
Tangible fixed assets	Note 12	1	1
Financial fixed assets			
Participations in group companies	Note 13	4 087	3 727
Deferred tax assets	Note 17	2	46
Long-term receivables, group companies		10 830	9 925
Total financial fixed assets		*14 919*	*13 698*
Total fixed assets		**14 920**	**13 699**
Current assets			
Short-term receivables, group companies		428	353
Prepaid expenses and accrued income		4	4
Cash and bank		0	0
Total current assets		**432**	**357**
TOTAL ASSETS		**15 352**	**14 056**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	Note 14		
Restricted equity			
Share capital		86	86
Restricted reserves		20	20
Non-restricted equity			
Retained earnings		3 496	3 476
Net income for the year		671	444
Total shareholders' equity		**4 273**	**4 026**
Liabilities	Note 15		
Long-term interest-bearing liabilities	Note 16	10 531	9 387
Long-term interest-bearing liabilities, group companies		398	313
Derivatives		55	233
Accounts payable		1	2
Tax liabilities		1	1
Accrued expenses and prepaid income	Note 18	93	94
Total liabilities		**11 079**	**10 030**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**15 352**	**14 056**
Pledged assets	Note 19	9 617	8 992
Contingent liabilities	Note 20	300	-

Change in Equity

Group, SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
	Attributable to the shareholders of the parent company				
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**7 929**	**8 035**
Dividend, March 2005	–	–	–	– 389	– 389
Net income for the year	–	–	–	1 294	1 294
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**
Dividend, March 2006	–	–	–	– 430	– 430
Share split 4:1, April 2006	*123 000*	–	–	–	–
Net income for the year	–	–	–	1 674	1 674
Sharholders' equity 31-12-2006	*164 000*	**86**	**20**	**10 078**	**10 184**

Parent Company, SEKm	*Number of outstanding shares, thousand*	Share capital	Restricted reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**3 663**	**3 769**
Dividend, March 2005	–	–	–	– 389	– 389
Received group contribution after tax	–	–	–	202	202
Net income for the year	–	–	–	444	444
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**3 920**	**4 026**
Dividend, March 2006	–	–	–	– 430	– 430
Share split 4:1, April 2006	*123 000*	–	–	–	–
Received group contribution after tax	–	–	–	6	6
Net income for the year	–	–	–	671	671
Sharholders' equity 31-12-2006	*164 000*	**86**	**20**	**4 167**	**4 273**

Cash Flow Statement

SEKm	Group 2006	Group 2005	Parent Company 2006	Parent Company 2005
Operating activities				
Net operating income	1 314	1 270	10	9
Central administrative expenses	- 67	- 68	- 50	- 49
Depreciations reversed	5	5	0	0
Net financial items paid	- 365	- 446	10	- 35
Tax paid on income from property management	–	- 1	–	–
Cash flow from operating activities before change in working capital	**887**	**760**	**- 30**	**- 75**
Cash flow from change in working capital				
Change in current receivables	- 88	- 32	0	- 1
Change in current liabilities	29	42	- 1	- 17
Cash flow from operating activities	**828**	**770**	**- 31**	**- 93**
Investment activities				
Investments in existing properties	- 991	- 597	–	–
Property acquisitions	- 1 213	- 710	–	–
Change in liabilities at acquisitions of properties	- 74	74	–	–
Property sales	457	468	–	–
Change in receivables at sales of properties	- 10	30	–	–
Investments in subsidiaries	–	–	137	409
Other net investments	- 5	- 12	0	0
Cash flow from investment activities	**- 1 836**	**- 747**	**137**	**409**
Financing activities				
Change in long-term liabilities	1 441	562	1 229	497
Change in long-term receivables	–	–	- 905	- 226
Closing derivatives	–	- 198	–	- 198
Dividend paid	- 430	- 389	- 430	- 389
Cash flow from financing activities	**1 011**	**- 25**	**- 106**	**- 316**
Cash flow for the year	**3**	**- 2**	**0**	**0**
Cash and bank, opening balance	5	7	0	0
Cash and bank, closing balance	**8**	**5**	**0**	**0**

Accounting Principles and Notes

(All figures in SEKm unless stated otherwise.)

Note 1 Accounting Principles

General information

The consolidated financial reports of Castellum AB (The Parent Company) for the financial year ending December 31, 2006 has been approved by the Board of Directors and the Chief Executive Officer for publication on February 6, 2007 and will be proposed to the Annual General Meeting 2007 for adoption. The parent company is a Swedish limited liability company (publ), with registered office in Gothenburg, Sweden. The operations of the Group are described in the Directors' report.

Grounds for the accounting

Castellum's accounts have, beginning financial year 2005, been prepared in accordance with the by the EU adopted IFRS standards and the interpretations of them (IFRIC). Further, the consolidated accounts have been prepared according to Swedish law by application of the Swedish Financial Accounting Standards Council's recommendation RR 30:05 (Complementary accounting principles for consolidated accounts). The annual report of the parent company has been prepared according to Swedish law and by application of the Swedish Financial Accounting Standards Council's recommendation RR 32:05 (Accounting for legal entities).

The accounts have been prepared based on acquisition value except for investment properties and derivatives which have been recorded at fair value.

All figures in million Swedish crowns (SEKm) unless stated otherwise and cover the period January 1 - December 31, 2006 for income statement items and December 31, 2006 for balance sheet items.

Critical assessements

In order for the accounts to be completed in accordance with the IFRS and generally accepted accounting principles assessments and assumptions must be made that affect the recorded assets, liabilities, income and costs as well as other information in the accounts. These assessments are based upon historical experiences and other factors which are considered fair under the current conditions. Real outcome may be different from these assessments if other assumptions are made or other conditions exist.

In valuation of investment properties the assessments can have significant affect on the income and financial position of the Group. The valuation calls for estimation of the future cash flows and decision about the discounting factor (required yield). The assumptions and assessments made are presented in note 11.

The consolidated financial statements

The consolidated financial statements are based upon the accounts for all associated companies as of December 31 and have, as previously, been prepared in accordance with the acquisition accounting method, which means that assets and liabilities have been recorded at their market value, in accordance with a prepared acquisition analysis where 28% deferred tax was calculated. The consolidated balance sheet and income statement include all companies in which the parent company has either directly or indirectly controlling influence. In addition to the parent company, the Group comprises the subsidiaries and associated companies, in the notes below.

The consolidated income statement includes records of associated companies acquired or sold during the year only for the time of possession.

Intra-group sales, income, losses and dealings are eliminated in the consolidated accounts.

Income

Rental income, which from an accounting perspective is also called income from operating leases, is recorded as income in the period which they refer to. In cases where a lease during a certain period of time offers a reduced rent, corresponding to a higher rent at another point in time, this sub/surplus rent is spread out over the period of the lease. Pure discounts, such as reduction for successive moving in, are recorded in the income statement in the period when they are given.

Income from property sales is entered as of the contract date, unless contrary to special conditions in the purchasing agreement. On sale of property through a company, the transaction is gross accounted with regard to the underlying property price and calculated deduction for deferred tax.

Interest income and interest subsidies are recorded as income in the period which they refer to.

Depreciation

Depreciation according to plan of equipment is based on historical acquisition values after a possible deduction of subsequent write-downs. Depreciation of assets acquired during the year is calculated with reference to the date of acquisition.

Depreciation is linear, which means it remains constant during the period of use. The various groups of equipment are subjects to annual depreciation using the following percentages.

Equipment and installations	20%
Computers	33%

Write-downs

The book value of the Group's fixed assets (excluding investment properties which are valued at fair value) are regularly tested through analysis of individual assets. If such analysis indicates that the book value exceeds the assets recoverable amount, which is the highest of the net selling price and the value in use, write-downs are made down to the recoverable amount. The value in use is the present value of estimated future cash flow. The amount of the write down is recorded in the income statement for the period during which the decrease in value below book value was indicated.

In the case when a previous write-down no longer can be justified, it will be reversed with its net value, which is the original write-down with deduction for the depreciation that should have been made if the write-down never had occurred.

Shareholdings in subsidiaries are tested in the same way as above, where the book value of the shares is compared with the subsidiaries' group equity.

Financial costs

Financial costs are interest and other costs that occur when a company is borrowing money. Costs for taking out pledges for mortgages are not considered as financial costs and are capitalized. Financial costs are accounted for in the period which they refer to.

Financial costs also consist of cost of entered interest rate forward agreements. Payments under these agreements are accounted for in the period which they refer to. Net financial items have not been affected by market valuation of the entered interest rate swap agreements, instead changes in the market value of interest rate derivatives are recorded as changes in value under a separate headline.

The part of the interest costs originating from interest during the construction period for major new construction, extensions or refurbishment is capitalized and reduces the financial costs. The interest is calculated on the basis of the average rental level for the Group.

Employee benefits

Employee benefits such as salaries and social costs, paid vacation and paid sick leave are accounted for as the employees perform services in exchange for the remuneration. Benefits according to incentive plans are accounted for as the employees perform services during the period of the incentive plan.

Pensions and other post-employment benefits are classified as defined contribution or defined benefit plans. The majority of the Castellum Group's pension commitments are defined contribution plans, which are fulfilled through regular payments to independent authorities or bodies which administer the plans.

Income taxes

The income tax in the income statement is divided into current and deferred tax. The income tax is recorded in the income statement except when related to transactions, such as group contributions, which have been recorded directly in equity when possible tax effects also have been recorded directly in equity.

The balance sheet method is applied when accounting for income taxes. According to this method deferred tax liabilities and assets are accounted for with respect to every difference between an asset's or liability's book value and its tax basis value, referred to as temporary differences. This means that there is a tax liability or a tax asset that falls due for payment on the date on which the asset or liability is realized. Castellum has two entries in which temporary differences may be found – properties and tax loss carry forwards. Deferred tax assets related to tax loss carry forwards are recorded since it is probable that future taxable income will be available, which may be utilized against the tax loss carry forwards. On a change of the two entries above the deferred tax liability / tax asset is also changed, which is accounted for in the income statement as a deferred tax cost. Besides the deferred tax current tax, which is equivalent to the tax the company must pay on the taxable income for the year, is also recorded in the income statement, adjusted for possible current tax for previous periods. Current and deferred taxes are calculated based on the current tax rate.

Deferred tax assets will only be recorded when they can be reasonably considered to have been assessed by the tax authority.

Leases

Rental leases assigned to Castellum's investment properties are, from an accounting perspective seen as operational leases. How these leases are accounted for can be read about in the accounting principles for income and in note 3.

There are also a small number of leases of insignificant value, where Castellum is the lessee. These leases are also accounted for as operational leases and concerns mainly private cars.

Investment properties

An investment property is a property held for the purpose of generating rental income, capital appreciation or both rather than for the use in a company's operations for production or supply of goods or services or for administrative purposes and sales. All of Castellum's owned or by ground rent used properties, are considered to be investment properties.

Investment properties, which at the time of acquisition are recorded at acquisition cost, have been recorded at fair value with changes in value in the income statement. Fair value has been set by using an internal valuation model described in note 11. The just mentioned note also describes the assumptions made as basis for the valuation. The valuation model is based on a long-term value determined on an earnings basis by calculating the net present value of future cash flows with a differentiated required yield for each property depending on such factors as location, intended use, condition and standard. In order to provide further assurance of the valuation part of the portfolio has been valued externally.

In the case of major new constructions and refurbishments, interest costs during the construction period are capitalized. Subsequent expenditures are capitalized when they increase the valuation of the property, hence costs for repairs and maintenance are accounted for in the period they occur.

On acquisition or sale of properties or companies, the transaction is entered as of the date of the contract unless contradictory to special conditions in the purchasing contract.

Tangible fixed assets

Tangible fixed assets are made up of equipments and installations, which have been included at acquisition value with deduction of accumulated depreciation according to plan and any write-downs made.

Financial assets

Long-term securities are valued at acquisition value, unless a valuation indicates the need for a write-down.

Receivables have, after individual valuation, been recorded at the amount at which they are expected to be received. Short-term receivables are receivables that fall due to payment within 12 months from the balance sheet date.

Financial transactions such as cash received or paid on interests and loans are recorded on the settlement day of the bank holding the account, while other payments are recorded on the accounting date of the bank holding the account.

Cash and bank consist of the bank balance at the end of the accounting period.

There are no receivables in foreign currency.

Repurchased shares

Repurchased shares are accounted for as a deduction of non-restricted equity.

Dividend, Group contribution, shareholders' contribution

Dividends received and anticipated are accounted for as a financial income and dividend submitted is accounted for as a deduction of non-restricted equity, after the annual general meeting's decision.

Group contributions submitted and received and any tax effects following are accounted for directly in the balance sheet as a deduction or an increase of non-restricted equity. Group contribution received which is considered equal to dividend is accounted for as a financial income in the income statement.

Shareholders' contribution is accounted for as an increase of shares in subsidiaries by the donor and as an increase of non-restricted equity by the recipient.

Financial liabilities

The majority of Castellum's credit agreements are long term. In cases where short-term loans are drawn under long-term credit agreements, the loans are considered as long-term. The loans are recorded on the settlement date at acquisition value. Deferred unpaid interest is recorded in accrued expenses.

Short-term liabilities are liabilities which fall due for payment within 12 months from the balance sheet date. They are recorded at acquisition value.

There are no liabilities in foreign currency.

Derivatives

In order to manage the exposure to fluctuations in the market interest rate according to the financial policy, Castellum has entered into interest rate swap agreements. When using interest rate derivatives changes in value may occur in part due to changes in market interest rates, part due to the time factor (an originally 5-year fixed interest term with 2 years left to maturity is compared with a 2-year fixed interest term). Derivatives are recorded on the settlement day and valued at fair value. In order to set the fair value market interest rates for each fixed interest term as listed on the balance sheet date and generally accepted methods for calculations are used. Interest rate swaps are valued by calculating the net present value by discounting future cash flows, instruments containing some sort of option are valued at current repurchase price which is received from respective counterparty. Changes in value are recorded in the income statement. Payments made under these agreements are accounted for in the period which they refer to.

Definition of segments

The Group's operations are organized, managed and reported primarily by geographical region and secondary by type of property. Segments are consolidated according to the same principles as the Group.

Income and costs reported for each segment are actual costs. No distribution of joint costs has been made between the regions. The above is true also for assets and liabilities reported in the note segment reporting below.

Cash flow statement

The cash flow statement has been prepared according to the indirect method, whereby net profit or loss is adjusted for the effects of transactions of a non-cash flow nature during the period as well as income or costs associated with the cash flow from investment or financing activities.

Segment reporting

Note 2

Primary segment	Greater Gothenburg 2006	Greater Gothenburg 2005	Öresund Region 2006	Öresund Region 2005	Greater Stockholm 2006	Greater Stockholm 2005	Mälardalen 2006	Mälardalen 2005	Eastern Götaland 2006	Eastern Götaland 2005	The Castellum Group 2006	The Castellum Group 2005
Rental income, external	650	612	487	478	387	359	263	239	227	219	2 014	1 907
Property costs	– 197	–183	– 153	–145	– 153	–137	– 109	–96	– 88	–76	– 700	–637
Net operating income	453	429	334	333	234	222	154	143	139	143	1 314	1 270
Changes in value												
Properties, realized	32	34	47	38	1	1	2	1	1	– 3	83	71
Properties, unrealized	338	318	289	263	223	151	134	90	78	39	1 062	861
Net income	823	781	670	634	458	374	290	234	218	179	2 459	2 202
Unallocated items												
Central admin. exp.											– 67	– 68
Net financial items											– 364	– 382
Derivatives, changes in value											178	– 40
Current tax											– 10	– 1
Deferred tax											– 522	– 417
Net income for the year											1 674	1 294
Investment properties	8 103	6 956	6 199	5 979	4 770	3 891	2 883	2 365	2 283	2 079	24 238	21 270
Equipment	5	5	1	2	2	2	2	2	3	3	13	14
Current assets	95	21	37	14	26	32	19	9	6	9	183	85
Cash and bank	6	5	0	0	0	0	1	0	1	0	8	5
Unallocated items												
Financial fixed assets											0	0
Current assets											4	4
Total assets											24 446	21 378
Unallocated items												
Shareholders' equity											10 184	8 940
Long-term interest-bearing liab.											10 837	9 396
Deferred tax liability											2 723	2 126
Non-interest-bearing liab.											150	330
Non-interest-bearing liab.	201	176	101	165	110	114	81	67	59	64	552	586
Total shareholders' equity and liabilities											24 446	21 378
Investments	913	542	182	282	663	195	390	290	135	48	2 283	1 357
Sales	138	268	299	159	7	1	7	16	9	24	460	468
Cash flow from operating activities*	404	448	247	411	236	229	158	156	137	155	1 182	1 399
Unallocated cash flow											– 354	– 629

*) Cash flow from operating activities excluding central administrative expenses, net financial items and tax paid.

Secondary segment	Office/retail 2006	Office/retail 2005	Warehouse/industrial 2006	Warehouse/industrial 2005	Residential 2006	Residential 2005	Development projects 2006	Development projects 2005	Undeveloped land 2006	Undeveloped land 2005	Castellum 2006	Castellum 2005
Rental income, external	1 297	1 213	696	644	16	32	5	18	–	0	2 014	1 907
Investment properties	15 871	13 589	7 521	6 429	–	345	469	535	377	372	24 233	21 270
Investments	1 291	456	724	762	–	4	252	104	16	31	2 283	1 357
Sales	38	18	21	78	401	368	–	0	–	4	460	468

Note 3 Rental income

Rental value

Group rental income was SEKm 2,014 (1,907). The improvement in rental income is chiefly an effect of a larger real estate portfolio. Rental income consists of the rental value with deduction for the value of vacant premises during the year.

Rental value refers to the rental income received and the estimated market rent of unlet premises. The rental value also includes supplementary charges for the tenant, such as heating, real estate tax and an index supplement.

Rental value SEK/sq.m. for the different regions and type of properties are shown in the table below. Rental levels have increased by 2% compared with previous year.

Rental value	Office/retail		Warehouse/ industrial		Residential		Total	
SEK/sq.m.	2006	2005	2006	2005	2006	2005	2006	2005
Greater Gothenburg	1 134	1 111	633	629	–	985	834	839
Öresund Region	1 222	1 192	614	617	–	1 058	932	915
Greater Stockholm	1 219	1 191	767	754	–	–	1 038	999
Mälardalen	895	882	598	596	–	–	778	766
Eastern Götaland	868	871	457	451	–	–	688	675
Total	**1 091**	**1 071**	**624**	**618**	–	**1 033**	**864**	**851**

Renegotiation

Commercial leases, for which rents are paid quarterly in advance, are signed for a certain period of time, which means that a change in the market rents do not have an immediate effect on rental income. Rental levels can only be changed when the lease in question is due for renegotiation. Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts now expiring are extended with unchanged conditions.

Commercial leases include a so-called index clause, which provides for an upward adjustment of the rent, corresponding to a certain percentage of inflation during the previous year or a minimum upward adjustment.

The lease expiry structure for Castellum's portfolio is shown in the table below, where lease value refers to annual value. An explanation of the relatively small portion during 2007 is that certain leases were already renegotiated during 2006 due to the periods of notice. The most common term of a new lease is currently 3-5 years with a nine months notice. The average remaining lease duration in the portfolio is 3.0 years (3.0).

Lease expiry structure	No. of leases	Lease value, SEKm	Percentage of value
Commercial, term			
2007	1 051	260	13%
2008	1 126	461	23%
2009	938	464	23%
2010	511	349	17%
2011	146	191	10%
2012+	128	283	14%
Total commercial	**3 900**	**2 008**	**100%**
Residential	349	24	
Parking spaces and other	2 034	42	
Total	**6 283**	**2 074**	

Economic occupancy rate

Castellum's economic occupancy rate during 2006 was 87.1% (88.1%). The economic occupancy rate for warehouse and industrial properties amounted to 87.6% (87.5%) and for office and retail properties 86.0% (88.2%). The occupancy rate is somewhat lower than in 2005, but compared with the turn of the half-year it is, adjusted for acquisitions and sales, approx. 0.5%-units higher. The total annual rental value for vacant premises during the year amounts to approx. SEKm 317.

New leases during the year amounted to an annual value of SEKm 287 (208), while contracts terminated and bankruptcies amounted to SEKm 167 (162). Hence, net leasing for the year was SEKm 120 (46).

Economic occupancy rate	Office/retail		Warehouse/ industrial		Residential		Total	
	2006	2005	2006	2005	2006	2005	2006	2005
Greater Gothenburg	90.6%	89.4%	88.0%	92.2%	-	99.8%	89.4%	90.7%
Öresund Region	89.3%	89.4%	81.4%	84.3%	-	99.4%	86.8%	88.1%
Greater Stockholm	79.0%	82.5%	87.0%	84.2%	-	-	81.3%	83.1%
Mälardalen	89.4%	87.9%	85.9%	86.7%	-	-	88.4%	87.5%
Eastern Götaland	92.4%	92.9%	86.0%	83.8%	-	-	90.6%	90.0%
Total	**87.6%**	**88.2%**	**86.0%**	**87.5%**	-	**99.5%**	**87.1%**	**88.1%**

Risk exposure

Castellum's lease portfolio has good risk exposure. The Group has 3,900 commercial leases and 350 residential contracts and their spread in terms of size can be seen in the table below. The single largest agreement as well as the single largest tenant accounts for only approx. 1% of the Group's total rental income. The spread of commercial agreements across various sectors is also good, as shown in the following table.

Lease size, SEKm	No. of leases	Percentage	Lease value, SEKm	Percentage
Commercial				
< 0.25	2 283	36%	205	10%
0.25-0.5	689	11%	243	12%
0.5-1.0	472	7%	335	16%
1.0-3.0	354	6%	581	28%
> 3.0	102	2%	644	31%
Total commercial	**3 900**	**62%**	**2 008**	**97%**
Residential	349	6%	24	1%
Parking spaces and other	2 034	32%	42	2%
Total	**6 283**	**100%**	**2 074**	**100%**

Commercial leases distributed on sectors (GICS-code)	No. of leases	Lease value, SEKm,	Percentage
Energy (10)	26	11	1%
Materials (15)	75	77	4%
Capital goods (2010)	508	310	15%
Commercial Services & Supplies (2020)	989	259	13%
Transportation (2030)	125	80	4%
Retailing (2550)	624	340	17%
Other Consumer Durables and Services (2510-2540)	465	245	12%
Consumer Staples (30)	98	95	5%
Health Care (35)	181	111	5%
Finance and Real Estate (40)	115	72	4%
Software and Services (4510)	231	123	6%
Technology Hardware and Equipment (4520)	138	101	5%
Telecommunication Services (50)	95	21	1%
Utilities (55)	10	4	0%
Public Sector etc.	220	159	8%
Total	**3 900**	**2 008**	**100%**

The table below shows the spread of future rental income for existing lease agreements.

Future rental income for existing lease agreements	Group 2006	Group 2005	Parent Company 2006	Parent Company 2005
Contracted rental income year 1				
Commercial leases	2 019	1 818	-	-
Residential	8	18	-	-
Contracted rental income between 2 and 5 years	3 883	3 377	-	-
Contracted rental income after more than 5 years	346	526	-	-
Total	**6 256**	**5 739**	-	-

Note 4 Property costs

Property costs in 2006 was SEKm 700 (637), equivalent to SEK 259/sq.m. (247). This amount includes both direct property costs such as costs of operation, maintenance, ground rent and real estate tax, and indirect costs such as leasing and property management.

Operating expenses

Operating expenses include electricity, heating, water, facilities management, cleaning, insurance, rent losses and property-specific marketing costs. Most of the operating expenses are passed on to the tenants as supplements to the rent. For warehouse and industrial properties, however, tenants are in most cases directly responsible for most of the operating costs. Operating expenses in 2006 were SEKm 393 (353), equivalent to SEK 145/sq.m. (136). The increase in costs is chiefly explained by higher costs for heating. Operating expenses, which are considered to be at a normal level for the business, are dependent on the weather, which means that they vary between both different years and seasons of the year.

Maintenance

Maintenance costs consist of both periodic and ongoing measures to maintain the property's standard and technical systems. For 2006 costs for maintenance were SEKm 100 (93), equivalent to SEK 37/sq.m. (36).

Ground Rent

Ground rent, including lease rent, for the year 2006 was SEKm 18 (16), and mainly related to Greater Stockholm. Ground rent is the charge paid annually to the local authority by the owner of a building on land owned by a local authority. The ground rent contracts are spread over a period of time and are in most cases renegotiated at intervals of 10 to 20 years. At the end of year 2006 Castellum had approximately 50 properties with ground rent. Existing ground rent contracts expire with a relatively even spread over the next 15-year period.

Real estate tax

Group real estate tax was SEKm 74 (69), equivalent to SEK 28/sq.m. (28). Real estate tax is a state tax based on the property's tax assessment value. The greater part of the real estate tax is passed on to the tenant. The tax rate for 2006 was 1% of the tax assessment value for office/retail properties and 0.5% for warehouse/ industrial and residential properties.

Leasing and property management

The Group's leasing and property management costs for 2006 were SEKm 115 (106), equivalent to SEK 42/ sq.m. (41). Leasing and property management refers to the indirect costs of ongoing property management, comprising the costs of leasing operations, rent negotiation, leases, rent debiting, rent demands and accounting as well as project administration costs and depreciation on equipment and installations in subsidiaries. Of the costs SEKm 63 (60) refers to employee benefits and SEKm 4 (5) depreciation on equipment and installations.

Summary

Property costs per square metre, distributed by property type and cost category are shown below.

Property costs	Office/retail		Warehouse/ industrial		Residential		Total	
SEK/sq.m.	2006	2005	2006	2005	2006	2005	2006	2005
Operating expenses	187	174	101	96	–	229	145	136
Maintenance	48	47	26	24	–	52	37	36
Ground rent	9	8	5	5	–	–	7	6
Real estate tax	44	44	9	10	–	30	28	28
Direct property costs	**288**	**273**	**141**	**135**	**–**	**311**	**217**	**206**
Leasing and property management (indirect)							42	41
Total	**288**	**273**	**141**	**135**	**–**	**311**	**259**	**247**

Note 5 Central administrative expenses

Central administrative expenses totalled SEKm 67 (68). These include the costs of portfolio management, company administration and the costs of maintaining the Stock Exchange listing. This involves all of the costs of Castellum AB, comprising group management, treasury department, IT, personnel, investor relations, annual report, audit, and depreciation on equipment and installations etc. At the subsidiary level, the figures include, costs for the MD and financial manager as well as costs of preparing the annual report, audit etc. Of the costs, excl. the incentive plan described below, SEKm 33 (32) refers to employee benefits and SEKm 1 (0) is depreciation on equipment and installations.

Central administrative expenses also include costs relating to a profit and share-related incentive plan for senior management and other senior executives, to the order of SEKm 9 (12).

Financial income

Note 6

	Group		Parent Company	
	2006	2005	2006	2005
Interest subsidies	1	1	–	–
Anticipated dividend, subsidiaries	–	–	428	353
Group contribution, subsidiaries	–	–	135	128
Interest income, subsidiaries	–	–	398	436
Interest income	2	2	0	0
Other financial income	–	–	0	0
Total	**3**	**3**	**961**	**917**

Financial costs

Note 7

	Group		Parent Company	
	2006	2005	2006	2005
Interest costs, subsidiaries	–	–	14	21
Interest costs	367	385	373	386
Other financial costs	0	0	0	–
Total	**367**	**385**	**387**	**407**

Net financial items were SEKm -364 (-382). During the year, SEKm 11 (3) in interest costs were capitalized in connection with investments in the real estate portfolio. The average rental level during the year was 3.7% (4.3%), which is also the rental level used when capitalizing interest costs. For further information about the financial risk management and policy, see note 16, Long-term interest-bearing liabilities.

Changes in value

Note 8

Investment properties

During the year 12 properties (25) were sold for a total of SEKm 460 (468), which gave SEKm 83 (71) in realized results. The majority of the sales are residential properties being sold to tenant owners' associations.

Based on annual business plans an internal valuation of all properties using a 10 year cash flow-based model with an individual assessment for each property of both its future earnings capacity and the required yield is carried out at the year-end. In note 11 the model used and the assumptions made in the internal valuation are described.

During 2006, the prices on real estate have continued to increase. In order to reflect the increase in prices seen on the real estate market, assumptions of reduced market yields by 0.4%-units since the year end have been made in the internal valuation. The valuation shows a fair value of SEKm 24,238, giving an unrealized change in value of SEKm 1 062, equivalent to approx. 5%. The increase in value for Castellum was relatively similar considering both geography as well as category.

Derivatives

Castellum uses financial instruments such as interest rate swaps in order to achieve the desired interest rate maturity structure. As the agreed interest rate deviates from the market interest rate from time to time there is a theoretical surplus or sub value on the financial instruments, which is reported in the income statement.

The sub value has during the year been reduced by SEKm 178 (-40), mainly as an effect of increased market interest rates and amounted to SEKm 55 (233) at the end of the period.

Tax costs

Note 9

Income tax in Sweden for limited liability companies is 28%. In the income statement, the income tax is recorded in two entries, current tax and deferred tax. Current tax is based on the taxable income for the year, which is lower than the recorded net income for the year. This is mainly an effect of the possibility to:

- use tax depreciation on buildings of 2-5%, which is not made in the accounts,
- make tax deductions for certain investments in properties, which are capitalized in the accounts,
- utilize existing tax loss carry forwards.

The deferred tax is a provision for the tax which will be paid in the future when the properties are sold, and the depreciation for tax purposes and the capitalized investments deducted for tax purposes are reversed.

As shown in the table below, there is in principle no taxable income for 2006, since Castellum uses the above mentioned depreciation for tax purposes, makes tax deductions on some investments and utilizes existing tax loss carry forwards

Tax calculation for the Group 31-12-2006	Basis current tax	Basis deferred tax
Income before tax	883	–
Deductions for tax purposes		
depreciation	– 434	434
investments	– 274	274
Other tax allowances	– 2	4
Taxable income from property management	173	712
Taxable gain on properties sold	46	–148
Non taxable changes in value on properties	–	1 062
Taxable changes in value on derivatives	178	–
Taxable income from operations	397	1 626
Tax loss carry forwards, opening balance	– 581	581
Deductions for tax purposes		
write-downs on shares, previous assessments	– 114	–
other	– 2	– 6
Tax loss carry forwards, closing balance	337	– 337
Taxable income	**37**	**1 864**
Of which 28% current / deferred tax	– 10	– 522

The total tax may be different from 28% in those cases where there are recorded income / costs which are not taxable / tax deductible or as an effect of other tax adjustments. The total tax cost shown in Castellum's income statement is less than 28%. This depends on that some properties have been sold as non taxable sales of companies and on tax deductible write-downs on shares in subsidiaries. As shown in the table above the remaining tax loss carry forward are calculated to SEKm 337.

For the parent company deferred tax of SEKm 3 (79) has been recorded directly in equity since the underlying transaction has been recorded in that way.

	Group		Parent Company	
Tax cost	2006	2005	2006	2005
Income before tax	2 206	1 712	712	430
Tax according to the current tax rate, 28%	– 618	– 479	– 199	– 120
Tax effects due to:				
non-taxable group contributions etc.	–	–	38	36
non-taxable dividend	–	–	120	98
write-downs on shares in subsidiaries	32	60	–	–
sales of companies	54	–	–	–
other tax adjustments	–	1	–	–
Disclosed tax cost	**– 532**	**– 418**	**– 41**	**14**

Note 10 Personnel, Board of Directors and Auditors

Senior Executives

Remuneration and benefits to the Chief Executive Officer, Deputy Chief Executive Officer and other senior executives is decided by the remuneration committee consisting of all members of the Board of Directors. The remuneration comprises a fixed salary and a bonus according to an incentive plan described below. The bonus can, during the three-year period, amount to a maximum of three years salary.

Senior executives, ten persons in total, have an incentive plan that comprises two parts:

- One profit-based part mainly based on the profit trend and, if the targets are reached, this is paid as salary on an annual basis after the financial statements have been adopted. The profit-based part, which will continue up to an including 2006, can total at maximum of a half-year salary per annum, for Castellum equivalent to a cost of SEKm 8, including social costs.
- One share price-based part based on the total return on the Castellum share during a three-year period, both in nominal figures and compared with the real estate index. Any bonus due is paid as salary after the measurement period of June 2005 – May 2008. The share price-based part can during the three-year period total a maximum of one and a half years salary, for Castellum equivalent to a cost of SEKm 23 including social costs.

Executives in receipt of a bonus undertake to acquire Castellum shares for at least half of the amount of the bonus due after tax. The bonus paid does not affect pension contributions.

During the year the Chief Executive Officer received a fixed salary of SEK 2,516,000 (2,748,000), including benefits of SEK 8,000 (133,000). In addition to this, SEK 1,512,000 (2,051,000) has been recorded as bonus for 2006, of which SEK 990,000 (1,123,000) refers to the profit-based part and SEK 522,000 (928,000) refers to the share price-based part. The Chief Executive Officer has a defined contribution pension with no other obligations for the company than to pay an annual premium, which during the year amounted to 27% (17%) of the fixed salary. This implies that the CEO, after completed employment, has the right to decide on his own, the time-frame during which the defined payments and subsequent return will be received as pension. The retirement age is 65 years. If notice of dismissal is given by the company the Chief Executive Officer is entitled to two years' salary, with deduction of salary or remuneration received from other employment or activity.

The other senior executives, nine persons in total, have during the year received fixed salaries including car benefits of SEK 10,423,000 (9,177,000). In addition to this, SEK 5,712,000 (7,216,000) has been recorded as bonus for 2006, of which SEK 3,698,000 (4,055,000) refers to the profits-based part and SEK 2,014,000 (3,161,000) refers to the share price-based part. These persons have a defined contribution pension with no other obligations for the company than to pay an annual premium, which depending on age and salary is in the range of 16%-45% (22%-42%) of the fixed salary. This implies that these persons, after completed employment, have the right to decide on their own, the time-frame during which the defined payments and subsequent return will be received as pension. The retirement age is 65 years, with the right to work until the age of 67. If notice of dismissal is given by the company, these persons are entitled to no more than two years' salary, with deduction of salary or remuneration received from other employment or activity.

Board of Directors

Remuneration of SEK 1,600,000 (1,050,000) was paid to the Board of Directors according to the AGM's decision. Of which the chairman received SEK 400,000 (300,000) and the other 6 (5) Directors each received SEK 200,000 (150,000). No other compensation beside the remuneration has been paid.

Auditors

Remuneration to auditors during the year was SEK 3,492,000 (3,610,000), of which SEK 1,942,000 (2,074,000) related to auditing assignments and the remainder to consulting. The corresponding amounts for the parent company were SEK 787,000 (1,171,000) and SEK 562,000 (867,000) respectively. Of the Group's total remuneration of SEK 3,492,000 (3,610,000), SEK 3,346,000 (3,034,000) refers to KPMG and the remainder to Ernst & Young.

Personnel

	Group		Parent Company	
	2006	2005	2006	2005
Number of employees				
Average number of employees (all in Sweden)	201	185	12	11
of which women	*73*	*67*	*5*	*4*
Salaries and remuneration				
Board of Directors, CEO, Deputy CEO, other senior executives	21	21	11	11
of which commission and bonus	*7*	*9*	*4*	*4*
Other employees	67	65	7	9
Total	**88**	**86**	**18**	**20**
Social costs				
Board of Directors, CEO, Deputy CEO, other senior executives	11	11	5	5
of which pension costs	*4*	*3*	*1*	*1*
Other employees	32	31	3	3
of which pensions costs	*8*	*8*	*1*	*1*
Total	**43**	**42**	**8**	**8**

During 2006 the parent company had 7 (7) board members, of which 2 (2) are women, while the total number of board members in the Group's subsidiaries were 21 (20), of which 3 (2) are women. The senior executives of the Group and the parent company were 10 (9), of which 2 (1) are women. The total number of senior executives in the subsidiaries' managerial bodies and the senior executives of the Group were 40 (36), of which 9 (6) are women.

Absence due to illness for the year was 2% (4%), of which 0%-units (2) are long-term sick leave. The absence due to illness for men and women were 1% (3%) and 2% (6%) respectively. The absence due to illness were 1% (1%) for the age group 29 years and younger, 2% (5%) for the age group 30-49 years and 1% (4%) for the age group 50 years or older. Absence due to illness for the parent company was 1% (0%).

About 25 employees within the Castellum Group have defined ITP-plans with regular payments to Alecta. These plans are recorded as defined contribution plan since Alecta does not provide the information needed, why there is lack of information in order to report the plan as a defined benefit plan. There are, however, no indications of any significant liabilities besides what have already been paid to Alecta.

Insurance premiums paid to Alecta during the year amounted to SEKm 1 (1). The surplus in Alecta may be distributed to the insurance holder and/or the insured. Alecta's surplus in the collective consolidation level as of December had not been made official at the time of signing of this annual report and can therefore not be reported. Alecta's latest official consolidation level was as of September 2006 141.1% (December 2005: 128.5%). The collective consolidation level is made up of the market value of Alecta's assets as a percentage of the insurance obligations calculated according to Alecta's assumptions for calculating the insurance, which do not comply with IAS 19.

Note 11 Investment properties

	Group		Parent Company	
	2006	2005	2006	2005
Schedule of the changes during the year				
Opening balance	21 270	19 449	–	–
Investments in existing properties	991	597	–	–
of which capitalized interest costs	*11*	*3*	–	–
Acquisitions	1 292	760	–	–
Sales	– 377	– 397		
Changes in value	1 062	861	–	–
Closing balance	**24 238**	**21 270**	–	–
Schedule of tax assessment value				
Buildings	8 042	7 545	–	–
Land	2 525	2 403	–	–
Total tax assessment value	**10 567**	**9 948**	–	–
Rental income from investment properties	2 014	1 907	–	–
Property costs for investment properties	700	637	–	–

Significant obligations

Castellum has no significant obligations to acquire, sell, maintain or improve any investment property. However, Castellum is obligated to complete ongoing investments of about SEKm 620, of which the largest may be seen in the table below.

Ongoing investments	Investment, SEKm	Remaining investment, SEKm	To be completed
Forskaren 2, Lund	0	180	Middle of 2008
Nordstaden 2:16, Gothenburg	105	65	Quarter 4, 2007
Lindholmen 28:2, Gothenburg	120	6	Quarter 2, 2007
Gustav Adolf 13, Malmö	1	74	Autumn 2008
Dragarbrunn 16:2, Uppsala	80	24	Quarter 3, 2007

Valuation model

According to accepted theory, the value of an asset consists of the net present value of the future cash flows that the asset is expected to generate. This section aims to describe and illustrate Castellum's cash flow-based model for calculation of the value of the real estate portfolio. The value of the real estate portfolio is calculated in this model as the total present value of net operating income minus remaining investments on ongoing projects, during the next nine years and the present value of the estimated residual value in year ten. The residual value in year ten consists of the total present value of net operating income during the remaining economic life span. The estimated market value of undeveloped land is added to this.

The required yield and the assumption regarding future real growth are of crucial importance for the calculated value of the real estate portfolio, as they are the most important value-driving factors in the valuation model. The required yield is the weighted cost of borrowed capital and equity. The cost of borrowed capital is based on the market interest rate for loans. The cost of equity is based on a "risk-free interest rate" equivalent to the long-term government bond rate with the addition of a "risk premium". The risk premium is unique to each investment and depends on the investor's perception of future risk and potential.

To illustrate the model, the following example is provided. It should be noted that assumptions regarding cash flow growth and other assumptions included in the model are only intended to illustrate the model. The example should thus not be regarded as a forecast of the company's expected earnings.

Assumptions in the example:

- *The economic occupancy rate is assumed to increase in order to reach a long-term level of 95% in the year 2011.*
- *Net operating income for 2006 is based on the result for the investment properties, with an assumed cost of SEK 30/sq.m. for pure property administration.*
- *Growth in rental value and property costs has been assumed to 1% per annum during the calculation period.*
- *The average economic life of the real estate portfolio has been assumed to be 50 years.*
- *Projects and land have been assumed to be SEKm 846.*
- *The required yield is calculated according to the following assumptions:*

	Required yield	Percentage of capital	Weighted required yield
Equity	7.0% - 20.5%	30%	2.1% - 6.1%
Borrowed capital	5.5%	70%	3.9%
Weighted required yield		**100%**	**6.0% - 10.0%**

Example - calculation of the value of the real estate portfolio

SEKm	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Rental value	**2 387**	2 411	2 435	2 459	2 484	2 509	2 534	2 559	2 585	2 611	2 637
Rental income	**2 078**	2 146	2 216	2 272	2 335	2 383	2 407	2 431	2 456	2 480	2 505
Economic occupancy rate	**87,1%**	*89%*	*91%*	*92%*	*94%*	*95%*	*95%*	*95%*	*95%*	*95%*	*95%*
Property costs	**-682**	-689	-696	-703	-710	-717	-724	-731	-739	-746	-753
Net operating income=cash flow	**1 396**	**1 457**	**1 520**	**1 569**	**1 625**	**1 666**	**1 683**	**1 700**	**1 717**	**1 734**	**1 752**

Discounted cash flow, years 1-9	**10 511**
Discounted cash flow, year 10	**12 769**
Assumed value, projects and land	**846**
Total property value	**24 126**

Discounted cash flow

Discounted residual value

25 314

Internal valuation

Castellum records the investment properties at fair value and has made an internal valuation of all properties as of December 31, 2006. The valuation was carried out in a uniform manner, and was based on a ten-year cash flow model, which was described in principle above. The internal valuation was based on an individual assessment for each property of both its future earnings capacity and its required yield. In assessing a property's future earnings capacity we took into account an assumed level of inflation of 1.5% and potential changes in rental levels from each contract's rent and expiry date compared with the estimated current market rent, as well as changes in occupancy rate and property costs. Included in property costs are operating expenses, maintenance, ground rent, real estate tax, and leasing and property management. Possible premiums paid on portfolios have not been taken into account.

Assumptions on the required yield

The required yield on equity is different for each property, and is based on assumptions regarding real interest rate, inflation and risk premium. The risk premium is different for each property and can be divided into two parts - general risk and individual risk. The general risk adjusts for the fact that a real estate investment is not as liquid as a bond, and that the asset is affected by the general economic situation. The general risk has assumed to be 3.0%. The individual risk is specific to each property, and comprises a weighted assessment of; the property's category, the town/city in which the property is located, the property's location within the town/city with reference to the property's category, if the property has the right design, is appropriate and makes efficient use of space, the property's technical standard with regard to such criteria as the choice of material, the quality of public installations, furnishing and equipment on the premises and apartments and the nature of the lease agreement, with regard to such issues as the length, size and number of agreements.

In order to calculate the required yield on total capital, an assumption has been made about the cost of borrowed capital of 5.5%. The required yield of borrowed capital comprises the real interest rate and inflation. The equity/assets ratio is assumed to be 20%-45%, depending on the property category.

The required yield on total capital is calculated by weighting the required yield on equity and the cost of borrowing on the basis of the equity/assets ratio. The required yield on total capital is used to discount the expected 10-year future cash flow, while the residual value is discounted by calculating the return on total capital minus growth which is set equal to the inflation.

The assumptions that form the basis for Castellum's valuation are shown in the table below.

Assumptions per property category 31-12-2006	Office/retail	Warehouse/ industrial
Real interest rate	3.0%	3.0%
Inflation	1.5%	1.5%
Risk	5.0% -12.3%	6.7% - 13.8%
Return on equity	9.5% - 16.8%	11.2% - 18.3%
Interest rate	5.5%	5.5%
Equity/assets ratio	35%	45%
Return on total capital	6.9% - 9.5%	8.1% - 11.2%
Required yield minus growth equal to inflation	5.4% - 8.0%	6.6% - 9.7%

Compared to previous year the required yield has been reduced by approx. 0.4 percentage units in order to reflect the increase in prices seen on the real estate market.

Development projects and building permissions

Projects in progress have been valued using the same principle, but with deductions for remaining investment. Sites with building permission and land have been valued on the basis of an estimated market value per square metre.

The value of the real estate portfolio and calculated net asset value

The internal valuation shows a fair value of SEKm 24,238 (21,270), which is an increase in value of approx. 5% (4%). The table below shows the fair value distributed by property category and region.

Property value, SEKm 31-12-2006	Office/retail	Warehouse/ industrial	Projects and land	Total
Greater Gothenburg	4 491	3 339	273	8 103
Öresund Region	4 537	1 633	29	6 199
Greater Stockholm	3 286	1 231	253	4 770
Mälardalen	1 889	709	285	2 883
Eastern Götaland	1 668	609	6	2 283
Total	**15 871**	**7 521**	**846**	**24 238**

External valutation

In order to provide further assurance and validation of the valuation more than 100 properties, representing 51% of the value of the portfolio, were valued by NAI Svefa. The properties were selected on the basis of the largest properties in terms of value, but also in order to reflect the composition of the portfolio as a whole in terms of category and geographical location of the properties. NAI Svefa's valuation of the selected properties amounted to SEKm 12,499, within an uncertainty range of +/– 5-10% on property level. The size of the uncertainty range varies depending on each property's category and location. Castellum's valuation of the same properties amounted to SEKm 12,314. It can be noted that, on portfolio level, the external and the internal valuations correspond well, although there are individual differences.

Net asset value and uncertainty range

When assets and liabilities are valued at fair value the net asset value can be calculated using shareholders' equity in the balance sheet. However, consideration should be taken to the value range of +/– 5-10% used in property valuations in order to reflect the uncertainty that exists in the assumptions and calculations made. Further, the effective tax can be expected to be lower than the reported 28% nominal tax rate, in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted.

In all this gives, with the assumption of a value range of +/– 5% on property level and with the assumption of a calculated effective tax rate of 10%, a net asset value in the range below.

Net asset value - sensitivity analysis	SEKm	*Uncertainty range*
Equity according to the balance sheet	10 184	
Reversed 28% deferred tax	2 723	
Net asset value excluding tax	12 907	*(+/-9%)*
SEK/share	*79*	*(SEK 86 - 71)*
Calculated 10% deferred tax	- 972	
Net asset value after 10% tax	11 935	*(+/-9%)*
SEK/share	*73*	*(SEK 79 - 66)*

Equipment/installations

Note 12

	Group		Parent Company	
	2006	2005	2006	2005
Opening acquisition value	45	40	3	3
Acquisitions	5	12	0	0
Sales / Retirement of assets	- 2	- 7	0	0
Closing acquisition value	**48**	**45**	**3**	**3**
Opening depreciation	- 31	- 33	- 2	- 2
Sales / Retirement of assets	1	7	0	0
Depreciation for the year	- 5	- 5	0	0
Closing depreciation	- 35	**- 31**	**- 2**	**- 2**
Book value	**13**	**14**	**1**	**1**

Participations in group companies

Note 13

	Group		Parent Company	
	2006	2005	2006	2005
Opening acquisition value	–	–	3 727	3 727
Capital contribution	–	–	360	–
Acquisitions	–	–	0	–
Closing acquisition value	**–**	**–**	**4 087**	**3 727**
Opening write-downs	–	–	0	0
Reversed write-downs	–	–	–	–
Closing write-downs	**–**	**–**	**0**	**0**
Book value	**–**	**–**	**4 087**	**3 727**

The principles for consolidation are described in the accounting principles. Directly owned subsidiaries are listed below. Other companies in the Group are included in each respective subsidiary's annual report.

Directly owned subsidiaries	Corporate identity no.	Registered office	Share of capital	Book value
Fastighets AB Brostaden	556002-8952	Stockholm	100%	945
Aspholmen Fastigheter AB	556121-9089	Örebro	100%	506
Eklandia Fastighets AB	556122-3768	Gothenburg	100%	687
Harry Sjögren AB	556051-0561	Mölndal	100%	683
Fastighets AB Corallen	556226-6527	Värnamo	100%	515
Fastighets AB Briggen	556476-7688	Malmö	100%	751
Fastighets AB Regeringsgatan	556571-4051	Gothenburg	100%	0
Fastighets AB Regeringsgatan 1	556715-8331	Gothenburg	100%	0
Fastighets AB Regeringsgatan 2	556715-8349	Gothenburg	100%	0
Total				**4 087**

Note 14 Shareholders' equity

Share capital

The share capital as of 31 December, 2006 consisted of 172,006,708 registered A-shares with one vote per share and a par value of 0.50 per share. All shares are fully paid. Of the registered shares, Castellum owns 8,006,708, to a total nominal value of SEK 4,003,354. The number of outstanding shares thus totals 164,000,000, which is the same amount as for the corresponding period previous year. The repurchased shares do not carry any voting rights or entitlement to dividend. The share split 4:1 decided by the annual general meeting was carried out in April, by which the number of registered shares during the period increased from 43,001,677 to 172,006,708 and the number of outstanding shares during the period increased from 41,000,000 to 164,000,000. Last day for trading shares prior to the split was April 24, 2006 and record day for the share split was April 27, 2006. All share related key ratios have been recalculated based on the share split.

There are no restrictions regarding dividend or other types of repayment. There is no potential common stock such as convertible shares, or preferential rights to accumulated dividend (preference shares).

Development of share capital	Date	Number of shares	Par value per share	Share capital, SEK
Formation A-shares	27-10-1993	+500	100	+50 000
New share issue, A-shares	27-09-1994	+999 500	100	+99 950 000
Share split 50:1	25-03-1997	+49 000 000	2	–
IPO	**23-05-1997**	**50 000 000**	**2**	**100 000 000**
New share issue, C-shares	12-07-2000	+7 142 857	2	+14 285 714
Redemption, A-shares	12-07-2000	–6 998 323	2	–13 996 646
Redemption, C-shares	13-11-2000	–7 142 857	2	–14 285 714
Share split 4:1	27-04-2006	129 005 031	0.50	–
Year-end	**31-12-2006**	**172 006 708**	**0.50**	**86 003 354**

Restricted and non-restricted equity

According to the Swedish Companies Act shareholders' equity is made up of restricted (non-distributable) and non-restricted (distributable) equity. Dividend to the shareholders may only be such that there after the distribution is full coverage of restricted equity in the parent company. Further, distribution of profits may only be made if it is justified with respect to the demands that the business character, extent and risk of the operations put on the amount of equity, company and Group consolidation needs, liquidity and financial position in general.

Own shares repurchased

During the year 2000, Castellum repurchased 8,006,704 of the company's own shares for a total of SEKm 194, equivalent to 4.7% of the total registered number of shares. Since then no repurchase of the company's own shares have been made.

Dividend

Dividends are proposed by the Board of Directors according to the rules of the Companies Act and decided by the annual general meeting. The proposed dividend, not yet paid out, for the financial year 2006 is SEK 2.85 per share, SEKm 467 in total. The amount is recorded as debt after the annual general meeting has approved the dividend.

Note 15 Liabilities

	Group		Parent Company	
	2006	2005	2006	2005
Interest-bearing liabilities due within one year of the year-end	–	–	–	–
Other non-interest bearing liabilities due within one year of the year-end	702	916	150	330
Interest-bearing liabilities due within 1-5 years of the year-end	3 337	896	3 429	1 200
Interest-bearing liabilities due within 5 years after the year-end	7 500	8 500	7 500	8 500
Total excl. deferred tax liabilities	**11 539**	**10 312**	**11 079**	**10 030**

During 2007, current interest-bearing liabilities amounting to SEKm 6,487 (5,390) are due to payment, but since they are covered by unutilized long-term credit agreements, they are treated as long-term interest-bearing liabilities.

Long-term interest-bearing liabilities

Note 16

Castellum's funding and management of financial risks are run according to the financial policy as defined by the Board of Directors. The financial operations are centralized to the parent company. The treasury department at the parent company operates as the Group's internal bank with responsibility for group funding, management of financial risks and cash management.

Objectives

The objectives in the financial policy are:

- Capital structure with an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.
- Secure the need for liquidity and long-term funding.
- Achieve a low and stable net interest income/costs within the given risk mandate.

Financial policy

The financial policy states the given mandates and limits for management of the financial risks defined in the policy and the overall assignments of responsibility. The parent company also holds a function for independent control of risks and regulations of the financial operations. As a measure of continuous improvement and adjustments of the financial risk management the Board of Directors makes an annual overview of the financial policy. At this year's overview of the financial policy the risk mandate for the average fixed interest term was adjusted from previously 1.5 - 3 years to the current 0.5 - 3 years. At the same time the maximum share of interest rate maturity within 12 months was adjusted from the previous maximum of 60%, to the current maximum of 50% within 6 months.

The financial operations in Castellum shall be run in such manner that the costs for the financial risk management are minimized. This means that Castellum has chosen to carry out financial transactions based on estimations of the Group's overall need for liquidity, funding and interest rate risk. Hence, the financial risk management is carried out on portfolio level. The internal bank works with a set of bank accounts for the Group in order to be able to use a net of the Group's liquid flows. Portfolio management of borrowing means that a transaction within the Group, such as an internal loan, is not replicated by an identical external transaction, instead draw downs on loans are made under credit agreements based on the Group's overall funding needs. For a cost effective management of the interest rate risk an assessment is made of the interest rate risk that occurs on making a draw down on a single loan with a short fixed interest term under different credit agreements, after which interest rate derivative transactions are made in order to achieve the desired fixed interest term on the total amount of loans.

Policy	Objective	Outcome
Equity/assets ratio	35-45%	42%
Interest coverage ratio	At least 200%	343%
Interest rate risk		
– average fixed interest term	0.5-3 years	2.3 years
– share with maturity within 6 months	Maximum 50%	48%
Currency risk	Not allowed	No exposure
Funding risk	Minimum 50% credit agreements with a duration of at least 2 years	100%
Counterparty risk	Credit institutes with high ratings, at least "investment grade"	Fulfilled
Liquidity risk	Liquidity reserve in order to fulfil payments due	SEKm 2,322 in unutilized credit agreements

Borrowing, maturity structure and interest rates

At the year-end, Castellum had long-term binding credit agreements totalling SEKm 11,050 (10,956), short-term binding credit agreements totalling SEKm 1,776 (422), long-term bonds totalling SEKm 350 (0) and a commercial paper program of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,975 (2,369) are fully covered by unutilized long-term credit agreements. After deduction of liquid assets of SEKm 8 (5), net interest-bearing items were SEKm 10,829 (9,391).

Credit agreements/-limits	Amount, SEKm	Utilized, SEKm
Long-term binding credit agreements	11 050	7 300
Long-term bonds	350	350
Short-term binding credit agreements	1 776	204
Commercial paper program	3 000	2 975
Total	**16 176**	**10 829**

The average duration of Castellum's long-term credit agreements as of 31-12-2006 was 5.8 years. The loan maturity structure for the credit agreements, as may be seen in the table below, shows when in time the credit agreements fall due for renegotiation or repayment.

Loan maturity structure	Amount, SEKm	Utilized, SEKm
0-1 year (incl. outstanding commercial paper)	4 751	3 179
1-2 years	-	-
2-3 years	1 150	450
3-4 years	1 050	500
4-5 years	1 700	1 500
5-10 years	7 500	5 200
Total	**16 151**	**10 829**

The Group bank arranges loan under Castellum's credit agreements, issues bonds or commercial papers in order to provide funding for the subsidiaries owning the properties. The credit agreements provide Castellum with the right to choose both short-term and long-term fixed interest rates. The agreements can be divided into the following categories:

- Loans pledged by Castellum's receivables from subsidiaries, including pledged mortgages. In addition to the pledged mortgages the majority of the credit agreements include financial covenants such as equity/assets ratio, borrowing ratio and interest coverage ratio.
- Unsecured loans.
- Issuing of bonds.
- Issuing of commercial papers.

The conditions for funding in all credit agreements are in line with Castellum's financial objectives. Irrespective of the type of credit agreement they include the usual conditions for cancellation and sometimes also conditions for renegotiation if there is a material adverse change in business or if an unacceptable single party engagement for the lender occurs. If the lender calls on the right for renegotiation and the parties cannot agree, the agreements contain specified terms for the time of termination for those agreements covered by such conditions.

Castellum can increase or decrease the allocation under the long-term credit agreements with short notice. The objective is to minimize the interest-bearing liabilities, and cash is therefore used primarily to repay outstanding debts.

In order to secure Castellum's need for liquidity and long-term funding, Castellum is re-negotiating and adding new credit agreements on an ongoing basis. During the year SEKm 8,500 of existing credit agreements have been renegotiated whereby new lower credit margins have been set and the duration of the credit agreements have been extended. New credit agreements of SEKm 1,450 have been added. As of January 1, 2007 an additional SEKm 1,000 in long-term credit agreements have been added.

The average effective interest rate as of 31 December, 2006 was 4.0% (3.5), which is 0.3%-units higher than the average interest rate during the year. The higher closing interest rate is an effect of increasing market interest rates. The average fixed interest term on the same date was 2.3 years (2 7). The share of loans with interest rate maturity during the next 12 months was 60% (57). Assuming an unchanged volume of loans and a retained average fixed interest term an immediate change in the market interest rate of +/- 1%-unit would affect net financial items by SEKm – 63 / +41. At the year-end the share of interest rate maturity during the next 6 months was 48%.

Interest rate maturity structure	Amount, SEKm	Average interest rate
0-1 year	6 479	3.7%
1-2 years	800	4.0%
2-3 years	650	4.6%
3-4 years	150	4.9%
4-5 years	350	4.7%
5-10 years	2 400	4.5%
Total	**10 829**	**4.0%**

Castellum's strategy of using interest rate derivatives in order to manage the interest rate risk and achieve the desired interest rate maturity structure means that there may be changes in value of the interest rate derivatives portfolio from time to time. These changes occur in part due to changes in market interest rates, part due to the time factor (an originally 5-year fixed interest term with 2 years left to maturity is compared with a 2-year fixed interest term). As of December 31, 2006 the market value of the interest rate derivatives portfolio amounted to SEKm –55. An upward parallel adjustment of the discounting interest rate used in the valuation of the interest rate derivatives portfolio as of December 31, 2006 of 1%-unit would affect the value of the interest rate derivatives portfolio by SEKm 170.

The table below shows the interest rate derivatives portfolio's nominal value including accrued interest and market value as of 31-12-2006 and the market value of the portfolio with a +/- 1%-unit change in the interest rate. Derivatives that include an option has based on the date of termination been reported in the same time segment as prior to the agreed change in interest rate.

Year	Amount, SEKm	Market value, SEKm	Average interest rate	Market value interest +1%-unit	Market value interest -1%-unit
2007	956	2	2.8%	-6	-54
2008	806	-7	3.7%	-10	-53
2009	659	-7	4.4%	16	-30
2010	152	-3	4.7%	2	-8
2011	357	-6	4.4%	11	-23
2012-	2 444	-34	4.3%	102	-181
Total	**5 374**	**-55**	**4.0%**	**115**	**-349**

Deferred tax liability / assets

Note 17

A realization of all assets and liabilities to book value for the Group and utilization of all existing tax loss carry forward would, as is shown in the table below, result in a taxable income of SEKm 9,724 (7,591), equivalent to a tax payment of SEKm 2,723 (2,126).

As far as the parent company is concerned the deferred tax asset of SEKm 2 (46) consists of 28% of unutilized tax loss carry forwards that amounts to SEKm 7 (165). Of the change in deferred tax assets during the year, SEKm 3 (79) has been recorded directly in equity.

Tax loss carry-forwards

Castellum's tax loss carry forwards were estimated on December 31 2006 at SEKm 337 (581). Its changes may be seen in the table in note 9.

Surplus- and sub valuation of properties for tax purposes

When the tax effect of a sale of all properties in the Group is calculated, the book value in the Group of SEKm 24,238 (21,270) must be seen against the residual value for tax purposes in the legal entity, which amounts to SEKm 14,177 (13,098). This means that if all of Castellum's properties were sold, the taxable net profit would exceed the book profit in the Group by SEKm 10,061 (8,172). This is an increase of SEKm 1,889 (1,809) compared with previous year.

Previous write-downs where tax deductions have been assessed amount to more than SEKm 200. These may in the case of a continued future increase in value be reversed.

	2006		2005	
Deferred tax liability	Basis	Tax 28%	Basis	Tax 28%
Tax loss carry forwards				
Opening balance	581	163	52	15
Change of the year	-244	-69	529	148
Closing balance	**337**	**94**	**581**	**163**
Difference between book and tax basis value on properties				
Opening balance	-8 172	-2 289	-6 363	-1 782
Change of the year, income statement	-1 620	-453	-1 632	-457
Acquisition/sale through company	-269	-75	-177	-50
Closing balance	**-10 061**	**-2 817**	**-8 172**	**-2 289**
Total				
Opening balance	-7 591	-2 126	-5 924	-1 659
Change of the year	-2 133	-597	-1 667	-467
Closing balance	**-9 724**	**-2 723**	**-7 591**	**-2 126**

Note 18 Accrued expenses and prepaid income

	Group 2006	Group 2005	Parent Company 2006	Parent Company 2005
Rents paid in advance	265	241	–	–
Accrued interest	76	77	76	77
Other	75	74	17	17
Total	**416**	**392**	**93**	**94**

Note 19 Pledged assets

	Group 2006	Group 2005	Parent Company 2006	Parent Company 2005
Property mortgages	10 487	9 130	–	–
Long-term receivables, group companies	–	–	9 617	8 992
Total	**10 487**	**9 130**	**9 617**	**8 992**

Note 20 Contingent liabilities

	Group 2006	Group 2005	Parent Company 2006	Parent Company 2005
Guaranteed commitments for subsidiaries	–	–	300	–
Total	–	–	**300**	–

Note 21 Subsequent events

The Board of Directors of Castellum AB intends to propose the annual general meeting a dividend of SEK 2.85 per share, which is an increase of 9% compared to previous year.

The Financial Reports are a part of the Annual Report and were signed by the Board of Directors on February 6, 2007.

The Income Statement and the Balance Sheet for the Parent Company and the Group shall be adopted at Castellum AB's Annual General Meeting, which is expected to take place on March 22, 2007.

Proposed Distribution of Profits

The following funds are at the Annual General Meetings disposal:

Retained earnings	SEK 3,496,726,178
Net income for the year	SEK 670,596,796
	SEK 4,167,322,974

The Board of Directors propose that the retained earnings be distributed as follows:

Dividend to shareholders, SEK 2.85 per share	SEK 467,400,000
Carried forward to the new accounts	SEK 3,699,922,974
	SEK 4,167,322,974

The company has 172,006,708 registered shares, of which 8,006,708 are currently the company's own repurchased shares and are not entitled to dividends.

The total dividend payment proposed above of SEK 467,400,000 can be changed if the number of the companys own repurchased shares changes before the record date for the dividend.

Statement regarding proposed distribution of profit

Reasons

The Group's equity has been calculated in accordance with IFRS standards, approved by the EU, and the interpretations of these standards (IFRIC), as well as according to the provisions of Swedish law by application of the recommendation RR 30:05 of the Swedish Financial Accounting Standards Council (Supplementary accounting principles for groups). The equity of the Parent Company has been calculated according to Swedish law and by application of the recommendation RR 32:05 of the Swedish Financial Accounting Standards Council (Accounting for Legal Persons).

It is further noted that the proposed distribution constitutes 73% of the Group's profits after tax, which is in line with the express target to distribute at least 60% of the Group's operating profits after tax, having considered investment plans, consolidation needs, liquidity and overall position.

The board concludes that the Company's restricted equity is fully covered after the proposed distribution.

The board also concludes that the proposed distribution to the shareholders is justified considering the parameters in section 17 subsection 3, second and third paragraphs of the Companies Act (the nature, scope and risks of the business as well as consolidation needs, liquidity and overall position). The board would in this context like to emphasize the following.

The nature, scope and risks of the business

The board estimates that the equity of the Company and the Group after the proposed distribution, will be sufficient in relation to the nature, scope and risks of the business. The board considers in this context inter alia the historical development of the Company and the Group, budgeted development, investment plans and the state of the business cycle.

Consolidation needs, liquidity and overall position

Consolidation needs

The board has made a general estimation of the financial position of the Company and the Group, and the possibilities of fulfilling their obligations in the long run. The proposed dividend constitutes 10,9 % of the Company's equity and 4,6 % of the Group's equity. The express target for the Group's capital structure, entailing a solvency of 35-45 % and an interest coverage ratio of at least 200 %, will be maintained after the proposed dividend. The solvency of the Company and the Group is good considering the prevailing conditions of the real estate business. In light of the above, the board concludes that the Company and the Group have all the necessary requirements to take future business risks and also carry potential losses. Planned investments have been considered when deciding on the proposed dividend. The dividend will furthermore not adversely affect the ability of the Company or the Group to make additional, motivated, investments according to assumed plans.

Liquidity

The proposed dividend will not adversely affect the Company's or the Group's ability to meet their payment obligations in a timely manner. The Company and the Group have good access to liquidity reserves through short-term as well as long-term credits. The credits may be utilized at short notice, meaning that the Company and the Group are prepared to handle liquidity fluctuations as well as possible unexpected events.

Overall position

The board has considered all other known conditions which might affect the financial position of the Company and the Group and which have not been considered within the scope of the above considerations. No circumstances have however been found to prove that the proposed dividend would not be justified.

Evaluation to fair value

Derivatives instruments and other financial instruments have been valued to the fair value according to section 4 subsection 14a of the Annual Accounts Act. The valuation has showed an undervalue which has reduced the equity.

Gothenburg, January 24th, 2007
The Board of Directors

Signing of the Annual Report

As far as we know the Annual Report is prepared in accordance with generally accepted accounting principles for listed companies, the information provided are consistent with the actual conditions and nothing of significant importance have been left out that could have affected the image of the company as portraited by the Annual Report.

Gothenburg, February 6th, 2007

Jan Kvarnström
Chairman

Marianne Dicander Alexandersson

Ulla-Britt Fräjdin-Hellqvist

Mats Israelsson

Christer Jacobson

Stig-Arne Larsson

Göran Lindén

Håkan Hellström
Chief Executive Officer

Our Audit Report regarding this Annual Report was submitted on February 6th, 2007.

Caj Nackstad
Authorized Public Accountant

Ingemar Rindstig
Authorized Public Accountant

Audit Report

To the annual meeting of the shareholders of Castellum AB (publ) corporate identity number 556475-5550
We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the managing director of Castellum AB (publ) for the year 2006. The annual accounts and the consolidated accounts are presented in the printed version of this document on pages 6-57 and 60-94. The board of directors and the managing director are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain high but not absolute assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director and significant estimates made by the board of directors and the managing director when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined signi–ficant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act and give a true and fair view of the group's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the annual meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit of the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Gothenburg, February 6th, 2007

Caj Nackstad
Authorized Public Accountant

Ingemar Rindstig
Authorized Public Accountant

Castellum's Real Estate Schedule 2006

Management subsidiaries: ASP = Aspholmen Fastigheter AB; COR = Fastighets AB Corallen; BRI = Fastighets AB Briggen; EKL = Eklandia Fastighets AB; BRO = Fastighets AB Brostaden; HAR = Harry Sjögren AB

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Sub-sidiary	Note
OFFICE/RETAIL													
Annedal 21:10	Haraldsgatan 5	Gothenburg	1995	4 970	–	–	–	–	–	4 970	59 800	EKL	
Guldheden 8:10	Guldhedsg 5	Gothenburg	1995	9 678	–	–	–	–	–	9 678	–	EKL	
Gullbergsvass 1:15	Lilla Bommenstorg	Gothenburg	2001	7 976	–	–	–	–	–	7 976	146 000	EKL	
Heden 16:5	Parkg 10/Nya Allén 5	Gothenburg	1961	1 303	–	–	–	604	10	1 917	18 631	EKL	
Inom Vallgraven 4:1	Östra Larmgatan 18	Gothenburg	1856/1988	2 597	–	–	–	–	–	2 597	27 500	EKL	
Inom Vallgraven 19:17	Kyrkogatan 38-40	Gothenburg	1919	975	368	20	–	–	–	1 363	16 600	EKL	
Inom Vallgraven 22:3	Kungsgatan 31-33	Gothenburg	1929	1 025	488	–	–	–	–	1 513	21 000	EKL	
Inom Vallgraven 33.9	Västra Hamng 21/Vallg 9	Gothenburg	1929/1995	1 063	510	–	–	–	–	1 573	18 400	EKL	
Inom Vallgraven 34:8	Kungsg 19-23/Magasinsg 18	Gothenburg	1929/1994	3 598	666	55	–	–	–	4 319	54 200	EKL	
Inom Vallgraven 35:14	Kungsg 15-17/Magasinsg 17	Gothenburg	1929/1991	3 348	319	–	–	469	–	4 136	64 981	EKL	
Inom Vallgraven 35:16 A	Kaserntorget 5/Vallg 2	Gothenburg	1991	2 993	–	20	–	–	–	3 013	44 000	EKL	
Inom Vallgraven 35:16 B	Magasinsg 11-13/Vallg 4-6	Gothenburg	1991	251	54	–	–	1 146	–	1 451	14 272	EKL	
Inom Vallgraven 57:2	Drottningsg7/V Hamng 5	Gothenburg	1988/1990	6 167	526	331	–	–	–	7 024	86 200	EKL	
Lorensberg 46:5	Kungsportsavenyen 7	Gothenburg	1930	276	691	–	–	–	–	967	12 800	EKL	
Lorensberg 48:8	Vasagatan 46	Gothenburg	1900/1992	1 401	202	40	–	–	34	1 677	17 600	EKL	
Masthugget 3:6	Linnegatan 5	Gothenburg	1893/1980	1 282	628	–	–	1 080	–	2 990	26 590	EKL	
Masthugget 9:17	Järntorget 3-4	Gothenburg	1900	2 865	518	10	–	–	–	3 393	30 800	EKL	
Masthugget 26:1	Barlastgatan 2	Gothenburg	1923	4 038	1 075	–	–	2 796	–	7 909	88 400	EKL	
Nordstaden 2:16	Östra Hamngatan 16	Gothenburg	1974	17 342	–	–	–	–	4	17 346	275 630	EKL	
Pustervik 3:8	Brogatan 4	Gothenburg	1988	3 885	–	–	–	–	–	3 885	–	EKL	
Högsbo 8:8	Beatrice Lesslies gata 14	Gothenburg	1961/2001	1 100	–	1 000	–	–	–	2 100	5 629	HAR	
Högsbo 13:3	E A Rosengrens gata 15	Gothenburg	1982	1 244	–	–	–	–	–	1 244	3 409	HAR	T
Högsbo 20:22	F O Petterssons gata 24-32	Gothenburg	1982	14 145	178	760	–	–	–	15 083	71 200	HAR	
Högsbo 24:12	August Barks gata 23	Gothenburg	1968/1990	3 117	–	2 756	–	–	–	5 873	22 779	HAR	B
Högsbo 27:7	August Barks gata 6	Gothenburg	1988	7 933	–	–	–	–	–	7 933	41 000	HAR	
Kobbegården 6:362	Stora Åvägen 19 A-B, 21	Gothenburg	1990	5 513	878	1 150	–	–	–	7 541	37 600	HAR	
Kobbegården 6:726	Datavägen 14 B	Gothenburg	1981	2 573	–	–	–	–	–	2 573	6 257	HAR	
Gamlestaden 22:14	Gamlestadsvägen 16	Gothenburg	1920/1985	16 848	–	1 592	–	–	858	19 298	50 941	EKL	
Gamlestaden 26:1	Marieholmsgatan 10	Gothenburg	1914/1987	5 634	270	9 550	–	–	–	15 454	28 138	EKL	T/B
Olskroken 14:2	Ånäsv 44-46/Svang 2-4/Ejderg 3	Gothenburg	1895/1986	7 425	315	5 491	–	136	–	13 367	55 917	EKL	
Skår 58:1	St Sigfridsgatan 89	Gothenburg	1991	11 855	–	–	–	–	–	11 855	97 200	EKL	B
Arendal 764:394	Sydatlanten 15-17	Gothenburg	1974/1991	9 358	–	–	–	–	–	9 358	39 246	EKL	T
Backa 27:21	Bergögatan 6	Gothenburg	1984	188	–	50	–	–	–	238	670	EKL	
Backa 27:24	Bergögatan 10	Gothenburg	1984	978	–	769	–	–	–	1 747	6 615	EKL	
Backa 27:25	Bergogatan 12	Gothenburg	1984	773	–	47	–	–	146	966	2 070	EKL	
Backa 27:40	Bergögatan 16	Gothenburg	1984	823	–	367	–	–	190	1 380	5 054	EKL	
Backa 27:43	Bergogatan 5-7	Gothenburg	1984	3 124	–	1 293	–	–	411	4 828	21 324	EKL	
Kärra 77:3	Tagenevägen 70	Gothenburg	1990	1 285	–	–	–	–	–	1 285	3 512	EKL	T
Rambergsstaden 733:409	Herkulesgatan 68	Gothenburg	1988	2 424	944	710	–	–	83	4 161	17 504	EKL	
Sannegården 28:14	Vingalandsgatan 2	Gothenburg	1880/1987	5 709	–	522	–	–	210	6 441	50 600	EKL	*
Tingstadsvassen 11:11	Ringog 12/Kolgruveg 3-5	Gothenburg	1992	3 640	1 485	843	–	–	27	5 995	25 400	EKL	B
Tingstadsvassen 12:12	Kalkbruksg 9	Gothenburg	1989	2 129	–	–	–	–	–	2 129	4 861	EKL	*
Tingstadsvassen 26:5	Lergodsgatan 1-3	Gothenburg	1989	1 152	–	2 129	–	–	–	3 281	12 233	EKL	T/B

Note: * = Acquired in 2006 T=Ground rent A=Lease B=Unutilised building permission





1 Arendal 1:13, Gothenburg.

2 Annedal 21:10, Gothenburg



45
KÄRRA
SÄVE
E6
BACKA
PARTILLE
RINGÖN
E20
SÄVEDALEN
LUNDBY
KÅLLTORP
LINDHOLMEN
ARENDAL
Göta älv
MAJORNA
VASASTADEN
GOTHENBURG
LÅNGEDRAG
40
MÖLNDAL
LACKAREBÄCK
MÖLNLYCKE
FRÖLUNDA
HÖGSBO
ÅBRO
SISJÖN
ASKIM
0 2 4 km
Office/retail
Warehouse/industrial
Development projects and land
Nordstaden 2:16, Gothenburg

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
Apollo 5	Österlånggatan 5	Borås	1930/1979	6 803	552	193	–	–	–	7 548	39 600	HAR	
Katrinedal 14	Katrinedalsgatan 22	Borås	1990	2 360	–	1 892	–	–	–	4 252	10 675	HAR	
Midas 14	Västerlånggatan 17	Borås	1974	15 408	5 424	–	366	–	–	21 198	126 400	HAR	
Narcissus 5	L:a Brogatan 15/St Brogatan 16	Borås	1930	908	1 484	–	–	1 284	–	3 676	20 199	HAR	
Nestor 2	L:a Brogatan 19-21	Borås	1962/1991	1 225	3 012	135	–	–	–	4 372	30 800	HAR	
Nestor 3	St Brogatan 24	Borås	1930	1 346	732	–	–	439	–	2 517	14 080	HAR	
Anisen 1	Johannefredsgatan 1	Mölndal	1990	1 676	–	237	–	–	–	1 913	9 895	HAR	
Anisen 3	Johannefredsgatan 3	Mölndal	2003	1 800	1 500	–	2 600	–	–	5 900	22 211	HAR	
Berguven 1	Möbelgatan 4	Mölndal	1964	6 500	–	–	–	–	500	7 000	29 600	HAR	B
Generatorn 5	Aminogatan 16	Mölndal	1986	640	–	–	483	–	–	1 123	5 987	HAR	
Mejramen 1	Lunnagårdsgatan 4	Mölndal	1999	8 300	–	4 700	–	–	–	13 000	87 200	HAR	B
Pottegården 4	Kråketorpsgatan 20	Mölndal	1992	3 182	–	1 836	–	–	–	5 018	19 776	HAR	
Riskullaverket 2	Aminogatan 25	Mölndal	1991	1 692	–	1 261	–	–	–	2 953	15 744	HAR	
Sesamfröet 2	Aminogatan 27	Mölndal	1992	5 150	–	700	–	–	–	5 850	39 800	HAR	B
Solsten 1:109	Företagsparken	Härryda	2003	11 375	–	–	–	–	–	11 375	38 688	EKL	
Partille 4:2, 4:25	G:a Kronvägen 22	Partille	1940/1981	–	2 240	–	–	–	–	2 240	4 645	HAR	
Ugglum 8:37	Göteborgsvägen 78-80	Partille	1937/1982	–	296	–	–	278	–	574	3 276	HAR	
Ugglum 8:91	Göteborgsvägen 82-84	Partille	1988	2 082	1 016	–	–	–	–	3 098	20 181	HAR	
Ugglum 8:92	Göteborgsvägen 74-76	Partille	1992	4 944	720	193	–	–	–	5 857	39 600	HAR	
Ugglum 126:4	Gibsons väg 3	Partille	1990	468	–	–	–	–	–	468	2 519	HAR	
Filaren 1	Sveagatan 10	Alingsås	1958/1968	2 716	2 282	158	–	–	–	5 156	16 547	HAR	
Gjutaren 26 B	Metallgatan 2-4	Alingsås	2000	3 585	–	–	–	–	–	3 585	–	HAR	
Hede 3:125	Sättarevägen 3	Kungsbacka	1990	1 759	–	601	–	–	–	2 360	14 865	HAR	
Kungsbacka 4:46	L:a Verkstadsgatan 8	Kungsbacka	1979	401	–	–	–	–	–	401	2 072	HAR	
Varla 2:380	Energigatan 11	Kungsbacka	1990	1 689	–	685	–	–	–	2 374	10 280	HAR	
Varla 2:416	Kungsparksvägen 2	Kungsbacka	2002	1 100	–	680	–	–	–	1 780	5 245	HAR	B
Stiftet 6	Bilgatan 20	Kungälv	1991	4 617	–	–	–	–	–	4 617	8 116	EKL	
Total office/retail				**277 729**	**29 373**	**42 776**	**3 449**	**8 232**	**2 473**	**364 032**	**2 270 564**		


42
LANDALA
BORÅS
40
KYLLARED
CENTRUM
VÄSTERÅSEN
Viaredssjön
40
VIARED
5
0
2
4 km
Office/retail
Warehouse/industrial
Development projects and land
5
6
Narcissus 5, Borås

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises							Tax assessment value	Mgmt. Sub-sidiary	Note
				Office	Retail	Warehouse	Industrial	Residential	Other	Total			
WAREHOUSE/INDUSTRIAL													
Arendal 1:13	Hamneviksvägen 31	Gothenburg	2006	1 487	-	25 622	-	-	678	27 787	19 825	EKL	
Arendal 7:4	Kärrlyckegatan 11	Gothenburg	1991	1 400	-	2 214	-	-	164	3 778	8 486	EKL	
Arendal 764:130	Oljevägen 103	Gothenburg	1971/1986	-	-	12 154	10 350	-	865	23 369	46 334	EKL	
Backa 18:7, 18:10	Risbindaregatan 1	Gothenburg	1964	-	-	16 915	-	-	-	16 915	28 733	EKL	
Backa 22:3	Exportgatan 51 A	Gothenburg	1972/1997	-	-	4 986	-	-	-	4 986	15 743	EKL	
Backa 22:11	Exportgatan 67	Gothenburg	1990	284	-	2 316	-	-	-	2 600	6 312	EKL	
Backa 25:7	Exportgatan 28	Gothenburg	1972/1990	-	-	9 936	-	-	-	9 936	16 601	EKL	
Backa 26:3	Exportgatan 40	Gothenburg	1947/1988	2 715	240	3 578	-	-	-	6 539	10 056	EKL	
Backa 27:2	Importgatan 7	Gothenburg	1968	-	-	2 895	-	-	-	2 895	4 702	EKL	B
Backa 29:24	Importgatan 12	Gothenburg	1977	-	-	2 231	-	-	-	2 231	3 672	EKL	
Backa 94:1	Exportgatan 15	Gothenburg	1989	-	-	7 560	-	-	-	7 560	14 747	EKL	B
Backa 97:11	Exportgatan 39-41	Gothenburg	1978	-	-	4 874	-	-	-	4 874	16 020	EKL	
Backa 192:3	Aröds Industriväg 72	Gothenburg	1989	119	-	1 215	-	-	-	1 334	3 181	EKL	
Backa 192:4	Aröds Industriväg 60	Gothenburg	1989	331	200	1 487	-	-	-	2 018	4 633	EKL	T
Backa 192:6	Aröds Industriväg 62	Gothenburg	1988	134	-	1 255	-	-	-	1 389	2 961	EKL	
Backa 192:10	Aröds Industriväg 66	Gothenburg	1990	1 410	-	1 335	-	-	-	2 745	8 898	EKL	
Backa 193:1	Aröds Industriväg 2A	Gothenburg	1988/1996	-	-	2 541	-	-	-	2 541	10 111	EKL	B
Backa 196:6	Aröds Industriväg 34	Gothenburg	1990	964	-	220	-	-	635	1 819	5 345	EKL	
Backa 197:2	Aröds Industriväg 17-19	Gothenburg	1990	-	-	1 325	-	-	-	1 325	2 934	EKL	
Kärra 37:4	Tagenevägen 21	Gothenburg	1972	-	1 195	11 740	-	-	-	12 935	22 294	EKL	
Kärra 74:3	Tagenevägen 33	Gothenburg	1985	-	-	7 505	-	-	-	7 505	17 165	EKL	B
Kärra 75:1	Transportgatan 35	Gothenburg	1980	-	-	8 671	-	-	-	8 671	22 014	EKL	
Kärra 77:5	Tagenevägen 62	Gothenburg	1988	720	-	686	-	-	-	1 406	2 872	EKL	
Kärra 77:8	Tagenevägen 72	Gothenburg	1991	102	-	2 054	-	-	-	2 156	6 753	EKL	
Kärra 80:7	Trankärrsvägen 14	Gothenburg	1990	281	-	3 386	-	-	-	3 667	9 578	EKL	T
Kärra 94:1	Orrekulla Industrigata 25	Gothenburg	1990	-	-	1 960	-	-	-	1 960	4 825	EKL	
Kärra 96:1	Orrekulla Industrigata 13-15	Gothenburg	1991	210	-	3 780	-	-	-	3 990	11 429	EKL	B
Tingstadsvassen 11:9	Kolgruvegatan 9	Gothenburg	1988	429	-	612	-	-	-	1 041	2 943	EKL	
Tingstadsvassen 12:6	Manufakturgatan 19	Gothenburg	1990	-	-	2 827	-	-	-	2 827	6 473	EKL	I
Tingstadsvassen 12:9	Manufakturgatan 21-23	Gothenburg	1957	-	-	6 179	-	-	-	6 179	6 279	EKL	T
Tingstadsvassen 14:7	Stålverksgatan 11	Gothenburg	1993	-	-	5 500	-	-	-	5 500	537	EKL	
Tingstadsvassen 19:3	Kolgruvegatan 1	Gothenburg	1950	788	200	9 287	-	-	-	10 275	12 991	EKL	T
Högsbo 18:1	E A Rosengrens gata 30-38	Gothenburg	1966/1973	1 092	-	7 628	-	-	-	8 720	14 215	HAR	B
Högsbo 26:8	August Barks gata 25	Gothenburg	1969/1979	2 123	-	-	2 253	-	-	4 376	8 383	HAR	
Högsbo 28:3	August Barks gata 7	Gothenburg	1968/1981	785	-	-	2 857	-	-	3 642	7 500	HAR	
Högsbo 36:1	Norra Långebergsgatan 8	Gothenburg	1971/1995	710	-	3 840	-	-	-	4 550	10 965	HAR	
Högsbo 36:5	Hulda Mellgrens gata 3	Gothenburg	1991	553	-	-	2 548	-	-	3 101	8 562	HAR	
Högsbo 38:9	Sisjö Kullegata 4	Gothenburg	1984	-	-	-	983	-	-	983	4 413	HAR	
Högsbo 4:1	Fältspatsgatan 1	Gothenburg	1965/1972	1 140	350	3 074	-	-	-	4 564	8 772	HAR	
Högsbo 7:16	Gustav Melins gata 7	Gothenburg	1987	1 301	-	-	404	-	-	1 705	7 413	HAR	
Högsbo 40:1	Gustaf Werners gata 2	Gothenburg	1981/1999	1 495	-	5 505	-	-	-	7 000	16 484	HAR	B
Högsbo 40:2	Gustav Weners gata 4	Gothenburg	1978	400	-	2 815	-	-	-	3 215	9 358	HAR	*

Note: * =Acquired in 2006 T=Ground rent A=Lease B=Unutilised building permission



Solsten 1:109, Härryda *Högsbo 20:22, Gothenburg*

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
Kobbegården 6:180	Datavägen 20	Gothenburg	1980	1 704	–	1 078	–	–	–	2 782	11 138	HAR	
Kobbegården 6:360	Datavägen 31	Gothenburg	1979	1 640	–	5 349	–	–	–	6 989	20 189	HAR	
Kobbegården 6:724	Ekonomivägen 11	Gothenburg	1978/1986	–	–	–	6 290	–	–	6 290	12 565	HAR	
Kobbegården 208:6	Askims Verkstadsväg 16	Gothenburg	1973/1979	480	–	–	1 264	–	–	1 744	3 352	HAR	
Kobbegården 209:1	Askims Verkstadsväg 15	Gothenburg	1973/1996	–	–	–	2 538	–	–	2 538	5 741	HAR	
Rud 51:21	Klangfärgsgatan 2 C	Gothenburg	1979/1989	510	–	2 590	–	–	–	3 100	7 164	HAR	*/T
Tynnered 1:10	Kontrabasgatan 12	Gothenburg	1969	429	140	–	2 152	–	–	2 721	3 868	HAR	T
Kallebäck 3:4	Mejerigatan 1	Gothenburg	1962/1990	5 709	–	25 877	–	–	–	31 586	49 800	EKL	
Majorna 163:1	Banehagsliden 2	Gothenburg	1949	2 800	–	6 770	–	–	–	9 570	13 097	EKL	*/B
Gaslyktan 11	Argongatan 26-30	Mölndal	1987	4 000	–	11 000	–	–	–	15 000	39 832	HAR	B
Generatorn 1	Aminogatan 24	Mölndal	1995/2003	1 445	–	3 110	–	–	–	4 555	18 636	HAR	B
Generatorn 2	Aminogatan 20-22	Mölndal	1991	164	–	2 938	–	–	–	3 102	7 453	HAR	
Heliumgasen 11	Kryptongatan 5 B	Mölndal	1975	4 560	–	–	5 793	–	–	10 353	20 288	HAR	
Kryddpepparn 3	Östergårdsgatan 8	Mölndal	1992	–	–	–	4 140	–	–	4 140	–	HAR	B
Lindome 2:40	Elementvägen 2	Mölndal	1966	600	–	9 689	–	–	–	10 289	11 709	EKL	
Lindome 2:47	Elementvägen 2	Mölndal	1966	–	–	2 345	–	–	–	2 345	4 308	EKL	
Pottegården 2	Kråketorpsgatan 18	Mölndal	1964	–	–	1 800	–	–	–	1 800	3 789	HAR	B
Skinntickan 1	Ålegårdgatan 5	Mölndal	1989	1 221	–	–	4 720	–	–	5 941	12 411	HAR	
Syrgasen 8	Kryptongatan 14	Mölndal	1979	–	–	–	3 055	–	–	3 055	7 838	HAR	B
Tjärblomman 2	Wolfsgatan 2	Mölndal	1960	2 495	–	3 748	–	–	–	6 243	11 568	HAR	B
Tjärblomman 3	Sallarängsgatan 3	Mölndal	1970	1 225	–	7 533	–	–	–	8 758	12 146	HAR	
Tulpanen 1	Bergfotsgatan 5	Mölndal	1961	1 812	–	2 954	–	–	–	4 766	7 708	HAR	
Tusenskönan 2	Flöjelbergsgatan 6	Mölndal	1960	3 567	–	933	–	–	–	4 500	7 821	HAR	
Tusenskönan 4	Bergfotsgatan 3	Mölndal	1961	2 038	–	2 424	–	–	–	4 462	10 796	HAR	B
Törnrosen 3	Flöjelbergsgatan 10	Mölndal	1964	1 791	–	1 791	–	–	–	3 582	5 598	HAR	
Vallmon 2	Flöjelbergsgatan 13	Mölndal	1965	662	–	2 518	–	–	–	3 180	4 835	HAR	
Vallmon 3	Flöjelbergsgatan 11	Mölndal	1965	676	–	2 570	–	–	–	3 246	4 957	HAR	
Vallmon 6	Flöjelbergsgatan 7 B	Mölndal	1965	1 629	–	6 685	–	–	–	8 314	12 564	HAR	
Vallmon 7	Föjelbergsgatan 7 A	Mölndal	1930	960	–	3 844	–	–	–	4 804	7 684	HAR	
Angsviolen 1	Flöjelbergsgatan 18	Mölndal	1960/1965	1 765	180	–	3 655	–	–	5 600	11 230	HAR	
Hede 3:12	Faktorvägen 1	Kungsbacka	1992	1 971	–	6 929	–	–	–	8 900	20 834	HAR	B
Hede 3:131	Tryckarevägen 8	Kungsbacka	1991	170	–	1 347	–	–	–	1 517	3 606	HAR	B
Kungsbacka 4:47	L:a Verkstadsg 2-6/Verkstadsg 7	Kungsbacka	1978/1990	1 516	–	2 475	–	–	–	3 991	7 820	HAR	B
Varla 2:388	Energigatan 21	Kungsbacka	1983/1995	–	–	2 207	–	–	–	2 207	4 101	HAR	B
Varla 2:415	Borgås Gårdsväg 15	Kungsbacka	2002	755	–	2 676	–	–	–	3 431	9 068	HAR	B
Varla 3:22	Hallabäcksvägen 1	Kungsbacka	1979	–	–	23 500	–	–	–	23 500	48 032	HAR	*/B
Cedern 9,12,15,16	Ramnåsg 1/Göteborgsv 6	Borås	1935/1980	–	–	7 339	–	–	–	7 339	6 760	HAR	
Hinden 2	Sagagatan 17	Borås	1956	692	–	–	5 748	–	–	6 440	6 034	HAR	
Kilsund 3	Evedalsgatan 5	Borås	1935	709	260	–	9 847	–	–	10 816	8 356	HAR	B
Lagern 8	Hällingsgatan 15	Borås	1948/1961	239	–	–	8 753	–	–	8 992	5 793	HAR	
Silverpoppeln 31	Ålandsgatan 6	Borås	1961/1970	835	–	–	2 165	–	–	3 000	3 349	HAR	*
Snödroppen 8	Elinsdalsg 9,13 & 15/ Södra Korsg 11	Borås	1980	1 543	–	–	5 881	–	–	7 424	12 759	HAR	B
Trucken 4	Viaredsvägen 14	Borås	2001	700	–	4 800	–	–	–	5 500	13 238	HAR	B


9
10
IBT

Sesamfröet 1, Mölndal

Pottegården 4, Mölndal

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
Gjutaren 26	Metallgatan 2-4	Alingsås	1933/1989	1 383	–	9 082	–	–	–	10 465	9 418	HAR	
Konfektasken 15	Kolavägen 2-8/Sidenvägen 7	Alingsås	1929/1969	3 769	–	6 927	–	–	–	10 696	8 049	HAR	B
Kåbäcken 11:7	G:a Alingsåsvägen 29	Partille	1961/1964	–	–	2 227	–	–	–	2 227	3 593	HAR	
Hede 2:11	Hedeforsvägen 6	Lerum	1960/1974	500	–	2 200	–	–	–	2 700	6 169	HAR	*/B
Hönekulla 1:571	Åvägen 1	Härryda	1986/2002	1 762	–	–	2 345	–	187	4 294	14 591	HAR	*
Total warehouse/industrial				**81 399**	**2 765**	**370 963**	**87 741**	**0**	**2 529**	**545 403**	**993 167**		
DEVELOPMENT PROJECTS													
Högsbo 36:9	Hulda Mellgrens gata 7	Gothenburg	–	–	–	–	–	–	–	–	1 342	HAR	
Lindholmen 28:2	Theres Svenssons gata 9-11	Gothenburg	–	5 050	–	–	–	–	–	5 050	25 600	EKL	*
Berg 1:76	Åkervägen 7	Lerum	–	–	–	–	–	–	–	–	2 162	HAR	*/B
Total development projects				**5 050**	**0**	**0**	**0**	**0**	**0**	**5 050**	**29 104**		

Note: * = Acquired in 2006 T = Ground rent A = Lease B = Unutilised building permission


11
12
VARLA
HEDE
E6
E20
KUNGSBACKA
CENTRUM
0
1
2 km
Office/retail
Warehouse/industrial
Development projects and land


11
12

Varla 2:415, Kungsbacka

Varla 3:22, Kungsbacka

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb. year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
UNDEVELOPED LAND													
Annedal 21:9	Haraldsgatan 3	Gothenburg	–	–	–	–	–	–	–	–	–	EKL	B
Kärra 28:10	Transportgatan 37	Gothenburg	–	–	–	–	–	–	–	–	–	EKL	B
Kärra 74:2	Tagenevägen 29	Gothenburg	–	–	–	–	–	–	–	–	–	EKL	B
Kärra 75:3	Transportgatan 33	Gothenburg	–	–	–	–	–	–	–	–	–	EKL	B
Högsbo 33:1	Gruvgatan 29	Gothenburg	–	–	–	–	–	–	–	–	707	HAR	B
Högsbo 39:3	Ingela Gathenhielms gata 8	Gothenburg	–	–	–	–	–	–	–	–	273	HAR	B
Kobbegården 6:7	Ekonomivägen 11	Gothenburg	–	–	–	–	–	–	–	–	876	HAR	B
Kobbegården 152:1	Industrivägen 4-6	Gothenburg	–	–	–	–	–	–	–	–	6 800	HAR	B
Kallebäck 2:5	Grafiska vägen 2-4	Gothenburg	–	–	–	–	–	–	–	–	27 500	EKL	B
Heliumgasen 4	Neongatan 4 B	Mölndal	–	–	–	–	–	–	–	–	1 806	HAR	B
Skällared 3:49	Lysekulevägen	Kungsbacka	–	–	–	–	–	–	–	–	–	EKL	B
Kyllared 1:112	Tvinnaregatan 27	Borås	–	–	–	–	–	–	–	–	255	HAR	B
Solsten 1:108	Företagsparken	Härryda	–	–	–	–	–	–	–	–	5 041	EKL	B
Total undeveloped land				0	0	0	0	0	0	0	43 258		
Total Greater Gothenburg				364 178	32 138	413 739	91 190	8 232	5 002	914 485	3 336 093		

Note: *=Acquired in 2006 T=Ground rent A=Lease B=Unutilised building permission


NOLTORP
Mjörn
ALINGSÅS
ÖSTLYCKAN
E20
CENTRUM
KULLINGSBERG
14
TUVEBO
0
1
2 km
Office/retail
Warehouse/industrial
Development projects and land
13
14
Generatorn 2, Mölndal
Gjutaren 26 B, Alingsås

Castellum's Real Estate Portfolio in Greater Gothenburg 31-12-2006

	No. of properties	Area thous. sq.m.	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail									
Central Gothenburg	20	90	154	*1 712*	85.2%	131	36	*404*	95
Eastern Gothenburg	4	60	54	*903*	92.2%	50	17	*279*	33
Mölndal	8	43	45	*1 050*	97.3%	44	8	*176*	36
Borås	6	43	43	*989*	98.1%	42	13	*299*	29
Högsbo/Sisjön	7	42	37	*879*	85.2%	32	7	*168*	25
Rest of Greater Gothenburg	25	86	80	*932*	94.7%	75	19	*228*	56
Total office/retail	**70**	**364**	**413**	***1 134***	**90.6%**	**374**	**100**	***275***	**274**
Warehouse/industrial									
Hisingen	32	195	115	*592*	93.5%	108	25	*129*	83
Mölndal	21	118	80	*677*	88.4%	71	13	*107*	58
Högsbo/Sisjön	17	68	51	*743*	91.7%	46	8	*130*	38
Kungsbacka	6	44	28	*650*	47.7%	13	2	*52*	11
Borås	7	49	23	*469*	89.1%	21	7	*127*	14
Rest of Greater Gothenburg	7	71	48	*675*	93.3%	45	13	*182*	32
Total warehouse/industrial	**90**	**545**	**345**	***633***	**88.0%**	**304**	**68**	***125***	**236**
Total	**160**	**909**	**758**	***834***	**89.4%**	**678**	**168**	***185***	**510**
Leasing and property administration							35	*39*	-35
Total after leasing and property administration							**203**	***224***	**475**
Development projects	3	5	-	-	-	-	-	-	-
Undeveloped land	13	-	-	-	-	-	-	-	-
Total	**176**	**914**	**-**	**-**	**-**	**678**	**203**	**-**	**475**

Fair value by propety type

Office/retail 56%

Warehouse/ industrial 41%

Projects and undeveloped land 3%

Fair value by area


Gothenburg 63%
Mölndal 17%
Borås 8%
Kungsbacka 4%
Rest of Greater Gothenburg 8%

Property related key ratios

	2006	2005	2004	2003	2002	2001	2000
Rental value, SEK/sq.m.	834	839	834	798	768	731	689
Economic occupancy rate	89.4%	90.7%	92.2%	93.0%	93.5%	94.7%	93.7%
Property costs, SEK/sq.m.	224	230	228	217	217	217	215
Net operating income, SEK/sq.m.	521	531	540	525	501	475	430
Number of properties	176	172	178	188	195	208	211
Lettable area, thousand sq.m.	914	859	794	765	736	721	740

Öresund Region

Name of property	Address	Municipality	Build/ Refurb. year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
OFFICE/RETAIL													
Betongen 11	Krangatan 4	Malmö	1991	4 879	-	17	-	-	-	4 896	24 271	BRI	T
Björnen 6	Davidhallsgatan 20	Malmö	1920/1988	1 672	429	71	-	-	-	2 172	22 000	BRI	
Brandnävan 1&2	Stenbärsgatan 1	Malmö	1989	2 822	-	-	-	-	-	2 822	13 012	BRI	T/B
Båltespännet 13	Hornyxegatan 12	Malmö	1972/2002	145	1 190	-	485	-	-	1 820	3 121	BRI	*
Flygledaren 3	Höjdrodergatan 18	Malmö	1991	1 610	-	-	-	-	-	1 610	5 181	BRI	T
Flygvärdinnan 4	Höjdrodergatan 30-34	Malmö	1935/2001	5 679	-	3 883	-	-	45	9 607	56 396	BRI	T
Folke 3	Fredriksbergsgatan 1 A-C	Malmö	1988	1 898	-	163	-	2 125	-	4 186	21 670	BRI	
Gustav Adolf 13	Gustav Adolfs torg 4	Malmö	1968	10 690	-	-	-	-	-	10 690	130 000	BRI	
Hälsingland 19	Fosievägen 9-19	Malmö	1950/2003	8 245	6 558	55	-	-	-	14 858	80 540	BRI	
Lybeck 10	Stora Nygatan	Malmö	1964/1992	6 323	9 445	48	-	5 032	9 838	30 686	263 200	BRI	
Malte 23	Fredriksbergsgatan 16	Malmö	1965	5 377	1 171	505	643	-	-	7 696	39 200	BRI	
Murman 8	Krusegatan 27	Malmö	1960/1989	5 724	-	1 401	-	-	-	7 125	14 969	BRI	
Norsen 12	Föreningsgatan 7	Malmö	1930/1990	2 446	-	96	54	140	363	3 099	-	BRI	
Sadelknappen 4	Ridspögatan 10	Malmö	1985	1 010	-	-	-	-	511	1 521	3 513	BRI	
Spännbucklan 16	Agnesfridsvägen 178	Malmö	1972/2002	-	4 762	-	-	-	-	4 762	26 816	BRI	
Stadt Hamburg 14	St Hamburgsgatan 1	Malmö	1900/2004	4 995	4 067	-	-	373	125	9 560	136 000	BRI	
Stillman 40	Krusegatan 34	Malmö	1975/1986	1 835	-	-	-	-	-	1 835	5 027	BRI	
Svedjenävan 3	Stenbärsgatan 4-6	Malmö	1991	4 728	-	-	-	-	-	4 728	23 603	BRI	
Tuborg 1	Tuborgsgatan 2	Malmö	1945/1980	6 858	-	296	403	-	132	7 689	-	BRI	
Vårbuketten 3	Husievägen 21	Malmö	1987/2002	2 710	-	-	-	-	-	2 710	19 380	BRI	B
Forskaren 2	Emdalavägen 4-18	Lund	2001	18 590	-	-	-	-	1 500	20 090	265 000	BRI	B
Jöns Petter Borg 9	Landerigränden 21	Lund	1990	4 442	-	6 794	-	-	-	11 236	47 724	BRI	B
Kvartsen 2	Skiffervägen 15	Lund	1991	695	-	943	-	-	-	1 638	6 254	BRI	B
Reuterdahl 11	Scheelevägen 16	Lund	1990	2 867	-	-	-	-	205	3 072	34 600	BRI	
Reuterdahl 12	Scheelevägen 18-20	Lund	1990	5 645	-	-	-	-	0	5 645	15 223	BRI	*
Rudebok 2	Rudeboksvägen 3	Lund	1985/2004	4 697	-	-	-	-	0	4 697	22 345	BRI	
Smörkärnan 1	Kaprifolievägen 1	Lund	1968/1995	6 227	-	136	-	-	1 340	7 703	69 000	BRI	
St Botulf 11	Botulfsg 5/Skomakareg 4	Lund	1931/1990	-	1 359	-	-	3 139	380	4 878	61 786	BRI	
St Clemens 22	Stortorget 6-8	Lund	1832/1981	887	1 551	-	-	847	-	3 285	49 149	BRI	B
St Clemens 27	Stortorget 4	Lund	1846/1999	148	1 383	-	-	-	-	1 531	27 200	BRI	
Stockholmsledet 8	Scheelevägen 30-32	Lund	1991	10 592	333	788	-	-	-	11 713	106 000	BRI	
Traktorn 2	Traktorvägen 11	Lund	1990/1995	12 374	-	-	-	-	-	12 374	83 000	BRI	
Trumlan 1	Traktorvägen 19	Lund	1990	-	1 183	1 334	-	-	-	2 517	7 870	BRI	
Erik Dahlberg 2	Kullagatan 21	Helsingborg	1890/1987	400	442	-	-	-	-	842	8 526	BRI	
Kavalleristen 9	Berga Allé 1-3	Helsingborg	1920/1993	11 388	-	155	-	-	760	12 303	63 077	BRI	B
Kroksabeln 18	Florettgatan 12	Helsingborg	1988	3 193	-	82	-	-	261	3 536	15 733	BRI	B
Kulan 1	Garnisionsgatan 5	Helsingborg	1996/2005	-	-	12 730	-	-	-	12 730	24 875	BRI	
Musköten 5	Bergavägen 8	Helsingborg	1970/1985	1 634	540	889	-	-	816	3 879	6 165	BRI	
Pilbågen 6	Garnisonsgatan 6	Helsingborg	1977	-	850	814	-	-	3 675	5 339	35 920	BRI	
Pilbågen 9	Garnisonsgatan 10	Helsingborg	1980	5 322	4 395	1 963	-	-	-	11 680	-	BRI	
Rustningen 1	Rundgången 26-32	Helsingborg	1989	6 729	1 022	2 201	372	-	160	10 484	44 201	BRI	
Snårskogen 1	Kanongatan 155-159	Helsingborg	1991	1 885	4 202	2 397	144	-	-	8 628	33 708	BRI	

Note: *=Acquired in 2006 T=Ground rent A=Lease B=Unutilised building permission


15 Gustav Adolf 3, Malmö

16 Lybeck 10, Malmö

Öresund Region

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
Studsaren 4	Bergavägen 21	Helsingborg	2006	-	-	-	-	-	1 182	1 182	3 018	BRI	
Vikingen 4	L Strandgatan 5	Helsingborg	1900/1983	-	-	-	-	-	800	800	7 261	BRI	
Vikingen 6	Mariagatan 10	Helsingborg	1878/1984	535	159	-	-	-	-	694	5 296	BRI	
Vikingen 12	L Strandgatan 7	Helsingborg	1912/1988	610	-	-	-	-	600	1 210	9 150	BRI	
Motorblocket 1	Ringvägen 170	Landskrona	1972/1992	130	8 638	100	-	-	-	8 868	29 494	BRI	T
Total office/retail				**178 636**	**53 679**	**37 861**	**2 101**	**11 656**	**22 693**	**306 625**	**1 969 474**		


E6
E20
E22
ARLÖV
Öresund
18
11
CENTRUM
BULLTOFTA
17
15
16
MALMÖ
LIMHAMN
19
E6
E20
JÄGERSRO
E22
E20
HYLLIE
FOSIE
E65
0
2
4 km
E6
E22
Office/retail
Warehouse/industrial
Development projects and land


17
18
19
Flygvärdinnan 4, Malmö — Ulrrnan 8, Malmö — Brandnäven 1:82, Malmö

Öresund Region

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
WAREHOUSE/INDUSTRIAL													
Benkammen 6	Skogholmsgatan 5	Malmö	1994	-	-	14 289	-	-	-	14 289	32 313	BRI	
Bjurö 12	Flinträngegatan 21	Malmö	1960/1974	1 270	-	14 132	8 003	-	330	23 735	44 139	BRI	T
Bjälken 2	Skruvgatan 4	Malmö	1962/1990	525	-	1 951	-	-	1 040	3 516	4 141	BRI	T
Bjälken 3	Skruvgatan 6-8	Malmö	1962	420	-	2 161	-	-	50	2 631	2 895	BRI	
Dubbelknappen 17	Risyxegatan 6	Malmö	1989	-	-	2 380	-	-	-	2 380	5 368	BRI	B
Finngrundet 1	Bjurögatan 29	Malmö	1966	-	-	7 490	-	-	-	7 490	8 659	BRI	T
Flygfyren 1	Flygfältsvägen 1	Malmö	1950/2002	-	1 905	10 035	-	-	-	11 940	35 567	BRI	B
Gulsippan 1	Källvattengatan 5	Malmö	1988	1 954	-	11 433	-	-	491	13 878	45 241	BRI	B
Hamnen 22:27	Jörgen Kockgatan 11	Malmö	1952/1976	266	-	954	-	-	-	1 220	1 004	BRI	T
Holkyxan 5	Bronsyxegatan 11	Malmö	1977/2000	-	-	6 510	-	-	-	6 510	11 796	BRI	T
Kalkgrundet 5	Borrgatan 15	Malmö	1935/1985	669	-	6 741	0	-	-	7 410	13 252	BRI	T
Kampen 25	Lantmannagatan 22-26	Malmö	1940/1990	4 365	-	23 015	1 825	-	11 562	40 767	43 820	BRI	
Lillgrund 5	Borrgatan 31	Malmö	1952/1998	-	-	4 430	-	-	-	4 430	8 834	BRI	
Långdansen 1	Sångleksgatan 9	Malmö	1980	-	-	1 200	-	-	-	1 200	4 398	BRI	
Murman 11	Krusegatan 21	Malmö	1960	1 687	-	6 631	-	-	260	8 578	14 443	BRI	T
Murman 7	Murmansgatan 124	Malmö	1959/1987	1 020	-	5 260	162	-	-	6 442	12 225	BRI	T
Revolversvarven 9	Jägershillgatan 16	Malmö	1985	-	-	3 900	-	-	-	3 900	13 571	BRI	T
Ringspännet 1	Kantyxegatan 5	Malmö	2002	-	-	6 700	-	-	-	6 700	8 983	BRI	
Sadelknappen 1	Sadelgatan 9	Malmö	1979	-	-	2 000	-	-	-	2 000	3 907	BRI	
Skjutsstallslyckan 3	Lundavägen 62	Malmö	1946	-	1 391	-	1 705	-	-	3 096	3 668	BRI	
Stångbettet 1	Travbanegatan 1	Malmö	1989	-	-	1 743	-	-	-	1 743	4 160	BRI	
Tistlarna 9	Styrsögatan 4	Malmö	1991	1 109	-	14 478	-	-	-	15 587	24 333	BRI	B
Tågarp 16:22	Företagsvägen 14	Malmö	1968/1993	2 830	-	7 107	-	-	-	9 937	16 013	BRI	
Tågarp 16:72	Företagsvägen 25	Malmö	1973/1988	240	-	1 263	798	-	-	2 301	6 652	BRI	
Bergakungen 1	Måndagsgatan 6	Helsingborg	1990	618	-	2 325	-	-	-	2 943	9 436	BRI	
Dolken 4	Mörsaregatan 16	Helsingborg	1970/1985	360	-	1 911	725	-	-	2 996	4 363	BRI	
Grusbacken 2	Makadamgatan 15	Helsingborg	2005	-	-	13 300	0	-	-	13 300	30 244	BRI	
Grusbädden 2	Mogatan 2-6	Helsingborg	1989	1 095	-	8 309	0	-	-	9 404	25 634	BRI	
Grusplanen 3	Makadamgatan 19	Helsingborg	1990	-	-	2 735	0	-	-	2 735	6 184	BRI	
Hyveljärnet 3	Lastgatan 9	Helsingborg	1990	-	-	2 276	0	-	-	2 276	5 148	BRI	
Mimer 12	S Tvärgången 3	Helsingborg	1960	-	-	34	0	-	3 080	3 114	-	BRI	B
Nide 2	Rundgången 10	Helsingborg	1955/1985	1 669	-	3 679	924	-	304	6 576	19 552	BRI	
Topasen 1	Andesitgatan 8	Helsingborg	1989	-	-	-	8 558	-	-	8 558	25 011	BRI	B



Note: * = Acquired in 2006 T=Ground rent A=Lease B=Unutilised building permission



20
21

Forskaren 2, Lund

Traktorn 2, Lund

Öresund Region

Name of property	Address	Municipality	Build/ Refurb. year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
				Square metres per type of premises									
Varjan 3	Garnisionsgatan 9	Helsingborg	1969	1 112	695	3 025	–	–	50	4 882	13 672	BRI	B
Annedal 9	Annedalsvägen 2	Lund	1990	–	–	1 296	–	–	–	1 296	3 329	BRI	
Råbyholm 5	Landerigranden 2-4	Lund	1984	3 475	–	7 908	–	–	–	11 383	37 053	BRI	
Välten 4	Traktorvägen 8	Lund	2003	–	–	3 100	–	–	–	3 100	10 245	BRI	
Välten 5	Traktorvägen 10	Lund	1974/1995	–	–	3 645	–	–	–	3 645	7 187	BRI	
Årdret 12	Höstbruksvägen 14	Lund	1990	–	–	2 049	–	–	–	2 049	5 274	BRI	
Total warehouse/industrial				**24 684**	**3 991**	**211 395**	**22 700**	**0**	**17 167**	**279 937**	**571 714**		


E22
16
GUNNESBO
BRUNNSHÖG
IDEON
20
21
23
CENTRUM
22
LUND
RÅBYHOLM
GASTELYCKAN
16
E22
0
2
4 km
Office/retail
Warehouse/industrial
Development projects and land


22
23
Reuterdahl 11, Lund

Öresund Region

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Sub-sidiary	Note
UNDEVELOPED LAND													
Intäkten 5	Lantmannag 20/Ystadsgatan 49	Malmö	–	–	–	–	–	–	–	–	2 165	BRI	B
Moränen 1&2	Borrgatan 1	Malmö	–	–	–	–	–	–	–	–	2 257	BRI	B
Ringspännet 5	Kantyxegatan 1	Malmö	–	–	–	–	–	–	–	–	2 050	BRI	*/B
Svedjenävan 4	Stenbärsgatan2	Malmö	–	–	–	–	–	–	–	–	951	BRI	*/B
Höjdpunkten 2	Lund	Lund	–	–	–	–	–	–	–	–	3 769	BRI	B
Akvamarin 1	Diabasgatan	Helsingborg	–	–	–	–	–	–	–	–	540	BRI	B
Total undeveloped land				**0**	**0**	**0**	**0**	**0**	**0**	**0**	**11 732**		
Total Öresund Region				**203 320**	**57 670**	**249 256**	**24 801**	**11 656**	**39 860**	**586 562**	**2 552 920**		

Note: * = Acquired in 2006 T = Ground rent A = Lease B = Unutilised building permission



111
E4
BERGA
24
25
FREDRIKSDAL
E6
E20
CENTRUM
HELSINGBORG
Öresund
111
E4
RAMLÖSA
RAMLÖSA BRUNN
0
2
4 km
Office/retail
Warehouse/industrial
Development projects and land



24
25

Kavalleristen 9, Helsingborg

Rustningen 1, Helsingborg

Castellum's Real Estate Portfolio in the Öresund Region 31-12-2006

	No. of properties	Area thous. sq.m.	*Rental value SEK/sq.m.*	*Hyresvärde kr/kvm*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail									
Malmö	20	134	183	*1 367*	89.4%	164	45	*335*	119
Lund	13	91	121	*1 338*	92.4%	112	25	*272*	87
Helsingborg	13	73	64	*870*	84.7%	54	16	*221*	38
Landskrona	1	9	7	*746*	78.5%	5	3	*334*	2
Total office/retail	**47**	**307**	**375**	***1 222***	**89.3%**	**335**	**89**	***289***	**246**
Warehouse/industrial									
Malmö	24	202	121	*600*	78.3%	95	28	*139*	67
Helsingborg	10	57	35	*612*	86.4%	30	8	*138*	22
Lund	5	21	16	*755*	93.0%	15	2	*99*	13
Total warehouse/industrial	**39**	**280**	**172**	***614***	**81.4%**	**140**	**38**	***135***	**102**
Total	**86**	**587**	**547**	***932***	**86.8%**	**475**	**127**	***216***	**348**
Leasing and property administration							24	*40*	– 24
Total after leasing and property administration							**151**	***256***	**324**
Development projects	-	–	–	–	–	-	-	-	-
Undeveloped land	6	–	–	–	–	-	–	–	-
Total	**92**	**587**	**547**	**-**	**–**	**475**	**151**	**-**	**324**

Fair value by propety type


Office/retail 73%
Warehouse/ industrial 26%
Projects and undeveloped land 1%

Fair value by area


Malmö 56%
Lund 27%
Helsingborg 17%

Property related key ratios

	2006	2005	2004	2003	2002	2001	2000
Rental value, SEK/sq.m.	932	915	931	892	830	784	720
Economic occupancy rate	86.8%	88.1%	91.2%	90.4%	92.4%	92.7%	93.1%
Property costs, SEK/sq.m.	256	244	262	258	240	250	240
Net operating income, SEK/sq.m.	553	563	587	549	527	477	431
Number of properties	92	90	93	97	101	100	111
Lettable area, thousand sq.m.	587	600	571	566	559	529	522

Greater Stockholm

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
OFFICE/RETAIL													
Alphyddan 11	Bällstavägen 28-36	Stockholm	1964	4 363	–	–	–	–	–	4 363	10 734	BRO	
Archimedes 1	Gårdsfogdevägen 2-6	Stockholm	1979	11 904	1 829	3 730	388	–	–	17 851	86 717	BRO	
Betongblandaren 3	Gårdsfogdevägen 16	Stockholm	1971	3 238	–	2 873	–	–	–	6 111	28 000	BRO	
Betongblandaren 12	Gårdsfogdevägen 18 B	Stockholm	1972	6 715	–	735	–	–	–	7 450	47 600	BRO	
Betongblandaren 13	Adolfbergsvägen 15, 25-31	Stockholm	1989	7 678	1 086	2 020	–	–	–	10 784	66 200	BRO	
Fredsfors 14	Karlsbodavägen 39-41	Stockholm	1960	12 420	–	2 277	400	–	3 650	18 747	96 200	BRO	
Linaberg 15	Alpvägen 17	Stockholm	1973	3 247	–	1 123	–	–	–	4 370	13 653	BRO	T
Vallonsmidet 8	Gårdsfogdevägen 1-7	Stockholm	1963/1992	13 128	2 959	6 833	–	–	–	22 920	144 800	BRO	B
Ekenäs 1	Finlandsgatan 24-48	Stockholm	2003	18 048	–	–	–	–	490	18 538	199 000	BRO	T
Ekenäs 2	Finlandsgatan 12-14	Stockholm	1989	4 572	–	72	–	–	–	4 644	44 600	BRO	T
Ekenäs 3	Finlandsgatan 10	Stockholm	1989	3 195	310	790	–	–	–	4 295	35 400	BRO	T
Ekenäs 4	Finlandsgatan 16-18	Stockholm	1991	7 458	100	435	–	–	–	7 993	72 000	BRO	T
Karis 3	Finlandsgatan 62	Stockholm	1989	2 967	–	219	–	–	–	3 186	29 200	BRO	T
Karis 4	Finlandsgatan 50-60	Stockholm	1985	4 606	440	202	–	–	–	5 248	42 200	BRO	T
Sätesdalen 2	Norgegatan 2	Stockholm	1990/2001	10 450	500	589	–	–	–	11 539	114 000	BRO	*
Getholmen 2	Måsholmstorget 1-13	Stockholm	1990	5 674	–	–	–	–	–	5 674	32 800	BRO	T
Hästholmen 2	Ekholmsvägen 23	Stockholm	1985	1 220	–	–	–	–	–	1 220	6 239	BRO	T
Renseriet 25	Bolidenv 12,16/Tjurhornsgr 3	Stockholm	1910	889	–	430	80	–	80	1 479	6 855	BRO	B
Renseriet 26	Bolidenv 14-16/Tjurhornsgr 3	Stockholm	1965	1 572	436	213	–	–	302	2 523	20 640	BRO	
Tjurhornet 15	Huddingevägen 103-109	Stockholm	1986	20 453	575	1 843	–	–	–	22 871	140 741	BRO	
Mandelblomman 15	Avestag 29/Kronofogdev 56	Stockholm	1950/1990	3 394	–	191	–	–	–	3 585	16 129	BRO	
Drevern 1&3	Gråhundsvägen 82-84	Stockholm	1970/1995	1 226	2 735	–	–	–	–	3 961	20 204	BRO	
Haifa 1	Tegeluddsvägen 97	Stockholm	1962	3 749	–	–	–	–	–	3 749	–	BRO	
Ekplantan 4	Djupdalsvägen 1-7	Sollentuna	1990	8 572	1 301	254	–	–	–	10 127	66 000	BRO	
Ekstubben 21&23	Djupdalsvägen	Sollentuna	1989	6 475	–	60	–	–	–	6 535	44 478	BRO	
Ringpärmen 3	Bergskällavägen 30	Sollentuna	1986	–	4 236	–	–	–	–	4 236	14 949	BRO	
Ringpärmen 4	Bergskällavägen 32	Sollentuna	1987	10 359	869	1 284	–	–	–	12 512	68 000	BRO	
Sjöstugan 1	Sidensvansvägen 8-10	Sollentuna	1990	4 331	–	2 013	–	–	–	6 344	33 400	BRO	
Hammarby-Smedby 1:454	Johanneslundsvägen 2-6	Upplands-Väsby	1991	8 325	–	116	–	–	18	8 459	48 800	BRO	*
Hammarby-Smedby 1:461	Johanneslundsvägen 3-5	Upplands-Väsby	1988	3 672	–	141	–	–	676	4 489	22 066	BRO	*
Gräslöken 1	Anderstorpsvägen 20-26	Solna	1976	6 589	0	412	–	–	–	7 001	68 800	BRO	*
Instrumentet 1	Fabriksvägen 9	Solna	1955/2005	1 387	0	–	1 866	–	420	3 673	12 450	BRO	*
Yrket 4	Smidesv 10-12	Solna	1982/1984	9 216	0	993	–	–	895	11 104	86 200	BRO	*
Altartorpet 22	Jägerhorns väg 6	Huddinge	1986	818	1 477	420	–	–	–	2 715	19 761	BRO	T
Altartorpet 23	Jägerhorns väg 8	Huddinge	1987	4 221	–	–	–	–	–	4 221	30 200	BRO	T
Arrendatorn 15	Jägerhorns väg 3-5	Huddinge	1987	509	860	–	–	–	–	1 369	6 110	BRO	
Arrendatorn 16	Jägerhorns väg 1	Huddinge	1987	884	418	–	–	–	–	1 302	6 649	BRO	
Ellipsen 3	Ellipsvägen 11	Huddinge	1993	1 723	–	1 367	–	–	–	3 090	10 501	BRO	
Visiret 2 B	Smista Allé	Huddinge	2006	1 000	3 500	1 000	2 000	–	–	7 500	4 251	BRO	
Veddesta 2:22	Nettovägen 7	Järfälla	1965/1975	–	–	508	–	–	–	508	1 606	BRO	
Veddesta 2:23	Nettovägen 1	Järfälla	1971/1985	–	5 140	699	–	–	–	5 839	23 000	BRO	
Sicklaön 393:4	Vikdalsvägen 50	Nacka	1990	3 574	–	469	–	–	–	4 043	44 200	BRO	
Sicklaön 394:5	Vikdalsgränd 10	Nacka	1991	1 834	–	80	–	–	–	1 914	22 000	BRO	
Total office/retail				**225 655**	**28 771**	**34 391**	**4 734**	**0**	**6 531**	**300 082**	**1 907 333**		

Note: * = Acquired in 2006 T = Ground rent A = Lease B = Unutilised building permission



(26) Visiret 2, Huddinge (27) Hammarby-Smedby 1:454, Uppl-Väsby (28) Sätesdalen 2, Stockholm



ARLANDA
E4
MÄRSTA
SIGTUNA
ROSERSBERG
E18
UPPLANDS
VÄSBY
27
Norrviken
SOLLENTUNA
TÄBY
E18
Mälaren
KISTA
AKALLA
31
VEDDESTA
28
Edsviken
STOCKHOLM
VAXHOLM
Östersjön
LUNDA
MARIEHÄLL
LIDINGÖ
29
30
BROMMA
CENTRUM
NACKA
JOHANNESHOV
Mälaren
26
SMISTA
SKÄR-
HOLMEN
KUNGENS KURVA
BOTKYRKA
HUDDINGE
E4
E20
0
4
8 km
Office/retail
Warehouse/industrial
Development projects and land

Greater Stockholm

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
WAREHOUSE/INDUSTRIAL													
Charkuteristen 5	Hallvägen 21	Stockholm	1955	202	-	6 775	-	-	-	6 977	16 661	BRO	T
Charkuteristen 6	Slakthusgatan 20	Stockholm	1955	-	-	2 557	-	-	-	2 557	5 397	BRO	T
Charkuteristen 8	Slakthusgatan 22	Stockholm	1968	-	-	5 359	-	-	-	5 359	10 564	BRO	T
Linde Torp 8 A	Bolidenvägen 8-10	Stockholm	1929	408	-	1 529	-	-	-	1 937	10 030	BRO	B
Sandhagen 6	Slakthusgatan 9	Stockholm	1967	1 501	-	2 659	-	-	-	4 160	9 365	BRO	T
Domnarvet 4	Domnarvsgatan 27-29	Stockholm	1987	1 636	-	-	6 396	-	-	8 032	23 872	BRO	T
Domnarvet 27	Fagerstagatan 19 B	Stockholm	1982	-	-	-	1 950	-	-	1 950	6 796	BRO	T
Domnarvet 39	Gunnebogatan 24-26	Stockholm	1989	1 209	-	1 417	-	-	-	2 626	12 976	BRO	T
Getholmen 1	Ekholmsvägen 32-36	Stockholm	1982	4 569	-	-	3 412	-	-	7 981	30 714	BRO	T
Stensätra 7	Strömsätrav 16	Stockholm	1974	958	-	4 330	-	-	-	5 288	16 647	BRO	T
Betongblandaren 10	Gårdsfogdevägen 8-10	Stockholm	1975/1996	2 221	-	11 683	-	-	980	14 884	31 168	BRO	
Elektra 3	Västbergavägen 25	Stockholm	1946	907	235	5 820	-	-	-	6 962	15 858	BRO	
Godståget 1	Transportvägen 7-9	Stockholm	1985	2 169	-	10 789	-	-	-	12 958	55 800	BRO	
Lagerhallen 2	Brunnbyv 2-4/ Partihandelsv 27-45	Stockholm	1975	2 236	-	7 560	-	-	3 567	13 363	34 129	BRO	T
Torngluggen 1-3	Bållstav 159/Tornväktargr 1-9	Stockholm	1963/1983	-	-	1 900	-	-	-	1 900	5 275	BRO	T
Tornluckan 1	Tornväktargränd 6	Stockholm	1960	-	-	810	-	-	-	810	1 653	BRO	T
Vagnhallen 19	Jämtlandsgatan 131	Stockholm	1963/1974	-	-	5 460	-	-	-	5 460	17 136	BRO	*/T
Elementet 4	Bäckvägen 18	Sollentuna	1960	595	200	6 700	-	-	-	7 495	13 238	BRO	
Tidskriften 2	Kuskvägen 2	Sollentuna	1976	1 108	3 650	5 173	-	-	-	9 931	30 847	BRO	
Rosersberg 2:21-22	Rosersbergsvägen 43-45	Sigtuna	1990	-	-	2 126	-	-	-	2 126	5 148	BRO	
Rosersberg 11:12	Tallbacksgatan 6-12	Sigtuna	1988	1 121	-	17 005	-	-	-	18 126	34 448	BRO	
Rosersberg 11:34	Tallbacksgatan 14	Sigtuna	1987/1989	-	-	5 930	-	-	-	5 930	15 070	BRO	
Rosersberg 11:35	Tallbacksgatan 18	Sigtuna	1990	-	-	8 139	-	-	-	8 139	20 231	BRO	
Veddesta 2:17	Nettovägen 9	Järfälla	1968	120	-	1 226	-	-	-	1 346	1 946	BRO	*
Veddesta 2:19	Girovägen 9	Järfälla	1964	-	-	2 556	-	-	-	2 556	6 014	BRO	
Veddesta 2:21	Nettovägen 5	Järfälla	1965/1988	343	-	1 562	-	-	-	1 905	3 439	BRO	
Veddesta 2:26	Nettovägen 11	Järfälla	1968	775	190	1 938	-	-	-	2 903	6 004	BRO	
Veddesta 2:50	Kontov 7/Veddestav 23-25	Järfälla	1964	611	-	3 007	700	-	-	4 318	9 227	BRO	B
Hantverkaren 2	Hantverkarvägen 9	Botkyrka	1976/1979	-	-	-	5 790	-	-	5 790	10 299	BRO	
Kumla Hage 3	Kumla Gårdsväg 24 A-B	Botkyrka	1985	-	690	1 200	-	-	-	1 890	3 622	BRO	
Kumla Hage 13	Kumla Gårdsväg 24 C	Botkyrka	1990	-	-	1 630	-	-	-	1 630	3 081	BRO	
Mästaren 1	Kumla Gårdsväg 21	Botkyrka	1983/1986	360	-	9 820	10 814	-	-	20 994	41 724	BRO	
Visiret 2	Smista Allé 44	Huddinge	2004	-	-	-	2 135	-	-	2 135	8 000	BRO	
Total warehouse/industrial				**23 049**	**4 965**	**136 660**	**31 197**	**0**	**4 547**	**200 418**	**516 379**		
UNDEVELOPED LAND													
Linde Torp 8	Bolidenv 2-6/Huddingev 101	Stockholm	-	-	-	-	-	-	-	-	1 518	BRO	B
Rankan 3-4	Sollentunaholmsvägen 1-7	Sollentuna	-	-	-	-	-	-	-	-	19 800	BRO	B
Smista Park	Smista Allé	Huddinge	-	-	-	-	-	-	-	-	24 975	BRO	B
Saltmossen 3	Kumla Gårdsväg 21	Botkyrka	-	-	-	-	-	-	-	-	2 975	BRO	B
Total undeveloped land				**0**	**0**	**0**	**0**	**0**	**0**	**0**	**49 268**		
Total Greater Stockholm				**248 704**	**33 736**	**171 051**	**35 931**	**0**	**11 078**	**500 500**	**2 472 980**		

Note: * = Acquired in 2006 T = Ground rent A = Lease B = Unutilised building permission


29
30
10-12
31

Instrumentet 1, Solna — Yrket 4, Solna — Ekenäs 1, Stockholm

Castellum's Real Estate Portfolio in Greater Stockholm 31-12-2006

	No. of properties	Area thous. sq.m.	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail									
Mariehäll i Bromma	8	93	101	*1 087*	84.5%	85	27	*290*	58
Elektronikbyn i Kista	7	55	87	*1 576*	68.9%	60	27	*482*	33
Skärholmen/Kungens kurva	8	27	33	*1 230*	88.3%	30	7	*249*	23
Sollentuna	5	40	43	*1 082*	76.5%	33	11	*287*	22
Solna	3	22	30	*1 380*	67.8%	20	8	*405*	12
Rest of Greater Stockholm	12	63	72	*1 127*	85.3%	61	23	*360*	38
Total office/retail	**43**	**300**	**366**	***1 219***	**79.0%**	**289**	**103**	***345***	**186**
Warehouse/industrial									
Rosersberg	4	34	23	*674*	95.2%	22	5	*135*	17
Sollentuna	2	18	17	*956*	90.4%	15	4	*228*	11
Johanneshov	5	21	18	*861*	83.0%	15	5	*255*	10
Veddesta/Lunda	8	26	18	*712*	81.1%	15	6	*227*	9
Skärholmen/Kungens kurva	3	15	16	*1 050*	93.0%	15	4	*266*	11
Rest of Greater Stockholm	11	87	62	*709*	84.3%	52	19	*221*	33
Total warehouse/industrial	**33**	**201**	**154**	***767***	**87.0%**	**134**	**43**	***215***	**91**
Total	**76**	**501**	**520**	***1 038***	**81.3%**	**423**	**146**	***293***	**277**
Leasing and property administration							23	*46*	-23
Total after leasing and property administration							**169**	***338***	**254**
Development projects	-	-	-	-	-	-	-	-	-
Undeveloped land	4	-	-	-	-	-	-	-	-
Total	**80**	**501**	**520**	**-**	**-**	**423**	**169**	**-**	**254**

Fair value by propety type

Office/retail 69%

Warehouse/industrial 26%

Projects and undeveloped land 5%

Fair value by area


Bromma/Mariehäll 23%
Sollentuna 14%
Johanneshov 10%
Solna 7%
Skärholmen/Kungens kurva 11%
Rest of Greater Stockholm 21%
Elektronikbyn In Kista 14%

Property related key ratios

	2006	2005	2004	2003	2002	2001	2000
Rental value, SEK/sq.m.	1 038	999	1 031	1 044	1 032	935	892
Economic occupancy rate	81.3%	83.1%	84.5%	87.0%	89.1%	94.1%	92.5%
Property costs, SEK/sq.m.	338	315	339	332	326	336	319
Net operating income, SEK/sq.m.	506	515	532	576	594	544	507
Number of properties	80	73	70	70	70	71	62
Lettable area, thousand sq.m.	501	442	422	403	404	405	355

Mälardalen

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
OFFICE/RETAIL													
Boländerna 30:2	Verkstadsgatan 9	Uppsala	1971	-	8 601	12 484	-	-	-	21 085	51 116	ASP	B
Boländerna 30:2 B	Verkstadsgatan 11	Uppsala	2002	2 134	-	-	-	-	-	2 134	9 242	ASP	
Boländerna 35:1	Möllersvärdsgatan 12	Uppsala	1975	-	5 555	150	4 258	-	-	9 963	28 511	ASP	*/B
Boländerna 35:2	Bolandsgatan 20	Uppsala	1981	-	4 118	-	-	-	-	4 118	24 894	ASP	
Dragarbrunn 20:2	Kungsg/St Persg	Uppsala	1963	1 882	626	-	-	-	-	2 508	-	ASP	
Kungsängen 24:3	Kungsgatan 95	Uppsala	1998	729	5 750	-	-	-	-	6 479	48 600	ASP	
Kungsängen 29:1	Kungsgatan 70	Uppsala	1985	2 264	1 985	160	-	-	-	4 409	14 506	ASP	
Kungsängen 35:3	Kungsgatan 76	Uppsala	2001	3 060	-	-	-	-	-	3 060	13 154	ASP	
Kvarngärdet 64:3	Sportfältsvägen 3	Uppsala	1991	1 979	-	-	-	-	-	1 979	9 995	ASP	
Årsta 67:1	Stålgatan 8-12	Uppsala	1988	288	9 078	823	-	-	-	10 189	32 587	ASP	
Årsta 72:3	Svederusgatan 1-4	Uppsala	1990	1 824	1 819	4 512	-	-	-	8 155	21 604	ASP	
Årsta 74:1	Fyrislundsgatan 68	Uppsala	1985	-	7 038	-	-	-	-	7 038	32 200	ASP	
Årsta 74:3	Axel Johanssons gata 4-6	Uppsala	1990	13 793	-	-	-	-	-	13 793	99 800	ASP	
Blästerugnen 2	Kokillgatan 7	Västerås	1991	60	1 990	-	-	-	-	2 050	5 727	ASP	T
Dagsländan 11	Jonasborgsvägen 26	Västerås	1990	1 107	-	-	-	-	-	1 107	3 271	ASP	T
Degeln 1	Kokillgatan 1-3	Västerås	1984	3 422	1 050	2 049	-	-	-	6 521	20 588	ASP	T
Elledningen 4	Tunbytorpsgatan 31	Västerås	1991	3 620	-	-	-	-	-	3 620	8 158	ASP	
Fallhammaren 1	Fallhammargatan 3	Västerås	1989	3 785	-	741	-	-	-	4 526	13 132	ASP	
Friledningen 13	Tunbytorpsgatan 10	Västerås	1978	890	-	940	-	-	-	1 830	3 945	ASP	T/B
Gjutjärnet 7	Gjutjärnsgatan 5	Västerås	1989	-	2 223	258	-	-	-	2 481	12 000	ASP	
Hjulsmeden 1	Gjutjärnsgatan 8	Västerås	1990	-	1 351	632	-	-	-	1 983	4 452	ASP	
Kokillen 1	Kokillgatan 2	Västerås	1988	879	981	1 145	-	-	-	3 005	6 612	ASP	T
Kopparlunden	Kopparlunden	Västerås	1890/2000	17 976	-	-	-	-	-	17 976	65 996	ASP	
Kraftfältet 5	Strömledningsgatan 1	Västerås	1991	325	1 413	2 167	-	-	-	3 905	4 525	ASP	
Kyrkobacksgärdet 9	Arosvägen 32	Västerås	1920/1986	-	377	-	-	140	-	517	2 193	ASP	
Ringborren 8&16	Tallmätargatan 1	Västerås	1956/1988	1 508	355	1 957	-	108	-	3 928	8 309	ASP	
Tunbytorp 1	Strömledningsgatan 1	Västerås	1965	-	5 463	-	-	-	-	5 463	3 920	ASP	T
Tunbytorp 7	Strömledningsgatan 3	Västerås	1965	5 057	-	-	-	-	-	5 057	7 466	ASP	T
Tunbytorp 19	Tunbytorpsgatan 2 A	Västerås	1990	1 982	-	-	-	-	-	1 982	5 705	ASP	
Basen 10	Fridhemsgatan 2-4	Örebro	1900/1990	6 123	-	152	-	-	-	6 275	32 350	ASP	
Järnmalmen 1	Osmundgatan 10	Örebro	1967/1995	1 670	-	-	8 515	-	-	10 185	17 379	ASP	*/B
Lagerchefen 3	Aspholmsvägen 3	Örebro	1957/1985	-	1 900	-	-	-	-	1 900	4 925	ASP	
Lantmannen 7	Boställsvägen 10	Örebro	1985	310	2 050	215	-	-	-	2 575	7 477	ASP	
Längan 20	Fabriksgatan 8	Örebro	1993	3 549	-	28	-	-	-	3 577	16 158	ASP	
Motormannen 1	Radiatorvägen 1	Örebro	1966	419	3 484	410	-	-	-	4 313	12 025	ASP	
Röda rummet	Radiatorvägen 17	Örebro	2000	3 485	-	-	-	-	-	3 485	18 490	ASP	
Rörläggaren 1	Aspholmsvägen 4	Örebro	1963/1992	-	-	-	5 044	-	-	5 044	6 811	ASP	B
Rörmokaren 5	Elementvägen 1	Örebro	1984	1 580	700	200	-	-	-	2 480	7 055	ASP	
Signalen 6	Propellerväg 1	Örebro	1991	1 746	-	-	-	-	-	1 746	9 631	ASP	*
Svetsaren 4	Elementvägen 12	Örebro	1976/1984	-	1 790	2 590	-	-	-	4 380	6 890	ASP	
Svetsaren 5	Elementvägen 14	Örebro	1977/1988	2 625	-	430	-	-	-	3 055	8 360	ASP	
Svetsaren 7	Elementvägen 16	Örebro	1960/1983	855	-	-	-	-	-	855	1 842	ASP	
Svetsaren 8	Elementvägen 4	Örebro	1977	560	3 070	220	-	-	-	3 850	10 382	ASP	T

Note: *=Acquired in 2006 T=Ground rent A=Lease B=Unutilised building permission





Svetsaren 5, Örebro

Virkeshandlaren 10, "Röda rummet", Örebro

Mälardalen

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
Vindrutan 1	Västhagagatan 3	Örebro	1992	–	1 295	–	20	–	–	1 315	7 800	ASP	
Virkeshandlaren 7	Radiatorvägen 11	Örebro	1970/1987	6 097	330	125	–	–	–	6 552	21 990	ASP	
Virkeshandlaren 10	Radiatorvägen 13-15	Örebro	1979	3 363	2 715	1 238	–	–	–	7 316	26 072	ASP	
Ånsta 20:117	Aspholmsvägen 9	Örebro	1990	675	–	–	–	–	–	675	2 323	ASP	
Märsta 1:219	Raisogatan 1-27	Sigtuna	1993	2 795	–	–	–	883	–	3 678	22 071	ASP	B
Märsta 16:3	Maskingatan 3	Sigtuna	1992	2 470	–	385	–	–	–	2 855	12 288	ASP	
Total office/retail				**106 886**	**77 107**	**34 011**	**17 837**	**1 131**	**0**	**236 972**	**814 527**		


E18
E20
60
HOLMEN
ÖREBRO
Hjälmaren
ROSTA
CENTRUM
35
34
32
33
ASPHOLMEN
E18
E20
0
2
4 km
Office/retail
Warehouse/industrial
Development projects and land


34
35
Signalen 6, Örebro
Bleckslagaren 8, Örebro

Mälardalen

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
WAREHOUSE/INDUSTRIAL													
Barkborren 3	Barkborregatan 3	Västerås	1970/1989	-	-	-	2 950	-	-	2 950	3 501	ASP	T
Elkraften 4	Tunbytorpsgatan 16	Västerås	1976	-	-	-	946	-	-	946	1 678	ASP	T
Elkraften 7	Energigatan 3 A	Västerås	1976	-	-	-	1 114	-	-	1 114	2 123	ASP	T
Elledningen 1	Tunbytorpsgatan 31	Västerås	1982	-	-	-	1 910	-	-	1 910	3 753	ASP	T
Friledningen 8	Tunbytorpsgatan 6	Västerås	1971	-	-	-	2 350	-	-	2 350	3 521	ASP	T
Friledningen 9	Tunbytorpsgatan 8	Västerås	1968	-	-	-	5 292	-	-	5 292	9 081	ASP	
Jordlinan 2	Stenbygatan 6	Västerås	1991	-	2 450	5 644	-	-	-	8 094	18 425	ASP	
Krista 1	Saltängsvägen 59	Västerås	2005	-	-	-	2 980	-	-	2 980	-	ASP	
Köpmannen 1	Kranbyggargatan 1	Västerås	1984	400	-	-	1 050	-	-	1 450	2 560	ASP	
Köpmannen 3	Kranbyggargatan 3	Västerås	1982	-	-	-	2 370	-	-	2 370	4 540	ASP	T
Köpmannen 8	Lundby Gårdsgata 4	Västerås	1988	210	-	-	2 390	-	-	2 600	3 729	ASP	
Ledningstråden 1	Strömledningsgatan 1	Västerås	1967	-	-	-	6 007	-	-	6 007	8 749	ASP	T
Ledningstråden 6	Tunbytorpsgatan 23	Västerås	1970	-	-	-	620	-	-	620	1 354	ASP	T
Lufthammaren 1	Ånghammargatan 2-4	Västerås	1977	4 168	-	2 820	-	-	-	6 988	21 243	ASP	T
Tunbytorp 2	Tunbytorpsgatan 4	Västerås	1970	-	-	-	4 020	-	-	4 020	4 097	ASP	
Tunbytorp 8	Friledningsgatan 3 A	Västerås	1970	-	-	-	830	-	-	830	1 548	ASP	
Tunbytorp 10	Tunbytorpsgatan 23	Västerås	1978	-	-	-	7 528	-	-	7 528	9 619	ASP	
Voltmätaren 3	Lågspänningsgatan 7	Västerås	1990	-	-	-	760	-	-	760	1 067	ASP	*
Ånghammaren 2	Ånghammargatan 1-9	Västerås	1972/1994	4 394	100	8 881	-	-	-	13 375	14 935	ASP	T
Bleckslagarn 8	Vattenverksgatan 8	Örebro	1978/2001	905	-	-	3 840	-	-	4 745	11 055	ASP	*/B
Chauffören 2	Stuvargatan 3	Örebro	1991	1 150	-	5 950	-	-	-	7 100	13 301	ASP	
Chauffören 3	Pikullagatan 9	Örebro	1991	-	-	-	1 577	-	-	1 577	3 132	ASP	*
Grosshandlaren 2	Nastagatan 6-8	Örebro	1977	760	1 440	19 949	-	-	-	22 149	27 851	ASP	B
Gällersta-Gryt 4:9	Gällerstavägen	Örebro	1969	-	-	-	11 325	-	-	11 325	11 933	ASP	
Konstruktören 9	Söderleden 10	Örebro	1987	-	-	1 260	-	-	-	1 260	2 349	ASP	
Konstruktören 10	Söderleden 12	Örebro	1987	-	-	-	3 665	-	-	3 665	6 906	ASP	
Konstruktoren 11	Söderleden 14	Örebro	1987	-	-	1 715	-	-	-	1 715	3 757	ASP	
Radion 2	Radiogatan 1	Kumla	1991/1995	1 250	-	-	2 850	-	-	4 100	7 512	ASP	
Rörläggaren 2	Aspholmsvägen 6	Örebro	1984	-	-	2 955	-	-	-	2 955	4 129	ASP	
Rörmokaren 1	Elementvägen 13-15	Örebro	1963/1986	110	185	-	3 550	-	-	3 845	7 674	ASP	
Boländerna 30:2 C	Verkstadsgatan 17	Uppsala	1968	-	-	2 272	-	-	-	2 272	6 594	ASP	B
Boländerna 30:2 D	Verkstadsgatan 9	Uppsala	1987	-	-	2 500	-	-	-	2 500	8 838	ASP	B
Årsta 36:2	Mollersvärdsgatan 12	Uppsala	1978/1989	1 110	-	1 404	-	-	-	2 514	7 819	ASP	
Årsta 38:1	Mollersvärdsgatan 5	Uppsala	1979	-	-	-	2 955	-	-	2 955	7 552	ASP	
Broby 11:8	Östra Bangatan 14	Sigtuna	1989	248	-	583	-	-	-	831	2 039	ASP	
Märsta 16:2	Maskingatan 5-7	Sigtuna	1989	600	-	1 013	-	-	-	1 613	4 150	ASP	
Märsta 17:6	Maskingatan 8	Sigtuna	1970/1988	452	-	-	2 221	-	-	2 673	6 997	ASP	
Märsta 21:51	Elkraftsgatan 11-13	Sigtuna	1990	-	-	-	2 200	-	-	2 200	7 312	ASP	
Total warehouse/industrial				**15 757**	**4 175**	**56 946**	**77 300**	**0**	**0**	**154 178**	**266 423**		

Note. *=Acquired in 2006 T=Ground rent A=Lease B=Unutilised building permission


36
37

Kopparlunden, Västerås

Mälardalen

67
TUNBYTORP
37
VÄSTERÅS
66
NORRMALM
36
ÖSTERMALM
HÄLLA
E18
E18
BÄCKBY
Västeråsfjärden
0 2 4 km

● Office/retail ● Warehouse/industrial ● Development projects and land


Boländerna 30:2, Uppsala
Kungsangen 35:3, Uppsala

Mälardalen

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
DEVELOPMENT PROJECTS													
Boländerna 28:3	Verkstadsgatan 9	Uppsala	1981	144	-	205	-	-	-	349	1 669	ASP	B
Dragarbrunn 16:2	Dragarbrunnsgatan	Uppsala	1963	3 942	1 806	695	-	-	-	6 443	46 272	ASP	
Verkstaden 14	Kopparlunden	Västerås	1890	-	-	-	-	-	8 291	8 291	563	ASP	B
Svetsaren 6	Radiatorvägen 14	Örebro	1962	3 700	-	-	-	-	-	3 700	27 750	ASP	B
Total development projects				**7 786**	**1 806**	**900**	**0**	**0**	**8 291**	**18 783**	**76 254**		
Total Mälardalen				**130 429**	**83 088**	**91 857**	**95 137**	**1 131**	**8 291**	**409 933**	**1 157 204**		

Note: * = Acquired in 2006 T=Ground rent A=Lease B=Unutilised building permission



E4
55
TUNA
BACKAR
CENTRUM
ÅRSTA
41
40
BOLÄN-
DERNA
38
FYRISLUND
KUNGS-
ÄNGEN
39
72
55
UPPSALA
E4
0
2
4 km
Office/retail
Warehouse/industrial
Development projects and land



40
41

Årsta 74:3, Uppsala

Dragarbrunn 20:2, Uppsala

Castellum's Real Estate Portfolio in Mälardalen 31-12-2006

	No. of properties	Area thous. sq.m.	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail									
Uppsala	13	95	93	*986*	86.4%	82	22	*234*	59
Västerås	16	66	57	*860*	89.3%	50	16	*243*	34
Örebro	18	70	55	*787*	95.0%	52	17	*245*	35
Sigtuna	2	6	7	*1 064*	86.8%	6	2	*266*	4
Total office/retail	**49**	**237**	**212**	***895***	**89.4%**	**189**	**57**	***241***	**132**
Warehouse/industrial									
Västerås	19	72	45	*627*	88.3%	40	13	*187*	27
Örebro	11	65	36	*555*	80.6%	29	8	*124*	21
Uppsala	4	10	7	*665*	98.7%	7	2	*162*	5
Sigtuna	4	7	4	*590*	83.4%	3	1	*121*	2
Total warehouse/industrial	**38**	**154**	**92**	***598***	**85.9%**	**79**	**24**	***156***	**55**
Total	**87**	**391**	**304**	***778***	**88.4%**	**268**	**81**	***207***	**187**
Leasing and property administration							20	*51*	-20
Total after leasing and property administration							**101**	***258***	**167**
Development projects	4	19	13	-	-	5	1	-	4
Undeveloped land	-	-	-	-	-	-	-	-	-
Total	**91**	**410**	**317**	**-**	**-**	**273**	**102**	**-**	**171**

Fair value by propety type


Office/retail 65%
Warehouse/ industrial 25%
Projects and undeveloped land 10%

Fair value by area


Uppsala 39%
Västerås 30%
Sigtuna 3%
Örebro 28%

Property related key ratios

	2006	2005	2004	2003	2002	2001	2000
Rental value, SEK/sq.m.	778	766	794	762	737	705	667
Economic occupancy rate	88.4%	87.5%	87.8%	91.0%	90.3%	91.9%	91.1%
Property costs, SEK/sq.m.	258	244	262	241	231	226	224
Net operating income, SEK/sq.m.	429	427	435	453	435	422	383
Number of properties	91	86	75	71	71	72	81
Lettable area, thousand sq.m.	410	384	338	333	335	333	304

Eastern Götaland

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
OFFICE/RETAIL													
Droskan 12	Slottsgatan 14	Jönköping	1990	9 523	-	-	-	-	23	9 546	63 600	COR	
Hotellet 8	V Storgatan 9-13	Jönköping	1963/1999	2 949	15 544	484	-	-	-	18 977	119 000	COR	
Vagnmakaren 7	Hästhovsvägen 2	Jönköping	1983/2001	-	8 172	-	-	-	-	8 172	38 200	COR	
Valutan 11	Kompanigatan 1-2	Jönköping	1992/2001	2 906	2 030	193	-	-	80	5 209	39 000	COR	
Vattenpasset 6	Kungsängsvägen 7	Jönköping	1971/1990	1 667	-	482	-	-	-	2 149	4 633	COR	
Vilan 7	Huskvarnavägen 58-64	Jönköping	1955/1999	9 280	565	4 555	-	-	-	14 400	54 451	COR	
Visionen 1	Bataljonsgatan 10	Jönköping	1996/1995	8 591	-	423	-	-	730	9 744	24 746	COR	B
Vågskålen 3	Huskvarnavägen 40	Jönköping	1983	7 460	387	7 938	-	-	-	15 785	25 495	COR	B
Vågporten 5	Vasavägen 4	Jönköping	1955/2004	251	2 076	-	-	-	-	2 327	7 554	COR	
Ögongloben 5	Gråshagsgatan 11	Jönköping	1961	3 300	-	-	-	-	-	3 300	4 243	COR	*
Almen 9	Malmövägen 12-14	Värnamo	1957/1989	1 082	11 309	-	-	-	40	12 431	43 899	COR	
Bodarna 2	Myntgatan 8, 10	Värnamo	1934/1991	1 329	373	104	-	-	-	1 806	9 370	COR	
Bokbindaren 20	Västbovägen 56	Värnamo	1975/1991	1 792	-	769	-	-	-	2 561	4 228	COR	
Drabanten 1	Nydalavägen 16	Värnamo	1940/1986	230	1 028	-	-	-	-	1 258	2 561	COR	
Gamla Gåsen 4	Boagatan 1	Värnamo	1907	-	-	-	-	-	200	200	941	COR	
Gillet 1	Flanaden 3-5	Värnamo	1974	2 410	925	103	-	1 701	-	5 139	24 675	COR	
Golvläggaren 2	Silkesvägen 30	Värnamo	1991	740	-	-	-	-	-	740	1 508	COR	
Jungfrun 11	Köpmansg 3-7/Luddög 1	Värnamo	2001/1982	329	4 022	-	-	599	-	4 950	22 580	COR	
Karpen 3	Jönköpingsvägen 105-107	Värnamo	1956/1990	525	835	405	888	-	-	2 653	3 452	COR	
Knekten 15	Jönköpingsvägen 21	Värnamo	1971/1989	424	559	31	240	-	6	1 260	4 121	COR	
Lejonet 11	Lasarettsgatan 1	Värnamo	1987/1987	4 122	855	226	-	89	-	5 292	26 761	COR	
Linden 1	Malmövägen 3	Värnamo	1961	-	130	-	-	-	-	130	1 232	COR	
Linden 3	Växjövägen 24-26	Värnamo	1960/1989	2 333	560	2 281	-	-	-	5 174	11 426	COR	
Ljuset 8	Nydalavägen 1-9	Värnamo	2003	-	2 590	-	-	-	-	2 590	10 754	COR	
Mon 13	Karlsdalsgatan 2	Värnamo	1983	1 986	-	-	-	-	-	1 986	7 067	COR	
Rågen 1	Expovägen 6	Värnamo	1965/1990	2 847	-	2 314	-	-	-	5 161	5 139	COR	
Vindruvan 15	Storgatsbacken 12	Värnamo	1989	904	1 110	-	-	-	-	2 014	10 039	COR	
Vindruvan 4	Storgatsb 14-20/Myntg 13 m fl	Värnamo	1982	1 203	11 007	30	-	2 162	5	14 407	59 094	COR	
Värnamo 14:11	Jonkopingsvägen 41-43	Värnamo	1917/1982	2 218	-	1 972	-	-	-	4 190	8 148	COR	
Båken 1	Systratorpsvägen 16	Växjö	1983	1 410	-	25	-	-	-	1 435	2 477	COR	*
Garvaren 4	Hjalmar Petris väg 32	Växjö	1981	2 487	-	-	-	-	-	2 487	7 445	COR	B
Glasmästaren 1	Arabygatan 80	Växjö	1988	6 202	886	187	-	-	549	7 824	23 800	COR	
Nordstjärnan 1	Kronobergsgatan 18-20	Växjö	1971/2000	4 633	1 009	-	-	-	23	5 665	32 000	COR	
Plåtslagaren 4	Verkstadsgatan 5	Växjö	1967/1988	2 026	780	853	1 893	-	50	5 602	5 116	COR	
Rimfrosten 1	Solängsvägen 4	Växjö	1972	135	4 852	4 123	-	-	-	9 110	23 200	COR	B
Segerstad 4	Segerstadsvägen 7	Växjö	1990	910	-	-	-	-	-	910	-	COR	
Sotaren 4	Arabygatan 82	Växjö	1992	2 318	457	227	-	-	-	3 002	13 649	COR	
Svea 8	Lineborgsplan 3	Växjö	1982	2 061	-	-	-	-	-	2 061	8 241	COR	
Unaman 8	Klosterg 6/Kungsg 3/ Sandgärdsg 6-8	Växjö	1969	1 951	2 812	300	-	422	-	5 485	27 761	COR	*
Ödman 15	Storgatan 29	Växjö	1972	2 370	1 941	-	-	-	-	4 311	29 600	COR	
Total office/retail				**96 904**	**76 814**	**28 025**	**3 021**	**4 973**	**1 706**	**211 443**	**811 206**		

Note: * = Acquired in 2006 T = Ground rent A = Lease B = Unutilised building permission


42
43
Almen 9, Värnamo

Eastern Götaland


MARGRETELUND
E4
VÄRNAMO
NORREGÅRD
42
44
27
CENTRUM
45
APLADALEN
43
HORNARYD
RÖRSTORP
E4
0
1
2 km
Office/retail
Warehouse/industrial
Development projects and land


44
45

Eastern Götaland

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
WAREHOUSE/INDUSTRIAL													
Elefanten 3	Rådjursvägen 6	Växjö	1988	-	-	1 074	1 244	-	-	2 318	3 596	COR	
Illern 5	Isbjörnsvägen 11-13	Växjö	1987	529	-	192	1 425	-	-	2 146	4 278	COR	
Isbjörnen 4	Isbjörnsvägen 6	Växjö	1993	-	-	-	10 933	-	-	10 933	18 086	COR	
Sjömärket 3	Annavägen 3	Växjö	1989	1 828	341	763	6 523	-	-	9 455	16 052	COR	B
Snickaren 12	Smedjegatan 10, 20	Växjö	1976/1989	2 099	4 161	16 233	-	-	200	22 693	22 357	COR	B
Draken 1	Ingelundsvägen 1	Värnamo	1968/1988	-	-	1 750	-	-	-	1 750	2 348	COR	B
Flundran 4	Runemovägen 1	Värnamo	1963/1992	-	-	4 279	6 006	-	-	10 285	10 136	COR	B
Krukmakaren 6	Silkesvägen 2	Värnamo	1961	340	140	748	610	-	-	1 838	1 965	COR	
Mattläggaren 2	Silkesvägen 24	Värnamo	1997	-	-	2 580	-	-	-	2 580	4 644	COR	
Posten 4	Postgatan 3-5	Värnamo	1929	414	810	321	2 480	159	-	4 184	10 746	COR	
Rödspättan 1	Runemovägen 10	Värnamo	1973	-	-	4 705	-	-	-	4 705	5 112	COR	
Rödspättan 4	Runemovägen 4	Värnamo	1980	-	-	2 960	-	-	-	2 960	3 262	COR	
Sandskäddan 4	Margretelundsvägen 7	Värnamo	1982	-	-	2 780	-	-	-	2 780	3 195	COR	
Sjötungan 3	Margretelundsvägen 6	Värnamo	1989	-	-	2 570	-	-	-	2 570	3 849	COR	B
Takläggaren 4	Rorläggarev 8/Silkesv 39	Värnamo	1991	-	-	9 067	-	-	-	9 067	11 470	COR	B
Yxan 4	Fabriksgatan 10, 12	Värnamo	1975	78	-	5 317	-	-	-	5 395	3 860	COR	
Yxan 6	Fabriksgatan 4	Värnamo	1978/1990	-	-	1 170	-	-	-	1 170	2 275	COR	B
Flahult 21:12	Alfavägen 4	Jönköping	1989	-	-	-	1 052	-	-	1 052	2 049	COR	
Flahult 21:3	Momarken 42	Jönköping	1980	125	-	4 022	-	-	-	4 147	8 356	COR	B
Flahult 78:2	Momarken 12	Jönköping	1986/1990	-	-	-	3 670	-	-	3 670	7 758	COR	B
Vargön 4	Vasavägen 5	Jönköping	1989	-	-	-	4 070	-	-	4 070	7 582	COR	
Vattenpasset 2	Ekhagsringen 17	Jönköping	1980	437	-	2 688	1 010	-	-	4 135	9 793	COR	
Vingen 4	Linnegatan 1	Jönköping	1970	-	1 130	-	2 815	-	-	3 945	8 194	COR	B
Örontofsen 5	Granitvägen 7,9	Jönköping	1976	-	-	3 795	-	-	-	3 795	8 089	COR	*/B
Österbotten 4	Skeppsbrogatan 6	Jönköping	1930/1991	385	-	72	2 369	-	118	2 944	4 235	COR	
Overlappen 13	Kalkstensgatan 6-8	Jönköping	1977/1995	2 297	-	150	3 376	-	-	5 823	16 685	COR	
Marås 1:12	Maråsliden 7	Gnosjö	1960	-	-	-	1 140	-	-	1 140	289	COR	
Töllstorp 1:561	Mobäcksvägen 2	Gnosjö	1946	-	-	-	4 290	-	-	4 290	5 212	COR	
Törestorp 2:51	Kulltorpsvägen 25	Gnosjö	1946	-	-	-	14 310	-	-	14 310	13 768	COR	B
Källemo 1	Källemogatan 12	Vaggeryd	1956/1988	-	-	7 552	-	-	-	7 552	7 749	COR	B
Yggen 1	Krokvägen 1	Vaggeryd	1985/1989	162	-	-	5 957	-	-	6 119	8 215	COR	
Total warehouse/industrial				**8 694**	**6 582**	**74 788**	**73 280**	**159**	**318**	**163 821**	**235 205**		

Note: * = Acquired in 2006 T = Ground rent A = Lease B = Unutilised building permission


46
47
Droskan 12, Jönköping

Visionen 1, Jönköping

Eastern Götaland


47
Vattern
E4
ROSENLUND
49
46
40
48
47
RYHOV
JÖNKÖPING
31
E4
31
0
2
4 km
Office/retail
Warehouse/industrial
Development projects and land


48
49

Valutan 11, Jön[illegible]

[illegible] 8, Jönköping

Eastern Götaland

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Subsidiary	Note
UNDEVELOPED LAND													
Bleckslagaren 1	Repslagarevägen 5	Varnamo	-	-	-	-	-	-	-	-	325	COR	B
Golvläggaren 3	Silkesvägen 30	Värnamo	-	-	-	-	-	-	-	-	-	COR	B
Värnamo 14:2	Myntgatan 2	Värnamo	-	-	-	-	-	-	-	-	-	COR	A
Värnamo 14:86	Myntgatan 6	Värnamo	-	-	-	-	-	-	-	-	-	COR	
Värnamo Torp 1:11	Skogsmark	Värnamo	-	-	-	-	-	-	-	-	1 259	COR	
Total undeveloped land				**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1 584**		
Total Eastern Götaland				**105 598**	**83 396**	**102 813**	**76 301**	**5 132**	**2 024**	**375 264**	**1 047 995**		

Note: * = Acquired in 2006 T = Ground rent A = Lease B = Unutilised building permission


30
23
NORREMARK
Helgasjön
25
VÄXJÖ
50
HELGEVÄRMA
VÄSTRA MARK
25
51
CENTRUM
23
N Bergundasjon
0
2
4 km
Office/retail
Warehouse/industrial
Development projects and land


50
51

Glasmästaren 1, Växjö

Ödman 15, Växjö

Castellum's Real Estate Portfolio in Eastern Götaland 31-12-2006

	No. of properties	Area thous. sq.m.	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail									
Jönköping	10	89	88	*979*	94.9%	83	27	*306*	56
Värnamo	19	74	59	*805*	93.3%	56	21	*280*	35
Växjö	11	48	36	*758*	84.9%	31	12	*247*	19
Total office/retail	**40**	**211**	**183**	***868***	**92.4%**	**170**	**60**	***283***	**110**
Warehouse/industrial									
Växjö	5	48	28	*592*	92.2%	26	6	*117*	20
Värnamo	12	49	21	*421*	79.9%	16	3	*65*	13
Jönköping	9	34	17	*496*	78.9%	13	5	*158*	8
Rest of Eastern Götaland	5	33	9	*279*	93.2%	9	3	*79*	6
Total warehouse/industrial	**31**	**164**	**75**	***457***	**86.0%**	**64**	**17**	***102***	**47**
Total	**71**	**375**	**258**	***688***	**90.6%**	**234**	**77**	***204***	**157**
Leasing and property administration							13	*35*	-13
Total after leasing and property administration							**90**	***239***	**144**
Development projects	-	-	-	-	-	-	-	-	-
Undeveloped land	5	-	-	-	-	-	-	-	-
Total	**76**	**375**	**258**	-	-	**234**	**90**	-	**144**

Fair value by propety type

Office/retail 73%

Warehouse/ industrial 27%

Fair value by area

Jönköping 40%

Värnamo 33%

Rest of Eastern Götaland 3%

Växjö 24%

Property related key ratios

	2006	2005	2004	2003	2002	2001	2000
Rental value, SEK/sq.m.	688	675	659	617	598	551	510
Economic occupancy rate	90.6%	90.0%	89.8%	91.3%	90.0%	88.0%	89.0%
Property costs, SEK/sq.m.	239	213	198	193	173	171	155
Net operating income, SEK/sq.m.	384	395	393	370	365	314	298
Number of properties	76	73	76	74	71	75	82
Lettable area, thousand sq.m.	375	366	380	370	347	350	388

Castellum's Real Estate Schedule 2006, Summary

	Square metre per type of premises							Tax assess-ment value
	Office	Retail	Warehouse	Industrial	Residential	Other	Total	
Greater Gothenburg	364 178	32 138	413 739	91 190	8 232	5 002	914 485	3 336 093
Öresund Region	203 320	57 670	249 256	24 801	11 656	39 860	586 562	2 552 920
Greater Stockholm	248 704	33 736	171 051	35 931	0	11 078	500 500	2 472 980
Mälardalen	130 429	83 088	91 857	95 137	1 131	8 291	409 933	1 157 204
Eastern Götaland	105 598	83 396	102 813	76 301	5 132	2 024	375 264	1 047 995
Total Castellum	**1 052 229**	**290 028**	**1 028 716**	**323 360**	**26 151**	**66 255**	**2 786 744**	**10 567 192**

Distribution per region and sq.m.


Greater Gothenburg 33%
Öresund Region 21%
Greater Stockholm 18%
Mälardalen 15%
Eastern Götaland 13%

Distribution per type of premises and sq.m.


Office 38%
Industrial 12%
Residential 1%
Retail 10%
Warehouse 37%
Other 2%

Properties sold in 2006

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Sub-sidiary	Note
GREATER GOTHENBURG													
Inom Vallgraven 46:2	Stora Badhusgatan 30	Gothenburg	1929	824	–	104	–	–	–	928	6 590	EKL	
Sannegården 5:4	Saterigatan 21-29	Gothenburg	1973	2 144	–	548	–	–	–	2 692	20 600	EKL	
Inom Vallgraven 41:13	Arsenalsgatan 4	Gothenburg	1908/1990	197	–	54	–	2 774	–	3 025	27 697	EKL	
Bö 13:5-6	Daltorpsgatan 23-25	Gothenburg	1939/1980	–	–	–	–	1 033	20	1 053	7 345	EKL	
Kålltorp 120:3	Virginsgatan 7	Gothenburg	1947/1986	–	–	–	–	1 105	–	1 105	9 038	EKL	T
Kålltorp 27:18	Kallkällegatan 16	Gothenburg	1938/1986	62	–	–	–	830	–	892	6 685	EKL	
Kålltorp 38:18	Björcksgatan 30	Gothenburg	1935/1985	–	–	–	–	744	229	973	6 190	EKL	
Total Greater Gothenburg				**3 227**	**–**	**706**	**–**	**6 486**	**249**	**10 668**	**84 145**		
ÖRESUND REGION													
Nide 2 (part of)	Rundgången 10	Helsingborg	1955/1985	816	–	1 665	1 000	–	–	3 481	–	BRI	
Munken 2	Rektorsgatan 1-9	Helsingborg	1945/2000	345	1 184	137	–	11 954	80	13 700	50 241	BRI	
Unionen 25	S Strandgatan 5-7	Helsingborg	1986/1986	–	177	–	–	2 351	314	2 842	15 868	BRI	
Total Öresund Region				**1 161**	**1 361**	**1 802**	**1 000**	**14 305**	**394**	**20 023**	**66 109**		
GREATER STOCKHOLM													
Solkraften 11	Solkraftsvägen 18 C	Stockholm	1991	900	–	487	–	–	–	1 387	5 722	BRO	T
Total Greater Stockholm				**900**	**–**	**487**	**–**	**–**	**–**	**1 387**	**5 722**		
MÄLARDALEN													
Almen 3	Slåggargatan 1	Västerås	1964/1986	2 140	–	–	–	–	–	2 140	4 639	ASP	
Total Mälardalen				**2 140**	**–**		**–**	**–**	**–**	**2 140**	**4 639**		
EASTERN GÖTALAND													
Hillerstorp 4:116	Brogatan 19	Gnosjö	1985	–	–	–	5 900	–	–	5 900	7 835	COR	
Total Eastern Götaland				**–**	**–**	**–**	**5 900**	**–**	**–**	**5 900**	**7 835**		
Total Castellum				**7 428**	**1 361**	**2 995**	**6 900**	**20 791**	**643**	**40 118**	**168 450**		

Definitions

Borrowing ratio
Interest-bearing liabilities as a percentage of of the properties' fair value with deduction for acquired properties not taken in possession, and with addition for properties disposed of, still in possession, at the year-end.

Counterparty risk/Credit risk
The risk that a counterparty does not complete delivery or payment.

Currency risk
The risk that changes in the exchange rate will effect income and cash flow.

Data per share
In calculating income and cash flow per share the average number of shares has been used, whereas in calculating assets, shareholders' equity and net asset value per share the number of outstanding shares has been used.

Dividend pay out ratio
Dividend as a percentage of income from property management after a 28% tax deduction.

Dividend yield
Proposed dividend as a percentage of the share price at the year end.

Economic occupancy rate
Rental income accounted for during the period as a percentage of rental value for properties owned at the end of the period. Properties acquired/completed during the period have been restated as if they had been owned or completed during the whole year, while properties disposed of have been excluded entirely. Development projects and undeveloped land have been excluded.

Equity/assets ratio
Disclosed equity as a percentage of total assets at the end of the period.

Funding risk
The risk that no funding is available or very unfavourable at a given point in time.

Income from property management
Net income for the period/year after reversal of changes in value and tax.

Interest coverage ratio
Income from property management after reversal of net financial items as a percentage of net financial items.

Interest rate risk
The risk that changes in the market interest rate will effect income and cash flow.

Liquidity risk
The risk of not having access to liquidity or unutilized credit facilities in order to settle payments due.

Net asset value
Reported equity according to the balance sheet, adjusted for a calculated 10% deferred tax instead of a 28% nominal deferred tax and without an uncertainty range in property valuations

Net operating income margin
Net operating income as a percentage of rental income.

Number of shares
Registered number of shares - the number of shares registered at a given point in time.
Outstanding number of shares - the number of shares registered with a deduction for the company's own repurchased shares at a given point in time.
Average number of shares - the weighted average number of outstanding shares during a given period.

Operating expenses, maintenance, etc.
This item includes both direct property costs, such as operating expenses, maintenance, ground rent and real estate tax, as well as indirect costs for leasing and property administration.

Operational risk
The risk of incurring losses due to insufficient procedures and/or improper actions.

Property type
The property's primary rental value with regard to the type of premises. Premises for purposes other than the primary use may therefore be found within a property type.

Rental income
Rents debited plus supplements such as reimbursement of heating costs and real estate tax.

Rental value
Rental income plus estimated market rent for vacant premises.

Return on equity
Income after tax as a percentage of average (opening balance + closing balance/2) equity. In the interim accounts the return has been recalculated on an annual basis, disregarding seasonal variations normally occurring in operations and excluding changes in value.

Return on total capital
Operating profits as a percentage of average (opening balance + closing balance/2) total capital. In the interim accounts the return has been recalculated on an annual basis, disregarding seasonal variations normally occurring in operations and excluding change in value properties.

SEK per square metre
Property-related key ratios, expressed in terms of SEK per square metre, are based on properties owned at the end of the period. Properties acquired/completed during the year have been restated as if they had been owned or completed for the whole year, while properties disposed of have been excluded entirely. Development projects and undeveloped land have been excluded. In the interim accounts key ratios have been recalculated on an annual basis, disregarding seasonal variations normally occurring in operations.

Total yield per share
The change in the share price during the year with addition of dividend as a percentage of the share price at the end of previous year.



Castellum AB (publ)
(Corporate identity no. 556475-5550)
Box 2269, SE-403 14 Gothenburg, Sweden
Visiting address: Kaserntorget 5
Phone: +46 (0)31-60 74 00, Fax: +46 (0)31-13 17 55
info@castellum.se
www.castellum.se



Aspholmen Fastigheter AB
(Corporate identity no. 556121-9089)
Radiatorvägen 17, SE-702 27 Örebro, Sweden
Phone: +46 (0)19-27 65 00, Fax: +46 (0)19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se



Fastighets AB Briggen
(Corporate identity no. 556476-7688)
Box 3158, SE-200 22 Malmö, Sweden
Visiting address: Fredriksbergsgatan 1
Phone: +46 (0)40-38 37 20, Fax: +46 (0)40-38 37 37
fastighets.ab@briggen.se
www.briggen.se



Fastighets AB Brostaden
(Corporate identity no. 556002-8952)
Box 5013, SE-121 05 Johanneshov, Sweden
Visiting address: Bolidenvägen 14
Phone: +46 (0)8-602 33 00, Fax: +46 (0)8-602 33 30
info@brostaden.se
www.brostaden.se



Fastighets AB Corallen
(Corporate identity no. 556226-6527)
Box 148, SE-331 21 Värnamo, Sweden
Visiting address: Lasarettsgatan 3
Phone: +46 (0)370-69 49 00, Fax: +46 (0)370-475 90
info@corallen.se
www.corallen.se



Eklandia Fastighets AB
(Corporate identity no. 556122-3768)
Box 8725, SE-402 75 Gothenburg, Sweden
Visiting address: Ringögatan 12
Phone: +46 (0)31-744 09 00, Fax: +46 (0)31-744 09 50
info@eklandia.se
www.eklandia.se



Harry Sjögren AB
(Corporate identity no. 556051-0561)
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Phone: 031-706 65 00, Fax: 031-706 65 29
info@harrysjogren.se
www.harrysjogren.se

FINANCIAL REPORTING

Interim Report January–March 2007	18 April 2007
Half-year Report January–June 2007	18 July 2007
Interim Report January–September 2007	17 October 2007
Year-end Report 2007	23 January 2008

FURTHER INFORMATION

Further information may be obtained from the company's CEO Håkan Hellström, phone +46 (0)31-60 74 00 and on **www.castellum.se**

END

CASTELLUM



Maps: T-kartor Sweden AB. Print: Göteborgstryckeriet. March 2007.